Exhibit 99.9

The Honourable Peter Bethlenfalvy Minister of Finance A Plan to Protect Ontario 2025 Ontario Economic Outlook and Fiscal Review A Plan to Protect Ontario

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Perspectives économiques et revue financière de l’Ontario 2025 : Un plan pour protéger l’Ontario – Documents d’information

Minister’s Foreword

A Plan to Protect Ontario

Ontario continues to navigate the impact of U.S. tariffs and global economic uncertainty. It has never been more important for the government to deliver on its plan to protect Ontario.

For too long, past governments did not prioritize Ontario’s competitiveness or its ability to attract investment that creates jobs. Instead, they let red tape pile up, driving away jobs and investment, even as they refused to invest in the infrastructure and services our province needs if it is to keep growing. This failure to act left Ontario vulnerable and exposed to the impact of U.S. tariffs, which continue to threaten workers and communities in every corner of the province.

Our government is taking a different approach. We are cutting red tape, unleashing our economy, investing in infrastructure, supporting workers, improving services and making life more affordable, so we can make Ontario the most competitive place in the G7 to invest, create jobs and do business.

That is the best way to protect Ontario — not just from tariffs, but from anything that comes our way for decades to come.

Thanks to prudent fiscal management, Ontario has received two credit rating upgrades for the first time in nearly two decades.

We have maintained an AA credit rating with all four major credit rating agencies this year. This means less interest on every dollar borrowed, enabling more investments in our province’s growth and to protect our workers and communities.

This prudent fiscal management has given Ontario the room to act to protect our workers and communities.

From immediate support and relief to help workers and businesses weather tariffs, to attracting investment that will create more good-paying jobs for the people of Ontario, to building infrastructure for a growing province, we are leaving no stone unturned. We have made historic investments in health care, transit, roads and highways, and our communities, helping us build for our growing province, all while keeping costs down for families and helping to unleash our full economic potential.

We were able to take unprecedented steps to protect the economy, thanks to a prudent approach to fiscal management. The Public Accounts of Ontario 2024–2025 confirmed that the province remains on the right track, with Ontario recording a deficit of only $1.1 billion. This is a significant improvement from the projected deficit in the 2025 Ontario Budget.

We have made great progress on our plan: delivering critical funding, unleashing our economy, getting shovels in the ground, making life more affordable, protecting communities and delivering world-class services.

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Minister’s Foreword

But we know there is so much more to do.

We need to take bold action to make Ontario more competitive, resilient and self-reliant.

The government is stepping up to protect Ontario in response to U.S.-imposed tariffs by deploying immediate strategies to boost investment attraction and strengthen the province’s supply chains for long-term growth. Ontario is taking every necessary step to defend the interests of the people of Ontario and protect the economy and jobs. This includes taking key actions that would enable nearly $12 billion in cost savings for businesses.

We need to promote innovation, reduce business costs, speed up approval processes and get rid of unnecessary red tape that is holding back businesses to make Ontario even more competitive.

We need to protect Ontario — now, more than ever.

Protecting Workers and Businesses

Ontario workers and communities are feeling the impact of tariffs that have undermined key industries, slowed growth, and shaken business confidence.

U.S. tariffs threaten not only the competitiveness and viability of key Ontario industries, including automotive and steel manufacturing, but the livelihoods of workers that depend on stable cross-border trade with our most important trading partner.

We have taken urgent action to ease the pressure on workers and businesses.

As an immediate response, we have announced nearly $30 billion for workers and businesses — providing immediate relief and support to help businesses and keep workers on the job and weather the storm, including measures to build long-term resiliency and prosperity.

We deferred select provincial taxes for about 80,000 businesses in the province for six months, making up to $9 billion in liquidity relief available to keep workers on payroll and get through the immediate months after the tariffs came into effect.

We launched the $1 billion Protect Ontario Financing Program, the first phase of the $5 billion Protecting Ontario Account. It will provide support to Ontario-based businesses that have been affected by higher tariff rates in the steel, aluminum, copper and auto sectors. Funding through the Protect Ontario Financing Program has already begun to flow to tariff-impacted businesses. In partnership with the federal government, we announced an investment of $500 million to help Algoma Steel navigate changing market conditions and the impact of tariffs targeted at Canada’s steel sector. Through the Protect Ontario Financing Program, the province is providing a loan of $100 million.

iv

Minister’s Foreword

The government is now developing the second and third streams of the Protecting Ontario Account, to be supported by the remaining $4 billion. By leveraging private capital, the government will focus on helping businesses transition away from overreliance on U.S. trade relationships, increase productivity and invest in domestic supply chains and in high-growth industries like artificial intelligence, defence, advanced manufacturing, life sciences, and research and development in the critical minerals sector. This will fortify Ontario’s economic resilience, and fuel innovation and fast-track high-growth firms to sharpen Ontario’s global edge.

Our government will continue making every effort to use Ontario steel wherever possible, so that we can create new opportunities for Ontario steelworkers that will keep them on the job for years to come.

We are investing $20 million in Protect Ontario Workers Employment Response (POWER) Centres, which are providing access to training and upskilling to workers affected by, or at risk of, layoffs. This year, 10 of these centres were operational across Ontario, helping almost 15,000 workers with services and supports, including retraining them to re-enter the workforce.

Workplace Safety and Insurance Board (WSIB) premium rates have been further reduced to the lowest level in 50 years, resulting in estimated annual savings of approximately $60 million for Ontario employers in 2026. In total, average premium rate reductions and surplus distributions have resulted in a cumulative savings for businesses of approximately $21.5 billion over the last decade. These savings offer employers an opportunity to reinvest in their workers, fuel business expansion, and accelerate growth, priorities that are more important than ever right now. Through our plan to protect Ontario, we will continue providing much-needed support and relief during these difficult and uncertain times.

v

Minister’s Foreword

Protect Ontario by Unleashing Our Economy

Against a backdrop of U.S. economic and trade aggression, we are doing more than helping businesses and workers navigate today’s uncertain economy.

We have a plan to make Ontario the most competitive economy in the G7.

We are making strategic investments to unleash our economy and protect Ontario for generations. We are increasing the competitiveness and resiliency of the economy while unlocking new opportunities for prosperity.

We are leading the way to unlock internal trade, through the Protect Ontario Through Free Trade Within Canada Act, 2025 and agreements to unlock free trade with 10 other provinces and territories. These measures will help reduce barriers and expand labour mobility, to support economic integration across Canada and increase opportunities for Ontario businesses and workers.

We are unlocking the economic potential of the Ring of Fire.

We are supporting a made-in-Ontario critical minerals supply chain, including an investment of $500 million to create the Critical Minerals Processing Fund to support projects that accelerate the province’s critical mineral processing capacity. To cut government review times in half for advanced exploration and mine development projects, we are launching a wholesale permitting reform through the “One Project, One Process” framework so we can reduce delays and attract investment in Ontario’s mining sector.

We are powering Ontario’s affordable energy future through Energy for Generations, the province’s first-ever integrated energy plan, helping to build a self-reliant economy and protect workers in engineering, science, construction and other skilled trades. We will continue to invest in new, resilient and growing industries including Ontario’s nuclear and critical mineral advantage. This will help create hundreds of thousands of new jobs, including for workers hurt by U.S. tariffs.

We are positioning Ontario as a global leader in nuclear energy, leading the G7 by building the first of four small modular reactors (SMRs) at the Darlington nuclear site. It will produce enough reliable, affordable and clean electricity to power the equivalent of 300,000 homes, with construction of the four units creating up to 18,000 Canadian jobs while injecting $500 million, on average, annually into Ontario’s economy. Ontario is also leveraging its nuclear advantage to advance opportunities at home and globally. As part of its plan to expand nuclear energy generation, the government is advancing early-stage planning for new large-scale nuclear energy generation, both at the Bruce nuclear site in Bruce County and at Ontario Power Generation’s Wesleyville site in Port Hope.

vi

Minister’s Foreword

Since 2020, Ontario has attracted tens of billions of dollars in new investments that will help support and create thousands of jobs, some of which already have shovels in the ground — including the $5 billion NextStar battery plant in Windsor, which is expected to create 2,500 jobs, and the $7 billion PowerCo battery cell plant in St. Thomas, which would employ up to 3,000 workers.

We are helping businesses lower their costs, innovate, and become more competitive by temporarily enhancing the Ontario Made Manufacturing Investment Tax Credit, and expanding access by providing a non-refundable version of the credit to corporations that were not eligible for the original credit.

We are supporting the growth of advanced manufacturers through the Advanced Manufacturing and Innovation Competitiveness (AMIC) Stream of the Regional Development Program, by providing financial support and tools to primarily small and medium-sized businesses so that they can invest in equipment, technologies and skills development and continue to grow.

As of September 2025, we have announced investments of more than $45 million in 41 companies and organizations through the AMIC Stream, since its launch in 2022. This has leveraged $500 million in investments, creating over 1,000 jobs in communities across the province.

We are strengthening Ontario’s competitiveness and resilience by continuing to attract major investments to the province through Invest Ontario — providing investors with one-window access to expertise and tailored services as well as financial support through the Invest Ontario Fund.

To date, Invest Ontario has announced over $8.2 billion in investments, which are expected to create more than 10,200 good-paying jobs.

We are also moving forward with consultations to help set criteria to designate Special Economic Zones. These zones would provide a predictable and stable environment for investment and growth. This would allow projects to start and advance faster, while maintaining necessary safeguards and standards for environmental protection, as well as the duty to consult with Indigenous communities.

vii

Minister’s Foreword

Protect Ontario by Building

We are delivering on our 10-year, more than $201 billion capital plan — the largest and most ambitious plan of its kind in Ontario’s history.

This includes historic investments to unlock infrastructure to address Ontario’s current needs, while laying the foundation for long-term growth and prosperity for communities across the province and creating more construction jobs.

Strengthened by an additional $5 billion in funding announced in the 2025 Ontario Budget, the Building Ontario Fund (BOF) has begun delivering on priority investments — leveraging innovative solutions to build more critical infrastructure that would otherwise not get built. The BOF continues to target projects in long-term care, energy infrastructure, affordable housing, municipal and Indigenous community infrastructure, transportation, and the newest area of focus for the BOF: critical minerals.

We have announced an additional $1.6 billion to accelerate housing and critical infrastructure projects, nearly doubling the Municipal Housing Infrastructure Program to $4 billion. This is providing communities with resources to build roads, bridges and water systems that enable new housing.

Gridlock costs Ontario $56 billion every year. We have a plan to fight it and get drivers and goods moving. This plan includes moving ahead with building Highway 413, the Bradford Bypass, as well as expanding existing highways, including a tunnelled expressway under Highway 401.

We are overseeing the largest expansion of public transit in North America, including new subway lines to deliver better transit in Toronto. Our plan for GO 2.0 will deliver the next generation of passenger train service for the Greater Golden Horseshoe, providing multiple new GO passenger train lines, including through midtown Toronto, Etobicoke and York Region to Bolton, along with dozens of new stations and improved service.

We are investing $400 million in 2026 for 423 small, rural and Northern communities across Ontario through the Ontario Community Infrastructure Fund to help them build vital infrastructure, including roads, bridges, water and wastewater projects.

We are providing $600 million to almost 400 small, rural and Northern municipalities, as well as those with limited property assessment, through the Ontario Municipal Partnership Fund, to assist municipalities in providing critical services to people across the province.

We are investing $200 million over three years to support the construction of new sport and recreational facilities and the revitalization of existing venues to provide people with more opportunities to live, work and play in their local communities.

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Minister’s Foreword

Protect Ontario by Keeping Costs Down

Ontario families deserve more money back in their pockets — we are continuing to build on our track record of doing just that.

From direct financial relief to families and individuals, saving commuters money by removing tolls, making public transit more affordable through the One Fare program and permanently cutting Gasoline Tax and Fuel Tax rates, we are lowering costs and making life more affordable when it is more important than ever.

We have provided taxpayer rebate cheques, delivering about $3 billion in timely support to almost 15 million eligible people in Ontario. We are investing nearly $11 billion in energy efficiency programs, the largest investment in energy efficiency in Canadian history — helping Ontario families and businesses save money and reduce energy demand.

We have removed tolls on Highway 407 East and Highways 412 and 418, frozen fees for driver’s licences and Ontario Photo Cards, and One Fare is saving daily transit users on participating transit systems an average of $1,600 each year.

We are working with the federal government to mirror their May 27, 2025 proposal for a federal GST/HST First-Time Home Buyers Rebate. Subject to passage of federal legislation, Ontario’s new rebate would be for the full 8 per cent provincial portion of the HST for first-time buyers of qualifying new homes valued up to $1 million.

We will continue to deliver on our plan to protect Ontario workers, businesses and communities and keep costs down through the development of a multi-year Tax Action Plan to help make Ontario the most competitive jurisdiction in Canada. Ontario’s Tax Action Plan will focus on encouraging and attracting more business investment, improving Ontario’s competitiveness in the G7, and lower costs or provide relief for individuals and families in the years and decades to come.

Continuing to Protect Ontario

Time and again, our province has confronted adversity and emerged stronger and more united than ever.

Today is no different.

Thanks to prudent fiscal management and strategic investments, we are well-positioned to continue protecting our province and build for tomorrow.

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Minister’s Foreword

This approach has allowed the government to maintain a path to balance as part of its fiscal plan. The government is projecting deficits of $13.5 billion in 2025–26 and $7.8 billion in 2026–27, followed by a surplus of $0.2 billion in 2027–28. Ontario is prepared to do whatever it takes to provide critical financial supports to protect Ontario workers and jobs.

Even with so much uncertainty, investors around the world have confidence in Ontario’s ability to deliver.

We have a strong foundation in key strategic sectors, such as steel production, mining, energy, advanced manufacturing, and their well-established supply chains, and an ambitious vision to diversify our trade while investing in emerging industries and technologies that will make Ontario more competitive than ever.

We are making Ontario’s economy more competitive and more resilient. We are building future growth through strategic investments in infrastructure, skills development and innovation that raise our productivity as an economy and our prosperity as a province.

By promoting innovation, reducing business costs, and cutting red tape and regulatory burdens, we will unleash the full potential of Ontario’s economy.

Working alongside our world-class workers, industry, municipal leaders, unions, Indigenous communities and the federal government, we will tap into Ontario’s full potential and rise to meet any challenge.

We will continue investing in stronger, safer communities and help our health and education sectors continue to deliver for people — ensuring Ontario remains the greatest place on earth to live, work and raise a family.

Our government will never stop standing up for the people of Ontario.

Together, we will protect Ontario and build a great future for our province.

Original signed by

The Honourable Peter Bethlenfalvy

Ontario’s Minister of Finance

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Contents

Contents

Minister’s Foreword

A Plan to Protect Ontario	iii

Protecting Workers and Businesses	iv

Protect Ontario by Unleashing Our Economy	vi

Protect Ontario by Building	viii

Protect Ontario by Keeping Costs Down	ix

Continuing to Protect Ontario	ix

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	3

Ontario’s Economic Outlook	5

Revisions to the Outlook Since the 2025 Budget	5

Managing Ontario’s Finances Responsibly	7

Ontario’s Fiscal Plan	8

Revenue Outlook Over the Medium Term	9

Program Expense Outlook Over the Medium Term	9

Interest and Other Debt Servicing Charges (IOD) Outlook Over the Medium Term	9

Other Fiscal Planning Assumptions	10

Economic and Fiscal Outlook Scenarios	10

Borrowing and Debt Management	12

Ontario’s Capital Plan	14

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Contents

Chapter 1: A Plan to Protect Ontario

Section A: Protect Workers and Businesses from Tariffs and Economic Uncertainty

Supporting Sectors Affected by U.S. Tariffs Through the Protect Ontario Financing Program	22

Helping Communities and Industries Navigate Trade Disruptions	23

Supporting At-Risk Workers	23

Helping Businesses Through the Deferral of Select Provincially Administered Taxes	24

Continuing to Support Businesses Through Workplace Safety and Insurance Board Rebates and Premium Reductions	24

Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Protect Ontario by Unleashing Our Economy	25

Powering Ontario’s Affordable Energy Future	27

Creating Special Economic Zones for Strategically Important Projects	30

Unlocking Ontario’s Vast Critical Mineral Resources	30

Strengthening Indigenous Partnerships	35

Making Ontario More Competitive Than Ever	36

Attracting Investments That Support and Create Manufacturing Jobs	41

Expanding and Diversifying Trade Opportunities	44

Supporting Local Businesses and “Buy Ontario”	45

Securing High-Impact Investments Through Invest Ontario	46

Supporting Ontario’s Forest Sector	47

Strengthening Ontario’s Agri-Food Sector	49

Strengthening Ontario’s Tourism Sector	51

Fostering Innovation and Entrepreneurship in Ontario	52

Improving Capital Markets	57

Highlighting Ontario’s Cannabis Sector	60

Helping Municipalities and Communities Build Ontario	61

Safeguarding Ontario’s Workforce	62

Modernizing Ontario’s Pension Sector	67

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Contents

Protect Ontario by Building	69

Building Highways	69

Building Transit	77

Building Stronger Communities	82

Protect Ontario by Keeping Costs Down	89

Supporting Families and Individuals	89

Providing Harmonized Sales Tax Relief for First-Time Home Buyers on New Homes	91

Permanently Reducing Gasoline Tax and Fuel Tax Rates	92

Removing Municipal Speed Cameras to Protect Taxpayers	92

Removing Highway 407 East Tolls	93

Helping Transit Users Save with One Fare	93

Saving on Electricity Costs	93

Delivering the $200 Ontario Taxpayer Rebate	94

Increasing the Minimum Wage for Workers	94

Maintaining an Effective Property Assessment and Taxation System	95

Protect Ontario’s Borders and Communities	96

Protecting Ontario’s Borders	96

Fighting Crime with the Expanded Joint Air Support Unit	97

Combatting and Preventing Auto Theft	97

Fighting Guns, Gangs and Violence	98

Keeping Violent, Repeat Offenders Behind Bars	98

Getting Tough on Crime to Protect Communities from Criminals	99

Training More Police Officers to Protect Communities	100

Supporting Police Services in First Nation Communities	101

Building More Capacity in Provincial Jails	102

Protecting the Health and Safety of Firefighters	103

Recognizing Service in Policing	103

Supporting Investigations with Advanced DNA Technology	104

Strengthening Supports to Combat Hate	104

Protecting Ontario from Human Trafficking	104

Advancing Anti-Money Laundering Efforts Through a Beneficial Ownership Registry	105

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Contents

Protect Ontario’s Public Services	106

Advancing Ontario’s Primary Care Action Plan	106

Training and Retaining Health Care Providers Across Ontario	107

Investing in Home and Community Care	108

Investing in Hospital and Health Infrastructure	109

Increasing Regional Capacity at Halton Healthcare Services	111

Expanding Diabetes Services in Durham Region	111

Connecting More Families to Fertility Supports	111

Expanding Homelessness and Addiction Recovery Treatment Hubs	112

Investing in Long-Term Care Homes	113

Supporting the Ontario Autism Program	114

Investing in Schools and Child Care Spaces	114

Preferred Provider Networks	117

Public Services Delivered More Efficiently	118

Modernizing Ontario’s Alcohol Marketplace	120

Commemorating the 50th Anniversary of the Franco–Ontarian Flag	122

Expanding French-Language Postsecondary Education in the North	122

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Contents

Chapter 2: Economic Performance and Outlook

Introduction	125

Revisions to the Outlook Since the 2025 Budget	126

Recent Economic Performance	127

Ontario Labour Market	128

Consumer Price Inflation	129

Economic Outlook	130

Global Economic Environment	133

Financial Markets and Other External Factors	135

Details of Ontario’s Economic Outlook	137

Employment	138

Consumer Price Index	139

Housing Market	140

Risks to the Outlook	141

Alternative Economic Scenarios	142

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction	147

Key Changes in 2025–26 Since the 2025 Budget	149

Revenue Update	150

Expense Update	152

Prudence in 2025–26	153

Medium-Term Fiscal Plan	154

Medium-Term Revenue Outlook	154

Medium-Term Expense Outlook	156

Prudence Built into the Medium-Term Outlook	158

Transparency and Risks	158

Summary of Significant Accounting Policies	159

Details of Ontario’s Finances	160

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Contents

Chapter 4: Borrowing and Debt Management

Introduction	173

Borrowing Program	174

Sustainable Bond Framework	178

Cost of Debt	180

Term of Debt	182

Ensuring Adequate Liquidity Levels	183

Debt Burden Reduction Strategy	184

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview	191

Providing Harmonized Sales Tax Relief for First-Time Home Buyers on New Homes	191

Implementing 2025 Budget Tax Measures	192

Ensuring Flexibility for Machinery and Equipment Expenditures under the Ontario Made Manufacturing Investment Tax Credit	193

Attracting Foreign Industrial Investment to Ontario	194

Establishing a Beneficial Ownership Registry	195

Summary of Measures	196

Technical Amendments	197

Other Legislative Initiatives	198

Consultations on a Plan to Build Ontario	199

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Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook	5

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2025 Budget Compared to the 2025 Ontario Economic Outlook and Fiscal Review	6

Ontario’s Medium-Term Fiscal Plan — Details	8

Ontario Real GDP Growth Scenarios	10

Ontario Nominal GDP Growth Scenarios	10

Ontario’s Taxation Revenue Scenarios	11

2025–26 Borrowing Program and Medium-Term Outlook	12

Progress on Relevant Debt Sustainability Measures	13

Infrastructure Expenditures	18

Chapter 1:	A Plan to Protect Ontario

Table 1.1	Recently Completed Highway Projects	76

Table 1.2	Investing in Hospital and Health Infrastructure	109

Table 1.3	School Projects Opening for the 2025–26 School Year	114

Table 1.4	Continuing to Get Shovels in the Ground to Build More Schools	116

Chapter 2:	Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	125

Table 2.2	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2025 Budget Compared to the 2025 Ontario Economic Outlook and Fiscal Review	126

Table 2.3	Private-Sector Forecasts for Ontario Real GDP Growth	130

Table 2.4	Private-Sector Forecasts for Ontario Nominal GDP Growth	131

Table 2.5	External Factors	136

Table 2.6	Ontario’s Economic Outlook	137

Table 2.7	Ontario Real GDP Growth Scenarios	142

Table 2.8	Ontario Nominal GDP Growth Scenarios	143

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Contents

Chapter 3:	Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	147

Table 3.2	2025–26 In-Year Fiscal Performance	149

Table 3.3	Key Changes to 2025–26 Revenue Projections	150

Table 3.4	Key Changes to 2025–26 Total Expense Projections	152

Table 3.5	Summary of Medium-Term Revenue Outlook	154

Table 3.6	Summary of Medium-Term Expense Outlook	156

Table 3.7	Total Revenue	160

Table 3.8	Total Expense	162

Table 3.9	Infrastructure Expenditures	167

Table 3.10	10-Year Review of Selected Financial and Economic Statistics	168

Chapter 4:	Borrowing and Debt Management

Table 4.1	2025–26 Borrowing Program and Medium-Term Outlook	174

Table 4.2	Progress on Relevant Debt Sustainability Measures	184

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Measures	196

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Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Current Fiscal Outlook Compared to the 2025 Budget		4

Ontario Fiscal Outlook Scenarios		11

Chapter 1:	A Plan to Protect Ontario

Chart 1.1	Supporting Ontario Businesses	38

Chart 1.2	Highway 413 Project Route	70

Chart 1.3	Bradford Bypass Project Route	71

Chart 1.4	Select Measures That Provide Relief to Families and Individuals	90

Chapter 2:	Economic Performance and Outlook

Chart 2.1	Lower Exports Contribute to Ontario Real GDP Decline in Q2	127

Chart 2.2	Ontario Consumer Price Inflation Moderates	129

Chart 2.3	Ontario Nominal GDP Growth Projected to Moderate	132

Chart 2.4	Global Real GDP Growth Projections	134

Chart 2.5	Bank of Canada Key Policy Interest Rate and Ontario Inflation	135

Chart 2.6	Unemployment Rate Projected to Decline	138

Chart 2.7	Ontario Inflation Rate Settling Into Target Range	139

Chart 2.8	Housing Market Projected to Rebound	140

Chart 2.9	Range of Ontario GDP Scenario Forecasts	143

Chapter 3:	Ontario’s Fiscal Plan and Outlook

Chart 3.1	Current Fiscal Outlook Compared to the 2025 Budget	148

Chart 3.2	Composition of Revenue, 2025–26	166

Chart 3.3	Composition of Expense, 2025–26	166

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Contents

Chapter 4:	Borrowing and Debt Management

Chart 4.1	Borrowing Outlook Scenarios for Long-Term Borrowing	175

Chart 4.2	2025–26 Borrowing	176

Chart 4.3	Domestic and International Borrowing	177

Chart 4.4	Green Bond Allocation by Framework Category	178

Chart 4.5	Ontario’s Green Bond Issues	179

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	180

Chart 4.7	Average Annual Ontario Borrowing Rate Forecast	181

Chart 4.8	Weighted-Average Term of Borrowings	182

Chart 4.9	Average Unrestricted Liquid Reserve Levels	183

Chart 4.10	Net Debt-to-GDP	185

Chart 4.11	Net Debt-to-Operating Revenue (formerly Net Debt-to-Revenue)	186

Chart 4.12	Net Interest-to-Operating Revenue (formerly Interest on Debt-to-Revenue)	187

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Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Trade tensions and tariffs in 2025 have led to greater economic uncertainty and contributed to a weaker global economic outlook. Ontario’s economy has been resilient. However, it is being negatively impacted by U.S. trade policy and the accompanying uncertainty. Following a strong start to the year, Ontario’s real gross domestic product (GDP) growth declined in the second quarter of 2025 alongside the implementation of U.S. tariffs. Ontario’s economy is projected to continue growing, in line with the 2025 Budget outlook, with real GDP projected to rise 0.8 per cent in 2025 and 0.9 per cent in 2026. However, a mutually favourable trade outcome between Canada and the United States could support stronger-than-expected Ontario economic growth. In the longer term, investment in, and the application of new technologies, such as artificial intelligence, could create opportunities for improved productivity and economic growth.

The 2025 Ontario Economic Outlook and Fiscal Review continues to take a fiscally responsible and balanced approach through sustained investments in key public services, while maintaining fiscal flexibility to respond to uncertainty. This approach has allowed the government to maintain a path to balance as part of its fiscal plan. The government is projecting deficits of $13.5 billion in 2025–26 and $7.8 billion in 2026–27, followed by a surplus of $0.2 billion in 2027–28. Ontario is prepared to do whatever it takes to provide critical financial supports to protect Ontario workers and jobs.

The net debt-to-GDP ratio is projected to be 37.7 per cent in 2025–26, compared with the forecast of 37.9 per cent projected in the 2025 Budget. This ratio fell to a 13-year low last year, and Ontario’s plan keeps it below target levels over the medium-term outlook. Further illustrating Ontario’s commitment to responsible fiscal management, the net interest as a per cent of operating revenue ratio for 2025–26 is forecast to be 6.4 per cent and remains close to the lowest levels it has been at since the 1980s.

3

Ontario’s Economic and Fiscal Outlook in Brief

4

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

Ontario’s real GDP growth has been impacted by U.S trade policy and tariffs and is projected to decelerate from 1.4 per cent in 2024 to 0.8 per cent in 2025 and 0.9 per cent in 2026, in line with the projections at the time of the 2025 Budget. Real GDP growth is expected to pick up in subsequent years with projected increases of 1.8 per cent in 2027 and 1.9 per cent in 2028. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2024	2025p	2026p	2027p	2028p
Real GDP Growth	1.4	0.8	0.9	1.8	1.9
Nominal GDP Growth	5.3	3.2	3.0	4.0	3.8
Employment Growth	1.7	0.9	0.4	0.8	1.0
CPI Inflation	2.4	1.9	2.0	2.0	2.0

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025.

Sources: Statistics Canada and Ontario Ministry of Finance.

Revisions to the Outlook Since the 2025 Budget

The outlook has been revised compared to the projections in the 2025 Budget. Key changes since the 2025 Budget include the following:

•	Slightly stronger nominal GDP growth in 2025 due to an upward revision to the growth in net operating surplus of corporations;

•	Slightly lower real GDP growth in 2026 and 2027; and

•	Weaker housing resale market activity through the projection period.

5

Ontario’s Economic and Fiscal Outlook in Brief

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2025 Budget Compared to the 2025 Ontario Economic Outlook and Fiscal Review (FES)

(Per Cent Change)

	2025p		2026p		2027p		2028p

	2025 Budget	2025 FES	2025 Budget	2025 FES	2025 Budget	2025 FES	2025 Budget	2025 FES
Real Gross Domestic Product	0.8	0.8	1.0	0.9	1.9	1.8	1.9	1.9
Nominal Gross Domestic Product	3.1	3.2	3.0	3.0	4.0	4.0	4.0	3.8
Compensation of Employees	3.7	3.7	3.2	2.7	3.6	3.4	3.8	3.7
Net Operating Surplus — Corporations	(3.0)	3.0	6.4	5.0	7.2	8.5	5.2	5.2
Nominal Household Consumption	3.5	3.8	3.1	3.1	3.7	3.6	3.8	3.6
Other Economic Indicators
Employment	0.9	0.9	0.4	0.4	0.9	0.8	0.9	1.0
Job Creation (000s)	73	70	33	35	74	66	75	83
Unemployment Rate (Per Cent)	7.6	7.8	7.3	7.6	6.6	7.0	6.2	6.5
Consumer Price Index	2.3	1.9	2.0	2.0	2.0	2.0	2.0	2.0
Housing Starts (000s)[1]	71.8	64.3	74.8	70.2	82.5	79.6	85.9	83.7
Home Resales	5.3	(8.0)	12.7	10.2	4.6	4.5	1.5	1.5
Home Resale Prices	(1.2)	(3.3)	2.6	2.8	3.8	2.8	4.0	4.0
Key External Variables
U.S. Real Gross Domestic Product	1.4	1.7	1.4	1.5	2.0	2.0	2.0	2.0
WTI Crude Oil ($US per Barrel)	69	66	69	63	74	66	75	69
Canadian Dollar (Cents US)	69.2	72.0	71.2	74.1	73.0	75.0	74.1	76.2
Three-Month Treasury Bill Rate (Per Cent)[2]	2.4	2.6	2.3	2.2	2.4	2.4	2.6	2.5
10-Year Government Bond Rate (Per Cent)[2]	3.1	3.2	3.2	3.3	3.4	3.4	3.5	3.4

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025.

[1]	Housing starts projection based on private-sector average as of September 12, 2025.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (March and September 2025); U.S. Energy Information Administration; and Ontario Ministry of Finance.

6

Ontario’s Economic and Fiscal Outlook in Brief

Managing Ontario’s Finances Responsibly

The government’s plan is consistent with the Fiscal Sustainability, Transparency and Accountability Act, 2019 and its governing principles that guide Ontario’s fiscal policy.

•

Transparent: The government continues to be transparent through the release of regular fiscal updates. This is the eighth year in a row that the government has received a clean audit opinion from Ontario’s Auditor General.

•	Responsible: The government has developed a measured and accountable approach to managing Ontario’s finances, while investing in critical programs, services and capital projects.

•

Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure the necessary fiscal flexibility is available to respond to changing circumstances.

•

Equitable: The government’s plan sustains investments in key public services, such as health care, social services and education, ensuring that these services are readily available for the people of today and maintained for the benefit of future generations.

•	Sustainable: The government remains committed to achieving a balanced budget and reducing the province’s debt burden to ensure the long-term sustainability of Ontario’s finances.

The government recorded a $1.1 billion deficit for the fiscal year ending March 31, 2025, compared to a forecasted deficit of $9.8 billion in the 2024 Budget. The government remains focused on its efforts to reduce the debt burden and bring Ontario’s finances back to balance.

Ontario’s finances are in the strongest position they have been in over a decade. This fiscal plan includes near-record-low net interest-to-operating revenue anticipated from 2025–26 to 2027–28.

Reflecting these improvements, Ontario received two credit rating upgrades in 2024. Morningstar DBRS upgraded Ontario’s rating to AA from AA (low) on June 6, 2024, and S&P raised its credit rating to AA– from A+ on December 3, 2024. This reverses the trend of credit downgrades and shows that Ontario’s prudent and responsible fiscal plan is working. A higher credit rating means Ontario is seen as a lower-risk borrower. This reduces Ontario’s borrowing costs and supports investment in the province, creating more jobs while financing the government’s historic infrastructure plans. Since the credit rating upgrades, Ontario has seen new international buyers of its bonds and now has the lowest interest rate of all provinces in the 30-year term.

7

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Plan

In 2025–26, the government is projecting a deficit of $13.5 billion. Over the medium term, the government is forecasting a deficit of $7.8 billion in 2026–27 and a surplus of $0.2 billion in 2027–28.

Ontario’s Medium-Term Fiscal Plan — Details1

($ Billions)

	Actual 2024–25	Current Outlook 2025–26	Medium-Term Outlook
			2026–27	2027–28
Revenue
Personal Income Tax	55.7	59.3	62.4	66.5
Sales Tax	39.4	40.1	41.4	43.3
Corporations Tax	27.8	27.0	28.5	30.7
Ontario Health Premium	5.2	5.4	5.6	5.8
Education Property Tax	5.9	5.9	5.9	6.0
All Other Taxes	17.6	17.9	18.3	18.8
Total Taxation Revenue	151.5	155.6	162.1	171.1
Government of Canada Transfers	36.6	38.9	39.3	39.7
Income from Government Business Enterprises	7.5	6.5	6.8	7.5
Other Non-Tax Revenue	30.5	22.1	21.4	21.7
Total Revenue	226.2	223.1	229.6	240.0

Base Programs
Health Sector	90.1	91.5	92.8	94.0
Education Sector[2]	38.3	41.0	41.1	41.3
Postsecondary Education Sector	14.2	13.0	13.1	12.8
Children, Community and Social Services Sector	20.5	20.4	20.4	20.4
Justice Sector	6.6	6.8	6.5	6.4
Other Programs	39.7	45.9	44.6	45.1
Total Base Programs	209.4	218.4	218.5	220.1
Significant Exceptional Expenses	2.7	–	–	–
Total Programs	212.1	218.4	218.5	220.1
Interest and Other Debt Servicing Charges	15.1	16.2	16.9	17.7
Total Expense	227.3	234.6	235.3	237.8
Surplus/(Deficit) Before Reserve	(1.1)	(11.5)	(5.8)	2.2
Reserve	–	2.0	2.0	2.0
Surplus/(Deficit)	(1.1)	(13.5)	(7.8)	0.2
Net Debt as a Per Cent of GDP	36.2%	37.7%	38.7%	38.4%
Net Debt as a Per Cent of Operating Revenue	191.2%	207.5%	213.0%	209.8%
Net Interest as a Per Cent of Operating Revenue	5.5%	6.4%	6.6%	6.7%
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook Over the Medium Term

Ontario’s revenue outlook is anchored by an economic projection based on private-sector forecasts and the best available information at the time of finalizing the planning projection. Between 2024–25 and 2027–28, revenues are expected to grow, on average, by 2.0 per cent a year. Details of the medium-term revenue outlook are outlined later in this document. See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details.

Key inputs included in the revenue forecast are a prudent economic outlook based on private-sector forecasts; existing federal–provincial agreements and funding formulas; and the business plans of government ministries, business enterprises and service organizations.

Program Expense Outlook Over the Medium Term

The government is maintaining a strong fiscal foundation while continuing to sustain investments in key public services. Ontario’s program expense outlook is expected to grow from $212.1 billion in 2024–25 to $220.1 billion in 2027–28. Over the medium term, this reflects the government’s commitment to key public services such as health care, education and infrastructure.

As part of the government’s strategy for responsible fiscal management, the government will continue to ensure that program expense growth does not outpace revenues. In addition, contingencies have been incorporated into the program expense outlook to ensure fiscal stability and the ability to respond to unforeseen events.

See Chapter 3: Ontario’s Fiscal Plan and Outlook for further details on the program expense outlook over the medium term.

Interest and Other Debt Servicing Charges (IOD) Outlook Over the Medium Term

Interest and other debt servicing charges is forecast to be $16.2 billion in 2025–26, $16.9 billion in 2026–27 and $17.7 billion in 2027–28 and remains consistent with the forecast for each of the medium-term outlook years in the 2025 Budget.

See Chapter 4: Borrowing and Debt Management for further details on the outlook over the medium term.

9

Ontario’s Economic and Fiscal Outlook in Brief

Other Fiscal Planning Assumptions

The reserve has been set at $2.0 billion each year from 2025–26 to 2027–28, unchanged from the levels in the 2025 Budget. This higher-than-average historical level of reserve reflects the elevated nature of fiscal and economic risks, and the government’s commitment to be ready to respond.

Net debt-to-GDP for 2025–26 is projected to be 37.7 per cent. Over the medium term, the net debt-to-GDP ratio is forecast to be 38.7 per cent in 2026–27 and 38.4 per cent in 2027–28. The increase in this ratio is due to the rate of growth in net debt outpacing growth in GDP. The ratio is forecast to remain below the government’s target of 40.0 per cent and resume its decline by fiscal 2027–28.

Economic and Fiscal Outlook Scenarios

To provide more transparency about the province’s economic outlook amid the elevated degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next few years. These alternative scenarios should not be considered the best case or the worst case, but reasonable possible outcomes in this period of uncertainty. See Chapter 2: Economic Performance and Outlook for more details.

Ontario Real GDP Growth Scenarios

(Per Cent)

	2025p	2026p	2027p	2028p
Faster Growth Scenario	1.4	1.9	2.1	2.2
Planning Projection	0.8	0.9	1.8	1.9
Slower Growth Scenario	0.5	(0.3)	1.7	1.8

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025, and alternative scenarios.

Source: Ontario Ministry of Finance.

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2025p	2026p	2027p	2028p
Faster Growth Scenario	4.1	4.8	4.5	4.3
Planning Projection	3.2	3.0	4.0	3.8
Slower Growth Scenario	2.6	1.0	3.7	3.5

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025, and alternative scenarios.

Source: Ontario Ministry of Finance.

In the event that the alternative economic scenarios materialize, as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Based on the two alternative nominal GDP growth economic scenarios, two taxation revenue outlook scenarios were developed.

10

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Taxation Revenue Scenarios

($ Billions)

	2025–26p	2026–27p	2027–28p
Faster Growth Scenario	158.1	168.9	180.5
Planning Projection	155.6	162.1	171.1
Slower Growth Scenario	153.4	155.6	162.5

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025, and alternative scenarios.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

In the Faster Growth scenario, total taxation revenue over the medium term is $9.4 billion higher than the Planning Projection in 2027–28, while in the Slower Growth scenario, total taxation revenue is $8.5 billion lower.

Under the Faster Growth scenario, the deficit outlook may improve to $11.0 billion in 2025–26, $0.7 billion in 2026–27, followed by a surplus of $10.2 billion in 2027–28. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $15.7 billion in 2025–26, $14.5 billion in 2026–27 and $8.9 billion in 2027–28.

11

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s long-term borrowing requirement for 2025–26 is now forecast to be $42.5 billion. As of October 30, 2025, Ontario had completed $32.4 billion, or 76 per cent, of its 2025–26 total long-term public borrowing program. Ontario’s borrowing program is partly driven by a historic capital plan. See the section titled “Ontario’s Capital Plan.”

2025–26 Borrowing Program and Medium-Term Outlook

($ Billions)

	2025 Budget	In-Year Change	Current Outlook 2025–26	Medium-Term Outlook
				2026–27	2027–28
Deficit/(Surplus)	14.6	(1.1)	13.5	7.8	(0.2)
Provincial Investment in Capital Assets	23.1	–	23.1	23.8	20.2
Amortization of Capital Assets[1]	(9.1)	–	(9.1)	(9.3)	(10.1)
Non-Cash and Cash Timing Adjustments	(3.1)	–	(3.1)	(3.4)	(4.3)
Net Loans and Investments	1.2	1.3	2.5	2.4	1.4
Debt Maturities and Redemptions	33.1	–	33.1	26.9	27.5
Total Funding Requirement	59.8	0.2	60.0	48.2	34.5
Decrease/(Increase) in Short-Term Borrowing	(5.0)	(0.5)	(5.5)	(5.5)	–
Increase/(Decrease) in Year-End Cash and Cash Equivalents	(12.0)	–	(12.0)	(2.0)	–
Total Long-Term Borrowing	42.8	(0.3)	42.5	40.7	34.5
[1]	Starting in the 2025 Budget, Amortization of Capital Assets will be reflected in a separate line in this table to reflect the increasing impact of the capital plan on the borrowing program.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario is forecast to pay $16.2 billion in interest and other debt servicing charges in 2025–26, consistent with the 2025 Budget forecast.

Interest and other debt servicing charges in 2026–27 and 2027–28 is forecast to be $16.9 billion and $17.7 billion, compared to the 2025 Budget forecast of $17.0 billion and $17.8 billion, respectively. As a share of revenue, interest and other debt servicing charges is projected to remain near record lows through 2027–28.

A one percentage point change in interest rates either up or down from the current interest rate forecast is estimated to have a corresponding change in Ontario’s borrowing costs by around $0.8 billion in the first full year.

12

Ontario’s Economic and Fiscal Outlook in Brief

The net debt-to-GDP ratio in 2025–26 is now projected to be 37.7 per cent, or 0.2 percentage points lower than the 37.9 per cent forecast in the 2025 Budget, which is mainly due to a lower than previously projected deficit. Over the medium-term outlook, the net debt-to-GDP ratio is projected to remain modestly lower than the forecasts in the 2025 Budget and continues to remain below target levels. The table below shows the progress on relevant debt sustainability measures; see Chapter 4: Borrowing and Debt Management for more details on Ontario’s debt burden reduction strategy.

Progress on Relevant Debt Sustainability Measures

(Per Cent)

	Targets	2025 Budget 2025–26 Forecast	2025 FES 2025–26 Forecast
Net Debt-to-GDP	<40.0	37.9	37.7
Net Debt-to-Operating Revenue	<200	211	208
Net Interest-to-Operating Revenue	<7.5	6.5	6.4

Note: 2025 FES in the table is defined as the 2025 Ontario Economic Outlook and Fiscal Review.

Source: Ontario Financing Authority.

13

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Capital Plan

Ontario’s Capital Plan continues to be the most ambitious plan to build in Ontario’s history, with planned investments over 10 years totalling more than $201 billion, including over $33 billion in 2025–26. To address the historic infrastructure deficit, built up over past decades, this plan is getting shovels in the ground to build highways, hospitals and other critical assets, laying the foundation for a stronger Ontario.

Key highlights in the capital plan include the following:

Building Highways

Nearly $30 billion over 10 years to support the planning and construction of highway expansion and rehabilitation projects across the province, including:

•

Highway 413, a new 400-series highway and transportation corridor across Halton, Peel and York Regions that will support future population growth in the Greater Golden Horseshoe, bring relief to one of the busiest corridors in North America and save drivers up to 30 minutes each way on their commute;

•	Bradford Bypass, a new four-lane freeway connecting Highway 400 in Simcoe County and Highway 404 in York Region, which will save drivers an estimated 35 minutes in travel time;

•	Feasibility work for a Highway 401 tunnel expressway to help relieve gridlock and improve the effectiveness of infrastructure;

•

The Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning project, which includes construction of a new bridge on the QEW over the Welland Canal, connecting the City of St. Catharines to the Town of Niagara-on-the-Lake;

•	Enhancing Highway 401 to improve safety and traffic flow, and support economic development through resurfacing, bridge repairs, interchange improvements and ramp upgrades across the province;

•	Widening existing corridors across the province, such as Highway 11/17 between Thunder Bay and Nipigon, and Highway 17 between Kenora and the Manitoba border;

•

Supporting the planning and design for a new interchange connecting Highway 401 to the future Lauzon Parkway extension in Windsor, which will support increased opportunities for trade and improved access to the Windsor–Detroit border;

•

Continuing progress on uploads of the Gardiner Expressway and Don Valley Parkway, including providing $73 million in funding to speed up the repair of the Gardiner Expressway and accelerate rehabilitation work by more than one year;

•	Providing funding for the maintenance and rehabilitation of Ottawa Road 174 while a three-stage phased assessment of potential provincial ownership of the road is underway;

14

Ontario’s Economic and Fiscal Outlook in Brief

•	Widening Highway 3 from two to four lanes between Essex and Leamington to improve road safety and keep people and goods moving in Southwestern Ontario; and

•

Supporting renewed partnerships with First Nations to build and improve highway infrastructure that will promote equity and help connect more First Nation communities to the province’s highway network.

Building Transit

Approximately $61 billion over 10 years for public transit, with a variety of projects underway, including:

•

Building the largest subway expansion in Canadian history: the Ontario Line, the Scarborough Subway Extension, the Eglinton Crosstown West Extension and the Yonge North Subway Extension — as part of the government’s plan to slash commute times across the Greater Toronto Area (GTA) and promote integrated and efficient transportation service delivery;

•

Building and expanding Light Rail Transit (LRT): the Hamilton LRT, Hazel McCallion Line, Eglinton Crosstown and Finch West LRT, which will provide more people with fast, affordable and reliable transit;

•	Investing over $758 million to help the Toronto Transit Commission (TTC) purchase 55 new Ontario-made trains for Toronto’s Line 2 subway;

•

Investing $850 million to refurbish GO Transit rail cars as part of the ongoing service expansion across the GO rail network and to support hundreds of manufacturing jobs and economic growth in Northern Ontario;

•	Bringing back the Northlander, which will provide safe and reliable transportation options between Northern Ontario and Toronto, with new fully accessible and state-of-the-art trains; and

•	Constructing the East Harbour Transit Hub, which will improve access to transit for thousands of residents and support more than 50,000 jobs in the area.

Building Health Infrastructure

The government’s plan will lead to the creation of approximately $56 billion over 10 years in health infrastructure, including over $43 billion in capital grants to support more than 50 major hospital projects. These investments will add approximately 3,000 new beds over the next decade, significantly increasing access to health care across the province. Key projects include:

•	Lakeridge Health Bowmanville Site Redevelopment: Expansion of the hospital’s inpatient and ambulatory care services and the emergency department will result in the addition of up to 32 new beds.

•

Niagara Health System – Welland Refurbishment: A planning grant was approved to progress the Welland hospital site refurbishment project. The project includes renovations and infrastructure upgrades at the Welland site to support the provision of care.

15

Ontario’s Economic and Fiscal Outlook in Brief

•

Trillium Health Partners – Broader Redevelopment: This project will add over 600 hospital beds to enhance system capacity and patient care. It will expand acute care services in Mississauga and consolidate complex continuing care and rehabilitation services at the Queensway site. Construction at Queensway has begun, with the contract awarded for the Mississauga site.

•

University Health Network – West Park Reactivation Care Centre: The multi-phased plan will renovate and repurpose the East and West wings of the former West Park Healthcare Centre to increase bed capacity and alleviate system pressures. Phase 1 ensured the transfer of 94 patients in summer 2024, and Phases 2 and 3 will gradually increase occupancy up to a total of 188 net new beds in 2026.

•

William Osler Health System – Peel Memorial Phase 2: Transforming the existing site into a new inpatient hospital with up to 250 beds for post-acute care, and a 24/7 Emergency Care Centre, will connect more people to a wide range of emergency and urgent medical care.

•

North York General Hospital – Inpatient Redevelopment: This project will add up to 96 new beds and includes expanding surgical facilities and support services through the completion of a new patient care tower.

•

University Health Network – Toronto Western Hospital New Patient Care Tower: Construction of a new 15-storey tower at the Toronto Western Hospital site in downtown Toronto will add 82 new acute-care beds and 20 state-of-the-art operating rooms.

•

Halton Healthcare Services – Shelled Space: This project will add up to 123 beds within the next 18 to 24 months through renovation of existing space in the Oakville Trafalgar Memorial Hospital and Milton District Hospital to serve as a regional hub.

•

The Ottawa Hospital – Civic Campus Redevelopment: The new hospital will have an increased number of single patient rooms and the most advanced trauma centre in Eastern Ontario and will provide highly specialized emergency and trauma services to treat complex injuries and illnesses.

•	New Windsor-Essex Regional Hospital: The project will support a new state-of-the-art acute care hospital in Windsor and Essex County to add more hospital beds and expand services in the region.

16

Ontario’s Economic and Fiscal Outlook in Brief

Building Long-Term Care Homes

Planned investments that total a historic $6.4 billion since 2019 are in place to build 58,000 new and upgraded long-term care beds across the province by 2028 to modern design standards. As of October 2025, 24,101 beds (148 projects) are either opened, under construction, or have the approval to start construction, including:

•

104 long-term care homes that have advanced to construction between April 2022 and October 2025, including projects supported by the new 2025 Capital Funding Program, which builds on previous time-limited supplemental funding increases to stimulate and sustain more construction for long-term care homes across Ontario.

The government has also introduced new tools for the long-term care sector to support financing the development of long-term care beds with the support of the Building Ontario Fund.

Building Schools and Child Care Spaces

Investing over $30 billion over 10 years, including approximately $23 billion in capital grants, to build more schools and child care spaces, as well as support the repair and maintenance of existing schools. New schools include a joint French and English junior kindergarten (JK) to 12 public school in Blind River, a joint public and Catholic English elementary school in Cambridge, an English public secondary school in Oshawa, and an addition to Monsignor J.J. O’Neill Catholic School in Greater Napanee.

Building Postsecondary Education Infrastructure

Investing more than $5 billion in the Postsecondary Education sector over 10 years, including over $2 billion in capital grants to help colleges, universities and Indigenous Institutes modernize facilities by upgrading technology, supporting critical repairs and improving energy efficiency.

Building Municipal Housing-Enabling Infrastructure

Building municipal housing-enabling infrastructure projects, such as roads and water systems, through the Municipal Housing Infrastructure Program to support growing and developing communities.

17

Ontario’s Economic and Fiscal Outlook in Brief

Infrastructure Expenditures1

($ Millions)

Sector	Current Outlook[2,3] 2025–26	Medium-Term Outlook		10-Year Total[4]
		2026–27	2027–28
Transportation
Transit	10,749	11,282	8,136	60,665
Provincial Highways	4,259	4,125	3,741	29,881
Other Transportation, Property and Planning	321	178	173	1,401
Health
Hospitals	4,470	6,691	7,866	54,314
Other Health	733	1,001	758	6,984
Education	4,216	3,393	3,011	30,057
Postsecondary Education
Colleges and Other	708	507	392	3,617
Universities	185	147	206	1,445
Social	644	659	490	2,403
Justice	973	823	829	4,265
Other Sectors[5]	7,799	4,770	3,491	28,268
Total Infrastructure Expenditures	35,058	33,576	29,094	223,300
Less: Other Partner Funding[6]	1,691	1,906	2,783	22,216
Total[7]	33,367	31,670	26,310	201,084
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Includes $1,412 million in interest capitalized during construction.
[3]	Includes provincial investment in capital assets of $23.1 billion.
[4]	Total reflects the planned infrastructure expenditures for years 2025–26 through 2034–35.
[5]	Includes high-speed internet infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes federal–municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

18

Chapter 1 A Plan to Protect Ontario

Section A: Protect Workers and Businesses from Tariffs and Economic Uncertainty

Section A: Protect Workers and Businesses from Tariffs and Economic Uncertainty

The disruptions and uncertainty caused by recent U.S. tariffs present significant challenges for Ontario’s economic prosperity. Tariffs are impacting the competitiveness and viability of key Ontario industries, such as automotive and steel manufacturing, and the livelihoods of workers who depend on stable cross-border trade with Canada’s most important trading partner.

The government moved fast to help protect Ontario from the impact of U.S. tariffs in April 2025 and, since then, has announced nearly $30 billion in relief and support for workers and businesses, including measures to build long-term resiliency and prosperity. Ontario is taking action to provide much-needed support for businesses, workers and communities during these turbulent times, while building a more competitive and diversified economy. This includes initiatives like the Protect Ontario Financing Program (POFP) and the Trade-Impacted Communities Program (TICP), along with tax deferrals for businesses and transitional support for laid-off workers, to help businesses keep workers on the job and build long-term resiliency and prosperity for Ontario.

Chapter 1: A Plan to Protect Ontario

Supporting Sectors Affected by U.S. Tariffs Through the Protect Ontario Financing Program

On August 13, 2025, the Ontario government launched the Protect Ontario Financing Program (POFP), the first phase of the $5 billion Protecting Ontario Account that was announced in the 2025 Ontario Budget. The POFP will provide support to Ontario-based businesses that have been directly impacted by higher tariff rates in the steel, aluminum, copper and auto sectors. Up to $1 billion in liquidity support will be provided to protect workers and operations by helping manage working capital challenges such as meeting payroll, lease payments and utility payments.

This immediate, flexible and agile response is supporting the steel, aluminum, copper and auto manufacturing industries that are directly impacted by Section 232 tariffs, helping sustain these sectors and build economic resilience during this turbulent time.

Ontario and Canada Are Investing $500 Million in Algoma Steel to Counter U.S. Tariffs

Ontario is providing a $100 million loan through the Protecting Ontario Account, while the federal government is contributing $400 million via the Large Enterprise Tariff Loan facility. This funding will help Algoma maintain operations, reduce reliance on U.S. markets, protect jobs and support economic growth in Northern Ontario. The investment reflects a coordinated effort to safeguard Ontario’s steel industry and ensure long-term competitiveness.

The government is now developing the second and third streams, to be supported by the remaining $4 billion. By leveraging private capital, these streams will focus on helping businesses transition away from overreliance on U.S. trade relationships, increase productivity and invest in domestic supply chains and in high-growth industries like artificial intelligence, defence, advanced manufacturing, life sciences, and research and development in the critical minerals sector. Together, these streams will fortify Ontario’s economic resilience, fuel innovation, and fast-track high-growth firms to sharpen Ontario’s global edge.

22

Section A: Protect Workers and Businesses from Tariffs and Economic Uncertainty

Helping Communities and Industries Navigate Trade Disruptions

As tariffs and U.S. trade disruptions affect different sectors across Ontario, the government is ensuring communities and local industries can get support to navigate these economic challenges through the Trade-Impacted Communities Program (TICP). This program provides up to $40 million in funding that is flexible and tailored to meet the needs of individual communities and local industries.

The TICP helps respond to trade disruptions by supporting community projects that improve local resilience, help develop and implement local response strategies, and expand export opportunities. It also supports large-scale, collaborative projects designed to grow and transform local clusters and industrial supply chains. Eligible applicants include municipal governments, economic development organizations, business accelerators and incubators, as well as sector or industry associations. Applications for funding under the program are currently being reviewed.

Supporting At-Risk Workers

As part of the government’s plan to protect Ontario workers, the government is continuing to invest in the Protect Ontario Workers Employment Response (POWER) Centres, which builds on and enhances existing government-supported action centres. As announced in the 2025 Ontario Budget, the government is investing $20 million in the POWER Centres, which will provide access to training and upskilling to workers affected by, or at risk of, layoffs. By building and expanding on partnerships with unions, community organizations, colleges and universities, the centres will connect workers to more training opportunities and Employment Ontario programs. For the first time, the province will be able to launch a centre proactively before a layoff has occurred, with the added ability to respond within 24 hours. This year, 10 of these centres were operational across Ontario, helping almost 15,000 workers with services and supports.

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Chapter 1: A Plan to Protect Ontario

Helping Businesses Through the Deferral of Select Provincially Administered Taxes

To provide immediate support to businesses during this time of economic uncertainty, Ontario provided a six-month interest- and penalty-free period for businesses that chose to defer payments under select provincially administered taxes between April 1 and October 1, 2025. This initiative made available up to $9 billion in liquidity relief to about 80,000 businesses, providing businesses with near-term flexibility and enabling them to sustain operations and preserve employment during a period of economic uncertainty. This relief was made available for 10 business-related tax programs — including the Employer Health Tax; Fuel Tax; Gasoline Tax; Mining Tax; and Beer, Wine and Spirits Tax.

Continuing to Support Businesses Through Workplace Safety and Insurance Board Rebates and Premium Reductions

The Workplace Safety and Insurance Board (WSIB) has implemented key initiatives to support businesses during this period of economic uncertainty. These include premium rate reductions and the distribution of surplus rebates, both designed to strengthen business stability and safeguard employment across the province.

As announced in September 2025, WSIB premium rates were further reduced to the lowest level in 50 years, which will result in additional annual savings of approximately $60 million for Ontario employers in 2026. In total, average premium rate reductions and several surplus distributions have resulted in cumulative savings for businesses of approximately $21.5 billion over the last decade. These savings offer employers an opportunity to reinvest in their workers, fuel business expansion, and accelerate growth, priorities that are more important than ever right now.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Protect Ontario by Unleashing Our Economy

The impacts of U.S. tariffs on the province’s economy and continued trade threats have made it clear that Ontario cannot solely rely on its trading relationship with the United States for future growth. The government is building a more competitive, more resilient, and more self-reliant economy to help ensure that Ontario is ready to meet the challenges ahead.

The government is fortifying Ontario’s economic resilience by supporting investments and innovation in manufacturing, the auto sector, critical minerals, nuclear energy, and other high-growth industries such as life sciences. Accelerating the creation of a made-in-Ontario critical minerals supply chain will help ensure resources in the North, including those in the Ring of Fire, are available for manufacturers domestically and across the world. This will help businesses seize new opportunities, including those aligned with national priorities, such as nation-building projects and defence. In addition, the government is continuing to invest in its energy capacity, including large-scale nuclear and leading the G7 to build the first of four small modular reactors (SMRs) at the Darlington nuclear site to help meet the province’s future energy needs. Ontario’s leadership in removing interprovincial barriers to the free movement of goods and labour is also fostering job creation and investment attraction and strengthening economic integration across Canada.

To further support job-creating investments and help unleash the full potential of Ontario’s economy, the government is taking action to reduce business costs, cut red tape, and speed up and simplify approval processes for investment projects. The government has proposed to create Special Economic Zones, which would enable new investments through expedited approvals for projects of critical importance to the province’s economy and security. In addition, the new One Project, One Process framework for advanced exploration and mine development projects will streamline approvals into one process and reduce review times by at least 50 per cent. The proposed Building a More Competitive Economy Act, 2025 and related initiatives also include measures to advance labour mobility and centralize how businesses apply for and monitor permit approvals.

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Chapter 1: A Plan to Protect Ontario

A key part in making Ontario’s economy stronger and more resilient is raising Ontario’s economic potential in ways that help each worker in Ontario make more and better products, leading to better living standards and well-being through bigger paycheques, lower prices and enhanced competitiveness. The government is working to address the challenge of productivity growth by making significant investments in infrastructure, skills development and innovation. Meeting this challenge requires a strategic, concerted and forward-looking effort. Ontario is encouraging businesses to step up and help shape Ontario’s future. To help companies invest in technology, attract high-quality jobs, scale up operations, and drive innovation, the province offers a wide range of programs such as the Ontario Made Manufacturing Investment Tax Credit (OMMITC) and the Invest Ontario Fund. Together, the government and industry have the opportunity to unlock Ontario’s full economic potential and to help secure its long-lasting prosperity.

Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Powering Ontario’s Affordable Energy Future

In June 2025, the Ontario government released Energy for Generations, the province’s first-ever integrated energy plan — a comprehensive roadmap that brings together electricity, natural gas, hydrogen and other energy sources under a single coordinated strategy to meet future energy needs.

The province is making record investments in energy infrastructure to build a more self-reliant economy, protecting workers in engineering, science, construction and other skilled trades by supporting economic growth and providing job opportunities during a time of economic uncertainty.

The province is also taking action to prioritize electricity investments as a result of increasing demand that supports the province’s economic interests, including those that create high-quality jobs, assist in domestic data hosting and strengthen Ontario’s position in the digital economy. This Canada-first plan will prioritize approvals for data centres that deliver measurable benefits to both local communities and to the province’s long-term competitiveness. This will include good-paying jobs for the people of Ontario, securing local data storage and creating a stronger, more competitive economy.

Positioning Ontario as a Global Leader in Nuclear

Ontario is championing nuclear expansion and is leveraging its nuclear advantage to advance opportunities at home and globally. As part of Ontario’s ambitious plan to expand nuclear energy generation, the government is advancing early-stage planning for new large-scale nuclear energy generation, both at the Bruce nuclear site in Bruce County and at Ontario Power Generation’s (OPG) Wesleyville site in Port Hope. This also includes leading the G7 in building the first of four SMRs at the existing Darlington nuclear site, considering OPG’s plan to proceed with the next steps towards refurbishing four units at the Pickering Nuclear Generating Station, and supporting the refurbishment of units at the Darlington and Bruce Nuclear Generating Stations.

Together, these projects are expected to provide economic benefits and support job creation.

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According to the Conference Board of Canada, the potential nuclear development in Port Hope would contribute $235 billion to Ontario’s gross domestic product (GDP) over an estimated 95-year project life and support 10,500 jobs across Ontario, including 1,700 new, good-paying jobs in Port Hope.

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The first of four SMRs at the Darlington nuclear site will produce enough reliable, affordable and clean electricity to power the equivalent of 300,000 homes, with construction of the four units creating up to 18,000 Canadian jobs while injecting $500 million, on average, annually into Ontario’s economy. The construction, operation and maintenance of the four units will add $38.5 billion to Canada’s GDP over the next 65 years.

•	The Conference Board of Canada projects the full Pickering refurbishment project would create 11,000 jobs per year while contributing $19.4 billion to Ontario’s GDP over 11 years.

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Chapter 1: A Plan to Protect Ontario

Overall, Ontario’s nuclear refurbishment and build-out plan is expected to contribute about $160 billion to Canada’s GDP during construction and $630 billion during operations, with close to 80,000 jobs created during construction and another 64,000 jobs during operations.

Leveraging Hydrogen to Power Jobs, Growth and Energy Security

In March 2025, Ontario announced a new $30 million round of the Hydrogen Innovation Fund to support the integration of low-carbon hydrogen into the electricity grid and the broader use of hydrogen, such as in transportation and heavy industry. Ontario has asked the Independent Electricity System Operator (IESO) to provide recommendations for a hydrogen interruptible rate pilot that could offer hydrogen producers discounted electricity rates in exchange for reducing consumption during peak demand periods. The province is also exploring options to regulate hydrogen pipelines.

Accelerating Electricity Transmission Expansion

Ontario is making one of the largest electricity transmission expansions in Ontario’s modern history. This includes building two new electricity transmission lines from Bowmanville to the Greater Toronto Area (GTA) and from Windsor to Lakeshore. The province is also upgrading two major lines between Orangeville and Barrie, and between Manby and Riverside Junction, in Toronto.

In September 2025, the Ontario government broke ground on the St. Clair electricity transmission line, a new 64-kilometre electricity transmission line that will connect the County of Lambton and Municipality of Chatham-Kent, while expanding the Chatham Switching Station and Lambton Transformer Station (TS) and converting the Wallaceburg TS to 230 kilovolts (kV) by 2028.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

The Ontario government is also working with the City of Toronto to bring a third electricity transmission line into downtown Toronto to meet its electricity demand, which is expected to roughly double by 2050.

Other specific projects include:

•	Chatham to Lakeshore Line: A new 230 kV line from Chatham Switching Station (Chatham) to Lakeshore TS (Lakeshore) completed in January 2025 — one year ahead of schedule.

•	Longwood to Lakeshore Phase 1: A new 500 kV line from Longwood TS (Strathroy-Caradoc) to Lakeshore TS (Lakeshore), expected to be in service in 2030.

•	Longwood to Lakeshore Phase 2: A possible second 500 kV line from Longwood TS (Strathroy-Caradoc) to Lakeshore TS (Lakeshore), identified for early development.

•	Wawa to Porcupine Transmission Line: A new 230 kV line that is being built to 500 kV standards, between Wawa TS (south of Wawa) and Porcupine TS (Timmins), expected to be in service by 2030.

•	North Shore Link Project: A new 230 kV line between Mississagi TS (Sault Ste. Marie) and Third Line TS (west of Sudbury), expected to be in service by 2029.

•	Northeast Power Line: A new 500 kV line between Mississagi TS (west of Sudbury) and Hanmer TS (Greater Sudbury area), expected to be in service by 2029.

•	Durham to Kawartha Power Line: A new 230 kV line between Dobbin TS (Peterborough) and Clarington TS (Oshawa), expected to be in service in 2029.

Strengthening Ontario’s Nuclear Future: Ontario Calls for Federal Action

There are additional actions that can be taken by the federal government to support Ontario’s energy investments. Ontario has called on the federal government to enact and enhance all outstanding clean economy investment tax credits (ITCs). These incentives will provide an opportunity for Ontario to develop its energy and electrification infrastructure.

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Chapter 1: A Plan to Protect Ontario

Creating Special Economic Zones for Strategically Important Projects

As part of the government’s plan to protect Ontario and build a more resilient and self-reliant economy, the government is proposing to create Special Economic Zones that would help create a predictable and stable environment for investment and growth. Ontario enacted the Special Economic Zones Act, 2025, to support the advancement of job-creating investments by enabling expedited approvals for projects of critical importance to the province’s economy and security. This would help these projects start and advance faster, while ensuring that stringent safeguards and standards for environmental protection are in place, and that the province’s duty to consult with Indigenous communities, as it may arise, is fulfilled.

In October 2025, the government proposed a draft regulation setting out criteria for designating Special Economic Zones, projects, and trusted proponents. As part of consultations on the proposed draft regulation, Ontario has undertaken outreach to over 130 Indigenous communities on the development of a new regulatory framework. The draft regulation is open for public consultation until November 16, 2025, with an aim to finalize the proposed regulation and criteria by the end of the year. The government will continue to consult with Indigenous communities in Ontario to support and advance economic reconciliation through development and will continue to receive and consider feedback on the proposed regulation.

Unlocking Ontario’s Vast Critical Mineral Resources

Ontario is one of the most mineral-rich areas in the world and among the top 10 jurisdictions for mineral exploration. Critical minerals, such as nickel, copper, lithium, cobalt, graphite and rare earth elements, are the foundation upon which modern technology is built. Growing demand is increasing global requirements for critical minerals in strategic industries, including in the defence, aerospace, automotive and energy sectors. The broader mining sector in Ontario contributes approximately $14.4 billion annually to the province’s GDP and supports around 74,000 direct and indirect good-paying jobs.

In March 2022, the government released the Critical Minerals Strategy to support mineral exploration and development to attract new investment, create jobs and build economic development opportunities for Indigenous partners. The strategy is helping secure Ontario’s position as a global leader of responsibly sourced critical minerals and enhancing supply chain connections between industries, resources and workers in Northern Ontario and the manufacturing sector in Southern Ontario. These measures will help unleash the economic potential of Ontario’s mineral resources and meet international demand as a reliable supplier and trading partner.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Simplifying Mine Permitting: One Project, One Process

Red tape and duplicative processes have held back major infrastructure, mining and resource development projects in the province. Currently, the approval process for an advanced exploration or major mining project is handled through separate reviews across multiple different provincial ministries. The permitting and authorization process for mining projects also requires multiple approvals, including by different levels of government, often leading to a slow and challenging process, meaning it could take up to 15 years to open a mine in Ontario. These delays hold back investment, job creation and access to critical and strategic minerals, especially in high-potential areas such as the Ring of Fire.

In October 2025, the government launched the One Project, One Process framework for advanced exploration and mine development projects. This allows mining companies to apply to have these projects designated under the framework. The framework will streamline government approvals into one process, coordinated by a dedicated team, reducing government review times by at least 50 per cent and maintaining robust environmental standards and Ontario’s duty to consult with Indigenous communities.

By simplifying the permitting process, Ontario is providing the certainty and predictability needed to open new mines faster, strengthening its position as a top destination for mining investment. This will make it easier for companies to plan, hire and execute projects in Northern communities, meaning more well-paying jobs across the province, stronger local supply chains and increased overall economic activity.

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Chapter 1: A Plan to Protect Ontario

Capturing the Economic Potential of the Ring of Fire

Rich in minerals such as nickel, copper, platinum group elements and chromite, the Ring of Fire covers approximately 8,000 square kilometres and represents one of the most promising mineral development opportunities in the world. As part of the plan to unlock the opportunities and the economic potential of this region, in partnership with First Nations, the government continues to support the development of key infrastructure, including all-season, dependable road access and connections to provincial highways.

Ontario has immense critical minerals potential. The potential in the Ring of Fire alone could create more than 70,000 jobs in industries across Ontario and generate approximately $22 billion dollars in gross output for Ontario’s economy over 30 years to help fund schools, hospitals and public services.

In September 2025, Ontario announced an investment of $61.8 million in Geraldton’s Main Street Rehabilitation Project, a critical road infrastructure project in Greenstone that will be the gateway to the Ring of Fire. The project will fortify connections between Highway 11 at the south end to Highway 584 at the north and the Trans-Canada Highway.

The Main Street Rehabilitation Project is part of the government’s strategy to unlock the economic potential of the Ring of Fire region, while helping to ensure First Nation and Northern communities benefit from critical mineral development through partnerships that offer economic opportunities spanning generations.

Improved road access between Northern communities and the provincial highway network will also help people access goods and services, including education, health care and housing, and lay the groundwork for future growth in the region. Ontario is consulting with potentially impacted Indigenous communities in relation to this project and will continue working in partnership with First Nation communities in Northern Ontario to support and advance economic development aligned with Ontario’s Critical Minerals Strategy.

In partnership with First Nations, the government is advancing all-season road projects, which is a critical step to unlocking the opportunities and benefits of the Ring of Fire region. When complete, all-season roads will improve the access to goods and services mentioned above and help connect critical minerals resources in the region with manufacturing hubs in Southern Ontario.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Calling for Federal Support to Develop the Ring of Fire

Ontario calls on the federal government to immediately end the redundant federal regional impact assessment in the Ring of Fire to streamline processes and remove duplication. In addition, Ontario calls on the federal government to match or exceed Ontario’s $1 billion funding commitments to build enabling infrastructure to develop the Ring of Fire, and work with Ontario to establish a mineral development and processing framework and prioritize projects in Ontario.

Supporting a Made-in-Ontario Critical Minerals Supply Chain

The government is also working to attract historic investments to help ensure that minerals mined in Ontario will be processed in Ontario, by Ontario workers, instead of being shipped to other jurisdictions. In May 2025, Ontario announced an investment of $500 million to create the Critical Minerals Processing Fund (CMPF) to support projects that accelerate the province’s critical minerals processing capacity. When launched, the fund will help strengthen Ontario’s existing mineral processing facilities, as well as support the construction of new processing facilities in the province.

The CMPF will help Ontario meet international demand for critical minerals as a stable, reliable trading partner. Processing critical minerals mined in Ontario will also help protect local jobs in key manufacturing sectors like the auto industry, by connecting resources from Northern Ontario with state-of-the-art production facilities in Southern Ontario.

Chapter 1: A Plan to Protect Ontario

Supporting the Province’s Critical Mineral Processing Supply Chain

Ontario has significant deposits of lithium, a strategically important mineral in the global electric vehicle (EV) battery market. In March 2025, the government welcomed Frontier Lithium Inc.’s proposal to invest hundreds of millions of dollars to build a first-of-its-kind lithium refinery in Thunder Bay. This refinery would result in hundreds of new, full-time jobs and support Ontario’s emerging end-to-end critical mineral supply chain, with critical minerals mined and refined in Ontario, by Ontario workers.

Frontier Lithium is advancing the project design, while working with the provincial and federal governments towards an agreement that would, subject to final conditions, see the company develop and operate a lithium chemicals conversion facility in Thunder Bay. This facility would be part of Frontier Lithium’s PAK Lithium Project, which aims to be the first fully integrated lithium development initiative in Canada.

Continuing to Invest in Ontario’s Junior Mining Companies and Exploration

A more self-reliant mining sector and made-in-Ontario critical minerals supply chain requires the discovery of new mineral deposits. Early exploration is often high-risk, with long odds of success — only about a one in 1,000 chance of exploration projects becoming a mine. The uncertainty, combined with the need to operate in remote regions and challenging terrain, makes it difficult for companies to secure the necessary investment needed to move projects forward.

The Ontario Junior Exploration Program (OJEP) helps junior mining companies find the mines of the future by covering eligible costs for mineral exploration and development. In July 2025, the government announced an investment of up to $10 million for OJEP in 2025 to support early-stage mineral exploration. The investment included the introduction of two new features under the program: a new dedicated Prospector Stream and Enhanced Indigenous Participation Funding to support Indigenous employment and business opportunities.

This investment builds on $35 million previously announced, which included $23 million to support exploration of all types of minerals and $12 million to support the discovery and development of critical minerals to help build an integrated supply chain for new technologies. The most recent round of OJEP funding is helping 80 junior mining companies finance early exploration projects, with 68 focused on critical minerals.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Supporting Innovation in the Critical Minerals Supply Chain

The government launched the Critical Minerals Innovation Fund (CMIF) in November 2022, in support of the Critical Minerals Strategy. The CMIF supports projects that involve research, development and commercialization of innovative technologies, techniques, processes and solutions for critical minerals.

In July 2025, the government announced an additional $7 million to launch a new intake of the CMIF to help further drive investment in critical minerals exploration, mining development, production and processing of domestically sourced critical minerals. This investment builds on the $20 million invested through the CMIF since its launch, supporting more than 29 Ontario-based projects. Funding supports the government’s efforts to unleash the economic potential of critical minerals, helps build more secure supply chains and reduces reliance on foreign sources of critical minerals in the face of economic uncertainty from U.S. tariffs.

Strengthening Indigenous Partnerships

Indigenous Opportunities Financing Program

As part of Ontario’s commitment to strengthen Indigenous partnerships, foster economic growth and support Indigenous participation in more sectors, the Indigenous Opportunities Financing Program (IOFP) has successfully transitioned from the Ontario Financing Authority to the Building Ontario Fund (BOF) with its enhanced $3 billion funding envelope in loan guarantees.

In July 2025, Caldwell First Nation announced its equity investment in the Chatham to Lakeshore Transmission Line. This investment, which was supported by a loan guarantee from the IOFP, illustrates the program’s ongoing impact in advancing Indigenous economic empowerment, infrastructure partnerships, and Ontario’s commitment to reconciliation and economic inclusion.

In the coming months, the BOF will begin engaging First Nations, Métis, and Inuit communities and organizations, as well as infrastructure financing experts, on the expansion of the IOFP to additional priority sectors, including electricity, critical minerals, resource development, and related infrastructure components. The engagements will inform the design of the enhanced program’s parameters and investment tools, leading to more pathways to Indigenous ownership of infrastructure projects.

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Chapter 1: A Plan to Protect Ontario

Increasing the Indigenous Energy Support Program

As announced in August 2025, the Ontario government is increasing the Indigenous Energy Support Program (IESP) by $10 million, bringing the province’s total annual investment in the IESP to $25 million. This year’s IESP includes a new funding stream of up to $500,000 to help diesel-reliant Indigenous communities build electricity transmission and generation infrastructure. IESP projects create good-paying jobs, attract investment, promote economic growth and ensure Indigenous communities have the support they need to be leaders in the electricity sector.

Making Ontario More Competitive Than Ever

The government continues to work to unleash the province’s enormous economic potential. To help achieve this, it is working to make Ontario more competitive than ever before as a location to invest, do business and create jobs.

Protecting and Strengthening Ontario by Cutting Red Tape

Since 2018, Ontario has taken over 650 actions to reduce regulatory burdens, saving people, businesses, not-for-profit organizations, and the broader public sector over $1.2 billion in annualized compliance costs and delivering 1.8 million hours in annual savings.

As part of these actions, the government introduced the Protect Ontario by Cutting Red Tape Act, 2025 in June 2025. The legislation is a key part of the Spring 2025 Red Tape Reduction Package that includes over 50 new changes to improve services, keep costs down, and protect Ontario’s economy. Altogether, these latest changes in the Spring 2025 Red Tape Reduction Package are expected to save Ontario businesses and individuals $5.8 million and over 256,000 hours every year.

In addition, in October 2025, the government introduced the Building a More Competitive Economy Act, 2025, and related initiatives. If passed, the Act and these measures would support the government’s plan to protect Ontario by putting in place conditions for long-term stability, resiliency and prosperity, while supporting businesses, workers, and communities.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

The Act and related measures include 11 initiatives to improve labour mobility and streamline government processes for permits and approvals, for example:

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Supporting economic growth by reviewing all Ontario government economic development-focused permits by 2028, with the goal of eliminating or transforming 35 per cent or more to position the province as the leading G7 jurisdiction for investment, while maintaining robust health, safety and environmental protections.

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Creating a centralized digital permitting system that streamlines how businesses apply for and monitor permits, reducing approval times, enhancing transparency and providing the certainty needed to invest and move projects forward.

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Supporting worker mobility across Canada by expanding “As of Right” provisions for Canadian workers licensed and credentialed in other provinces and territories, particularly health care workers. Also, moving forward with automatic recognition of credentials for doctors and nurses from the rest of Canada.

If passed, the Protect Ontario by Cutting Red Tape Act, 2025 and the Building a More Competitive Economy Act, 2025 would support the province’s goal of making Ontario the most competitive place in the G7 to invest, create jobs, and do business.

Enhancing Competitiveness by Lowering Costs for Businesses

The government has taken significant steps to reduce costs for businesses to help them become more competitive. Through key actions taken since 2018, the government would enable $11.7 billion in estimated cost savings and support for Ontario businesses in 2025, of which $5.6 billion would go to small businesses. Some of these actions include:

•	Implementing the Ontario Made Manufacturing Investment Tax Credit, including proposing to temporarily enhance and expand it, to support manufacturing or processing investments in the province;

•	Cutting the Gasoline Tax by 5.7 cents per litre and the Fuel Tax by 5.3 cents per litre, to help reduce the cost of gas and fuel for Ontario businesses;

•	Supporting the reduction of the WSIB premium rate to the lowest in 50 years. In addition, the WSIB has announced a combined $4 billion worth of one-time rebates in surplus funds for 2025;

•	Increasing the Employer Health Tax (EHT) exemption from $490,000 to $1 million. The EHT exemption increase helps businesses by reducing the tax for eligible private-sector employers;

•	Cancelling the cap-and-trade carbon tax to remove its cost impact from items such as gasoline, diesel fuel and natural gas;

•	Lowering high Business Education Tax (BET) rates in 2021, providing $450 million in annual savings for over 200,000 employers, or 95 per cent of all business properties in Ontario;

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Chapter 1: A Plan to Protect Ontario

•	Reducing the small business corporate income tax rate to 3.2 per cent and expanding access to this preferential rate, helping small businesses compete and thrive by lowering their costs;

•	Implementing the Regional Opportunities Investment Tax Credit to support businesses that make investments and expand in regions of Ontario that have lagged in employment growth;

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Implementing the Comprehensive Electricity Plan in January 2021, which is lowering electricity costs by an estimated average of 11 to 14 per cent in 2025 for medium-sized and larger industrial and commercial customers, respectively; and

•	Providing a six-month interest and penalty relief period for select provincially administered taxes.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Ontario’s Tax Action Plan

The government is delivering on its plan to protect Ontario workers, businesses and communities from the impacts of U.S. tariffs, and the economic uncertainty they are causing. As part of this work, the government will be developing a multi-year Tax Action Plan to help make Ontario the most competitive jurisdiction in Canada.

Ontario’s Tax Action Plan will build on the government’s actions taken since 2018 to lower costs for businesses, families and individuals. It will also incorporate advice from the government’s comprehensive review of the province’s tax system over the last two years.

Ontario’s Tax Action Plan will focus on updating Ontario’s personal and corporate income taxes to encourage and attract more business investment, improve Ontario’s competitiveness in the G7, and lower costs or provide relief for individuals and families in the years and decades to come.

The province is also calling on the federal government to do its part to improve Canada’s competitiveness, build a more resilient and self-reliant economy, increase productivity, and bring costs down for people and businesses across Canada.

An update on the Tax Action Plan will be provided in the 2026 Ontario Budget.

Positioning Ontario’s Defence Industry for Growth

As the federal government prepares to increase its defence spending commitment to 5 per cent of annual GDP by 2035 to meet Canada’s NATO pledge, Ontario encourages the federal government to make additional defence related capital investments in the province. Federal investments can leverage Ontario’s talent pool and comparative advantages in key defence sectors to meet its national security objectives. The government is committed to supporting new and existing Ontario businesses that are positioned to deliver on the federal procurement needs associated with national defence.

The Ontario government will build on recent measures supporting national defence and explore additional ways to support provincial industries looking to produce and provide made-in-Ontario goods and technologies for the defence sector and to expand export opportunities. This includes the expansion and enhancement of the Ontario Made Manufacturing Investment Tax Credit in the 2025 Budget to support manufacturers, including those in defence-focused industries.

Further, Ontario is exploring the development of other potential new supports, including tax incentives, to spur greater investment by industry in critical technologies that underpin modern defence and resilience — which could include artificial intelligence, cybersecurity, autonomous systems, and advanced sensing. These technologies are not only vital for national security but are also drivers of high-quality jobs and long-term economic growth.

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Chapter 1: A Plan to Protect Ontario

Ontario will also engage the federal government in support of areas critical to defence. This includes wider national security objectives such as energy generation and transmission, cybersecurity, as well as investment in resilient trade infrastructure. The government will also look for opportunities to enhance the province’s investment climate, for example, by strengthening supply chains and adopting innovative and flexible procurement models that prioritize Ontario-made equipment and raw materials.

Enhancing the Competitiveness of Ontario’s Shipbuilding Industry

The province is investing $215 million to support the shipbuilding industry and the broader marine sector, starting with the establishment of the $15 million Ontario Shipbuilding Grant Program (OSGP). The OSGP has accepted applications to fund projects that support skills training, infrastructure improvements and the purchase of machinery and equipment to support a future-ready shipbuilding sector.

These investments will enhance Ontario’s economic competitiveness and development throughout the province, which is key to unlocking potential in the shipbuilding industry. This will ensure Ontario is positioned to support Canada’s National Shipbuilding Strategy and help Ontario manufacturing businesses and workers, in the face of U.S. tariffs and economic uncertainty.

Investing in National Defence Technologies Through Venture Ontario

As part of the 2025 Ontario Budget, the government announced an additional investment of $90 million in venture capital (VC) funding through Venture Ontario. This includes $50 million to Ontario-based VC funds focused on technologies that support national defence and related technologies such as artificial intelligence and cybersecurity. This investment will support next-generation technologies, enhance Ontario’s competitiveness and strengthen economic resilience in the face of U.S.-imposed tariffs.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Attracting Investments That Support and Create Manufacturing Jobs

Ontario is capitalizing on emerging manufacturing opportunities as global producers look for reliable supply chains and to secure access to strategic raw materials needed to thrive in a competitive environment. Since 2018, Ontario has attracted nearly $70 billion in investments across key industries, including in manufacturing, life sciences and technology. The government is also supporting manufacturers of made-in-Ontario solutions as they compete for a share of domestic markets and look for opportunities to expand their business globally.

Continuing to Support the Auto Sector

Ontario’s auto sector is highly integrated with the broader North American manufacturing sector. However, the sector is being harmed by U.S. tariffs targeting auto imports from Canada and other countries. As a result, the government is maintaining its strategic investments in support of the sector to further enhance its competitiveness.

The 2025 Ontario Budget committed $73 million over four years, starting in 2025–26, to continue the Ontario Vehicle Innovation Network (OVIN) program. OVIN is helping to solidify Ontario’s position as the leading jurisdiction in advanced automotive technology and smart mobility solutions by supporting regional technology development sites, research and development (R&D) partnerships, and incubator projects for small and medium-sized enterprises (SMEs) in the automotive and mobility sectors. To date, the program has supported over 700 Ontario SMEs, created or retained over 7,000 jobs, and leveraged over $900 million in private-sector investments.

The Budget also announced that Ontario is committing $12 million over the next three years, starting in 2025–26, to continue the Ontario Automotive Modernization Program (O-AMP). This additional investment will support Ontario’s automotive parts suppliers and SMEs to upgrade outdated equipment and adopt new tools and technologies to innovate their product lines and continue to modernize their processes, helping to enhance their competitiveness and resilience. Since its inception in 2019, O-AMP has supported 215 projects, created over 1,000 jobs, retained nearly 16,000 jobs, and leveraged over $59 million in private-sector investment.

The government is maintaining its financial contributions to the development of the electric vehicle and battery industry in Ontario. Since 2020, Ontario has attracted tens of billions of dollars in new investments that will help support and create thousands of jobs. These investments include a $5 billion battery plant in Windsor by NextStar, which could result in 2,500 jobs. The construction phase is completed, and production is expected to begin this year. In addition, construction is underway for PowerCo’s $7 billion battery cell plant in St. Thomas, and the company has announced the start of hiring at the plant, which will employ up to 3,000 workers.

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Chapter 1: A Plan to Protect Ontario

Empowering the Manufacturing Sector to Compete and Thrive in the Economy of Tomorrow

The government is helping to grow the manufacturing sector’s workforce and production capacity. Through strategic investments, Ontario is helping manufacturers secure next-generation production facilities, strengthen domestic supply chains, leverage productivity-enhancing technologies and build a workforce of the future.

Increasing Support for Ontario Manufacturers and Processors

The Ontario Made Manufacturing Investment Tax Credit (OMMITC) provides support to qualifying Canadian-controlled private corporations (CCPCs) that make eligible investments in buildings, machinery and equipment for use in manufacturing or processing in the province. The OMMITC helps businesses lower their costs, innovate, and become more competitive. In the 2025 Budget, the government proposed to temporarily enhance the OMMITC rate from 10 per cent to 15 per cent for CCPCs, and expand the OMMITC by providing access to a 15 per cent non-refundable version of the credit to corporations that are not CCPCs. The government is now introducing detailed legislation to implement the proposed enhancement and expansion of the credit.

Under these proposed changes to the OMMITC, eligible expenditures for corporations that are not CCPCs would align with those eligible under the existing credit. Eligible expenditures for the enhancement and expansion would also need to be made on or after May 15, 2025, and before 2030.

In addition, the government is now proposing to amend the OMMITC eligibility criteria for investments in machinery and equipment given the potential for delay between when the asset is purchased and when it becomes available for use.

Through the proposed changes to the OMMITC, a qualifying corporation could receive a tax credit of up to $3 million per year. This support would increase the competitiveness and resilience of Ontario’s manufacturing sector, helping to protect and create good-paying manufacturing jobs in the wake of U.S. tariffs that are impacting the sector.

Overall, with the proposed changes to the OMMITC, the credit would provide an estimated $2.7 billion in Ontario income tax support from 2023–24 to 2027–28.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Strengthening Ontario’s Advanced Manufacturing Sector

In the face of trade disruptions, the government is committed to growing Ontario’s competitiveness in the advanced manufacturing sector through the Advanced Manufacturing and Innovation Competitiveness (AMIC) Stream of the Regional Development Program. The AMIC Stream supports advanced manufacturers across the province by providing financial support and tools to primarily small and medium-sized businesses to invest in equipment, technologies and skills development so they can continue to grow. As announced in 2024, the government is providing an additional $40 million through the AMIC Stream to support advanced manufacturers and improve competitiveness, while strengthening supply chains. As of September 2025, Ontario has announced investments of more than $45 million in 41 companies and organizations through the AMIC Stream since its launch in 2022. This has leveraged $500 million in investments from the industry, creating over 1,000 jobs in communities across the province.

Advancing Medical Isotope Production in Ontario

In January 2025, the government welcomed an investment of over $22 million by Kinectrics Inc., which is headquartered in Toronto and is a leading manufacturer in the nuclear power industry. The investment will enhance the company’s capacity to manufacture medical isotopes critical in the treatment of a growing number of cancers, including prostate and neuroendocrine tumours, providing Ontario an opportunity to diversify and stabilize this critical supply chain. In support of Kinectrics Inc.’s investment, Ontario is providing $1.5 million in funding through the Advanced Manufacturing and Innovation Competitiveness (AMIC) Stream. The project is creating new, good-paying jobs and further positioning Ontario as a global leader in nuclear medicine innovation.

For more information, see the section “Boosting the Supply of Made-in-Ontario Medical Isotopes.”

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Chapter 1: A Plan to Protect Ontario

Expanding and Diversifying Trade Opportunities

U.S. tariffs are impacting the prosperity of Ontario firms, deeply integrated supply chains, and the long-standing relationship with the province’s closest trading partner. From this challenge, however, comes the opportunity for Ontario to diversify trade and reach new markets both internationally and interprovincially. The government is working to unlock free trade in Canada and build lasting trade relationships to realize this potential.

Leading the Way to Unlock Free Trade within Canada

Trade with other provinces is a significant contributor to the economy, with the potential to support stronger growth; however, barriers to interprovincial trade have held back growth provincially and nationally. In times of economic uncertainty, Ontario is reducing barriers and taking a leadership role in driving immediate and meaningful action on internal trade.

The government is supporting trade and mobility across Canada through the Protect Ontario Through Free Trade Within Canada Act, 2025. Passed in June 2025, the Act introduced several measures to unlock trade, which included removing all of Ontario’s party-specific exceptions under the Canadian Free Trade Agreement (CFTA), enabling mutual recognition and expanding labour mobility with new, first-in-Canada “As of Right” rules. These measures, along with other measures included in the bill, will help support economic integration across Canada and expand opportunities for Ontario businesses and workers.

For more information, see the section “Protecting Workers by Introducing First-in-Canada Labour Mobility Changes.”

Since April 2025, Ontario has also secured Memoranda of Understanding (MOUs) with 10 provinces and territories to boost internal trade, improve labour mobility and tear down long-standing barriers to doing business. These MOUs support the efforts to eliminate red tape, cut costs for businesses and open new pathways for skilled workers to move more freely across the country. Signing these is making Ontario a national leader in strengthening interprovincial trade and cooperation.

Ontario is investing an additional $100 million in the Ontario Together Trade Fund (OTTF) to further help small and medium-sized enterprises (SMEs) diversify into new markets and strengthen trade resiliency. This brings total program funding to $150 million over three years, starting in 2025–26. The increased support will enable businesses affected by U.S. tariffs to pivot production, forge new sales partnerships, and expand interprovincial trade.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Advancing Opportunities to Grow Trade Internationally

The government is promoting Ontario-made goods and services to diversify trade to new markets. In October 2025, Ontario completed a mission to the Association of Southeast Asian Nations (ASEAN) following the opening of Ontario’s fourteenth Trade and Investment Office (TIO) in Singapore. TIOs work closely with Canadian federal, provincial/territorial and municipal partners to facilitate investment deals to help expand the province’s SME exports into global markets and raise Ontario’s commercial profile. Since 2018, TIOs have attracted nearly $27.4 billion in investments, creating 15,800 jobs. These offices have also facilitated market access for over 2,180 Ontario firms across several sectors, which reported $334 million in sales.

Supporting Local Businesses and “Buy Ontario”

The government is stepping up to protect Ontario in response to U.S.-imposed tariffs by deploying immediate strategies to boost investment attraction and strengthen the province’s supply chains for long-term growth. Ontario is taking every necessary step to defend the interests of the people of Ontario and protect the economy and jobs. Investments will focus on made-in-Ontario goods and services, leveraging the estimated $30 billion of annual procurement spend, and Ontario’s procurement agency, Supply Ontario.

As part of this strategy, Ontario is proposing to ramp up its “Buy Ontario” program with a “made-in-Ontario” vehicle policy that would require the public sector and its agencies to prioritize purchasing vehicles made in Ontario. Through consultation with the municipal, provincial and automotive sectors, the government will develop a vehicle procurement policy that leverages the significant purchasing power of the municipal and provincial sectors.

Ontario is also continuing to reduce barriers and provide companies in the province with greater access to public procurement opportunities with the Building Ontario Businesses Initiative (BOBI). BOBI, which includes the Industrial Regional and Technology Benefit (IRTB), helps Ontario businesses sell more goods and services and create jobs in their local communities. Under BOBI, public-sector buyers either give preference to Ontario businesses for goods and services, or use weighted domestic criteria (such as environmental standards, labour protections, and safety) to level the playing field for Ontario businesses.

Supply Ontario is also sourcing more products and services locally to reduce reliance on global supply chains, ensuring critical goods remain available within the province. To further protect domestic producers, the province has temporarily restricted public-sector procurement from U.S. businesses in response to U.S. tariffs.

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Chapter 1: A Plan to Protect Ontario

Established by the Protect Ontario Through Free Trade Within Canada Act, 2025, this year, Ontario marked the first-ever Buy Ontario, Buy Canadian Day. Observed annually on the last Friday in June, this day encourages the people of Ontario to support local businesses and workers by purchasing Ontario-made or Canadian products through programs like Ontario Made, Vintners Quality Assurance (VQA) wines, Ontario Wood, Destination Ontario and Foodland Ontario.

Through these and other initiatives, Ontario is working with provinces, territories and Canada to strengthen economic resilience and lessen dependence on U.S. trade to keep jobs here and strengthen the province’s economy.

Ontario is exploring options to improve opportunities for the circular recovery and use of aluminum, tin, and other cross-border materials for local manufacturers and users such as non-alcoholic beverage and consumer product packagers, reducing the province’s reliance on U.S. processors, and strengthening the provincial industrial base — helping to protect and grow good manufacturing jobs at home.

Securing High-Impact Investments Through Invest Ontario

As U.S. tariffs continue to take aim at Canada’s economy, the government is strengthening Ontario’s competitiveness and resilience by continuing to attract major investments to the province through Invest Ontario. The investment attraction agency provides investors with one-window access to expertise and tailored services, as well as financial support through the Invest Ontario Fund. In the 2025 Ontario Budget, the government allocated an additional $600 million to the Fund, bringing the Fund total to $1.3 billion. This additional funding will enhance the agency’s ability to respond to the current economic landscape by offering more predictability for investors and helping to ensure Ontario remains a competitive destination for investment and growth. To date, Invest Ontario has announced over $8.2 billion in investments, which are expected to create more than 10,200 good-paying jobs.

Advancing Ontario’s Critical Technologies Sector

In August 2025, Ontario welcomed an investment of over $100 million by Ranovus Inc., a Canadian technology company, to expand its optical semiconductor manufacturing facility in Ottawa. The government is providing up to $2 million in funding through the Invest Ontario Fund to support Ranovus’ investment. In addition to increasing their domestic production of specialized chips used in artificial intelligence and machine learning, the company has committed to reshoring their outsourced manufacturing capacity back to Ontario. The investment will create 125 new, good-paying jobs in the technology sector and further position the province as a North American leader in advanced semiconductor design and manufacturing.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Supporting Ontario’s Forest Sector

Forestry and forest products provide many opportunities to support a resilient and self-reliant economy with wood produced from sustainably sourced and renewable provincial Crown forests. Ontario’s forest sector is an important contributor to the province’s economy, generating $21.6 billion in revenue from the sale of manufactured goods and services in 2023 and supporting over 128,000 direct and indirect jobs in 2024. The government released Sustainable Growth: Ontario’s Forest Sector Strategy in 2020 as a plan to create jobs and encourage economic growth in the forest industry, supporting the Indigenous, Northern and rural communities that depend on the sector. The strategy and provincial programs will continue to support the sector in the face of increased U.S. duties on softwood lumber exports, as well as tariffs on timber, lumber and wood products that came into effect in October 2025.

Renewing Calls for Removal of Duties on Softwood Lumber Exports

In July 2025, the U.S. Department of Commerce announced a further increase of the duties on Canadian softwood lumber. This decision is hurting American and Canadian workers, families and communities alike. In 2023, approximately 22.6 per cent of U.S. lumber demand was met by Canadian producers. These duties disrupt industries, drive up costs and put the shared competitiveness of the two countries at risk.

Ontario softwood lumber producers are proud to bring high-quality, sustainably harvested construction materials to market, building communities and driving economic growth on both sides of the border. Ontario continues to call on the United States to lift duties on Canadian softwood lumber exports entirely, for the benefit of thousands of workers and families on both sides of the border.

Encouraging Innovation in Ontario’s Forest Sector

Ontario’s Forest Sector Investment and Innovation Program (FSIIP) encourages businesses to make investments by providing financial support for projects that improve productivity, increase innovation, support market expansion, and strengthen regional economies and supply chains. The FSIIP is helping Ontario’s forestry companies to develop and implement innovative technology and encouraging innovation in products, services and processes to improve competitiveness. In October 2025, Ontario announced over $10 million through the government’s existing FSIIP program to support the forest sector and bring more made-in-Ontario wood products to market.

The FSIIP continues to support the forest sector through two elements. The business projects stream supports capital investment projects put forward by for-profit forestry companies. The collaboration projects stream supports projects brought forward by project partners that may include for-profit forestry companies, industry associations, forestry-related not-for-profits and/or academia that will have a transformative impact on Ontario’s forest sector. To date, the FSIIP has provided over $72 million in funding, leveraging $425 million in new investment to help Ontario forestry companies adopt innovative technologies to stay competitive in the global market.

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Chapter 1: A Plan to Protect Ontario

Investing in Ontario’s Forest Biomass Program

Under the Forest Biomass Action Plan released in 2022, the government is developing the untapped potential of forest biomass to create new opportunities for forest sector growth. The program invests up to $20 million each year in projects to increase wood harvest, create forest sector opportunities and find new uses for wood in collaboration with stakeholders, industry and Indigenous communities. To date, the government has invested over $50 million under the Forest Biomass Program to support more than 55 projects.

Protecting Forest Sector Jobs in Northern Ontario

In September 2025, Ontario announced an investment of more than $5 million under the Forest Biomass Program’s Innovative Bioproduct Manufacturing funding stream to help a wood products manufacturer, EACOM, install equipment and technology for artificial intelligence screening. The project will increase production capacity by 12 per cent, reduce wood waste by 25 per cent and reduce emissions by 21 per cent. This investment will help repair key regional infrastructure in the forest sector and adopt new technology to modernize operations and increase productivity. Investing in this project will help boost the forest sector’s competitiveness and increase the sector’s ability to respond to changing market demand with cost-efficient production, while also diversifying forest sector operations.

Promoting Made-In-Ontario Wood Building

In June 2025, Ontario released the Advanced Wood Construction Action Plan to increase the manufacturing and use of high-quality, made-in-Ontario wood building products. The use of prefabricated and modular wood-based building materials, known as advanced wood construction, will help build more homes faster and create a more resilient forest sector. This will support the government’s plan to protect Ontario, by attracting investment, increasing revenues and providing economic opportunities that create and sustain local jobs.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Investing in Mass Timber Manufacturing

In September 2025, Element5, a homegrown mass timber manufacturer, announced an investment of $107 million to expand the company’s operations in St. Thomas. The investment will create 150 new, good-paying jobs across the region and enable the company to double its production capacity, supporting Ontario’s domestic supply chain through the use of Ontario forestry products and meeting the rising demand for sustainable building materials and modular homes. In support of this investment, the government is providing $8 million through the Invest Ontario Fund. To date, Ontario has committed over $13 million to enhance the province’s advanced wood construction capacity, as part of the government’s plan to build a more resilient forest sector.

Strengthening Ontario’s Agri-Food Sector

Protecting Ontario’s local agriculture and food industry is essential to ensuring a strong, self-sufficient food supply chain. Ontario has a rich and diverse agri-food sector that produces over 200 agricultural commodities. These locally grown products create jobs and economic growth for the province. The people of Ontario have access to local food every day of the year, with 60 per cent of the food produced in Ontario being processed and consumed right in the province.

In November 2022, the government released Grow Ontario: a provincial agri-food strategy to strengthen agri-food supply chains, attract and grow Ontario’s agri-food talent, as well as support the adoption of new technologies and practices that enhance competitiveness.

Enhancing Agri-Food Innovation Through the Sustainable Canadian Agricultural Partnership

The Sustainable Canadian Agricultural Partnership (Sustainable CAP) is a five-year, $3.5 billion investment by federal, provincial and territorial governments to strengthen the competitiveness, innovation and resiliency of Canada’s agriculture, agri-food and agri-based products sector. This includes $1 billion in federal programs and activities and a $2.5 billion commitment that is cost-shared 60 per cent federally and 40 per cent between provinces and territories for programs designed and delivered by the provinces and territories.

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Chapter 1: A Plan to Protect Ontario

In July 2025, the governments of Canada and Ontario announced an investment of up to $4.4 million under the Sustainable CAP to help small businesses in the agri-food industry grow their businesses and enhance their food safety and traceability systems. Funding will support 90 projects across the province through Ontario’s Food Safety and Growth Initiative. These investments build on the Grow Ontario strategy to strengthen the agri-food sector by increasing agri-food innovation and adoption through close collaboration with agri-businesses, research organizations and industry partners.

Promoting Agri-Food Stability Through Ontario’s Risk Management Program

In January 2025, the government announced an increase to annual funding from $150 million to $250 million for its Risk Management Program (RMP) to enhance support for farmers and the province’s $51 billion agri-food sector. The $100 million increase over three years will support farmers in responding to market challenges while boosting their long-term business confidence and competitiveness.

This investment builds on the $50 million annual increase to the RMP in 2020 and past reforms that allowed unused program funds to be rolled over to future year claims, making the program most responsive in times of greatest need. The RMP supports over 383,000 jobs and $24 billion throughout Ontario’s agri-food supply chain across 8,500 farms, which produce cattle, hogs, sheep, veal, grains and oilseeds, as well as edible horticulture, through the Self-Directed Risk Management Program.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Strengthening Ontario’s Tourism Sector

Ontario is continuing to invest in its tourism sector to drive economic growth, support local communities, create jobs, and position the province as a premier global travel destination.

Supporting The Corleck

Ontario is investing $2.2 million to support the final construction phase of The Corleck, a new waterfront venue that pays tribute to the long and meaningful relationship Ontario has with Ireland. This funding helps ensure The Corleck will serve as a cherished cultural attraction — one that promotes economic growth and celebrates Ontario’s shared heritage. The Corleck’s plan to celebrate Irish culture, deliver an exceptional visitor experience and raise awareness of Toronto’s immigration history makes it the perfect addition to a vibrant waterfront that welcomes millions of visitors each year. The funding is part of the government’s plan to protect Ontario by supporting workers, businesses, communities and jobs in the face of ongoing economic uncertainty, while creating a solid foundation for a strong, resilient and competitive future.

Supporting Destination Niagara

The government is committed to exploring opportunities to continue to support the economic potential of the Niagara Region as a tourism destination and tourism driver, grow the existing gaming market, and improve transportation convenience.

As announced in April 2025, Ontario is working on a comprehensive plan to support the economic potential of the Niagara Region, including investing more than $35 million over three years to support the Shaw Festival’s rejuvenation of the iconic Royal George Theatre. Construction has also begun on the redevelopment of the Toronto Power Generating Station into the region’s only five-star hotel, which is funded entirely through a more than $200 million private-sector investment.

Supporting Destination Wasaga

Ontario is also continuing to support the work of the Town of Wasaga Beach to improve its beachfront and downtown area, sustain tourism and preserve the history of the Nancy Island Historic Site, by making available $2 million in tourism planning and almost $25 million in capital funding over two years. This also includes moving forward with the plan to remove certain lands from the Wasaga Beach Provincial Park and transfer provincially owned portions of these lands to the Town, under the condition the beach remain public, with the intention of supporting economic and recreational opportunities in these areas.

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Chapter 1: A Plan to Protect Ontario

Fostering Innovation and Entrepreneurship in Ontario

Innovation and entrepreneurship play important roles in driving economic growth across key sectors. The government continues to foster the province’s innovation ecosystem through investments that drive long-term competitiveness and productivity, as well as enhance resilience to unlock Ontario’s full economic potential. These investments, including in areas such as life sciences innovation, biotechnology, pharmaceuticals, and medical isotope production, also deliver real benefits for the people of Ontario, whether through life-saving treatments, improved health outcomes, or enhanced quality of life.

Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Strengthening the Life Sciences Sector

Ontario is home to a thriving life sciences sector, employing more than 74,000 people in good-paying jobs across close to 2,000 companies, with annual exports exceeding $11.8 billion. In 2022, the government introduced Ontario’s Life Sciences Strategy, Taking Life Sciences to the Next Level, aimed at attracting investments and promoting research to further solidify the province as a global leader in biomanufacturing and health sciences. In October 2024, the government unveiled Phase 2 of the strategy and is investing $201 million to help fuel the sector’s growth.

As a component of this strategy, in August 2025, the government announced it is investing $5 million through the Ontario Wet Labs Program (OWLP) to support the outfitting of a new wet lab housed within the University of Ottawa’s Advanced Medical Research Centre (AMRC). Wet labs are specialized research facilities where researchers work with chemicals and other materials in controlled environments to drive innovation in fields like biotechnology and pharmaceuticals. The investment will support research collaboration, commercialization and entrepreneurship by providing shared wet lab space for companies with access to leading equipment, advanced biology tools and business support. The state-of-the-art wet lab is expected to support the creation of more than 750 good-paying jobs and drive growth across the region.

Investing in the Life Sciences Innovation Fund

In June 2025, the government announced it is investing $6.5 million through the province’s Life Sciences Innovation Fund (LSIF) to help 13 companies develop and launch made-in-Ontario medical technologies, create jobs, and strengthen Ontario’s position as a global leader in the sector. Companies across Ontario will receive up to $500,000 to help grow their businesses and create local jobs. Examples include:

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Clincove Inc., located in Toronto, which is revolutionizing clinical trials with a software platform that enables pharmaceutical, biotech, and health care professionals to run more efficient trials, reducing costs and accelerating treatment development;

•	Moonrise Medical Inc., located in Hamilton, which is developing an artificial intelligence-guided, ultrasound-based system to obtain critical vascular assessments; and

•	Yellowbird Diagnostics Inc., located in Ottawa, which is a biotech company developing novel plug-and-play imaging dyes that enhance disease detection across various medical imaging procedures.

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Chapter 1: A Plan to Protect Ontario

Promoting Innovative Biomedical Research Excellence

Fostering homegrown innovation and research excellence in Ontario is integral to ensuring Ontario remains competitive on the global stage. This is why the government is investing $200,000 per year for three years, starting in 2025–26, in the Gairdner Foundation. The Gairdner Foundation is a Canadian non-profit organization that celebrates the world’s most innovative and accomplished biomedical scientists and researchers who improve the health and well-being of people around the world. Through their programs and supports, the foundation has strengthened Ontario’s Science, Technology, Engineering and Mathematics (STEM) pipeline through:

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Gairdner Connects, a national outreach program that brings laureates into Ontario schools, universities and communities to engage with Ontario students and share scientific discoveries, reaching approximately 2,000 students per year;

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The Early Career Investigator (ECI) Competition, which provides researchers with the opportunity to present their research as part of Gairdner Science Week events. Since 2021, 10 out of 25 ECI awardees have been Ontario researchers; and

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The Peter Gilgan Canada Gairdner Momentum Award, which recognizes mid-career researchers in Canada that have produced exceptional scientific research contributions. Four of the six awardees since 2023 have been from Ontario.

This investment will help strengthen Ontario’s biomedical research community by fostering new partnerships, creating new innovations and jobs, and positioning the province as a destination for global researchers and innovators.

Helping Life Sciences Companies and Biomanufacturers Grow Through Venture Ontario

In the 2025 Ontario Budget, the government announced an additional investment of $90 million in venture capital (VC) funding to Venture Ontario, which included $40 million to VC funds that help life sciences companies and biomanufacturers innovate, grow and compete in global markets. These investments in strategic industries will help attract new opportunities for researchers and companies to develop life-saving medicines, support homegrown innovations and create good-paying jobs. Combined with Ontario’s talented workforce and state-of-the-art research and development facilities, the new funding will also help Ontario remain a prime location for businesses in the life sciences, biotechnology and pharmaceutical sectors to invest and grow.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Boosting the Supply of Made-in-Ontario Medical Isotopes

Life-saving medical isotopes have continued to be one of the most consequential tools doctors have available to diagnose and treat cancer, and many of these isotopes are now coming from Ontario’s nuclear generating stations. In September 2025, the Ontario government announced an investment of $18 million to increase production of medical isotopes at the McMaster Nuclear Reactor, expanding operations to 24 hours a day, seven days a week. This investment will create well-paying jobs in Hamilton, produce custom medical isotopes for up to 84,000 treatments each year, and leverage Ontario’s nuclear advantage to support cancer care.

In July 2025, the Ontario government announced the launch of the Nuclear Isotope Innovation Council of Ontario (NIICO), a new expert advisory panel that will help leverage Ontario’s world-class nuclear fleet to double the number of medical isotopes produced in the province over the next four years. The new Nuclear Isotope Innovation Council will help boost Ontario’s nuclear advantage to support cancer care, create jobs and stay competitive in the global economy.

Ontario Welcomes New Theranostics Cancer Centre

To deliver faster diagnosis and more precise therapies for people in Ontario affected by cancer, the Ontario government welcomed a $500,000 donation in August 2025 from Laurentis Energy Partners, a subsidiary of OPG, to help establish the Silber Family Theranostics Centre at the University Health Network’s Princess Margaret Cancer Centre. Theranostics is a new approach to cancer care that combines advanced nuclear imaging with targeted isotope therapy, allowing physicians to diagnose and treat complex diseases like cancer with greater precision. Opening in 2027, the new centre will create good-paying jobs, drive Ontario-made innovation and connect more people to world-class cancer care, including more precise therapies for over 3,550 patients by 2028.

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Chapter 1: A Plan to Protect Ontario

Adopting Innovations in Artificial Intelligence Responsibly

As the province embraces transformational and powerful artificial intelligence (AI) tools to help build a better province, Ontario is committed to implementing guardrails to ensure that AI systems are used transparently, accountably and responsibly in both the public and broader public sectors.

In January 2025, Ontario brought the Enhancing Digital Security and Trust Act, 2024 (EDSTA) into force. The EDSTA builds a foundation to support the responsible use of AI. This legislation establishes Ontario as a leading Canadian jurisdiction in the governance and use of AI in a transparent, responsible and accountable way.

As Ontario advances its digital economy, the government is embracing the growth of the data centre sector as a strategic opportunity to drive investment, innovation and job creation.

Supporting Innovative Start-Ups and Businesses Through Ontario’s Regional Innovation Centres

Ontario is continuing to help entrepreneurs and innovators expand and succeed through its Regional Innovation Centres (RICs). RICs are non-profit organizations that play a vital role in Ontario’s innovation ecosystem by providing early-stage or growing innovation and technology companies with expert advice and mentorship, training and workshops, market intelligence, as well as connections to resources, funding and partners. In 2023–24, RICs provided support to 6,500 unique clients, helped businesses bring over 2,700 new products and services to markets, and assisted businesses in filing over 1,300 intellectual property assets. This contributed to the creation of over 6,700 full-time jobs and helped to retain 41,300 full-time jobs across Ontario.

Helping Entrepreneurs Start and Grow Their Businesses

The government is also helping entrepreneurs start and modernize their operations successfully, so they are on a path for future growth. As announced in the 2025 Ontario Budget, the government is investing $1.9 million over three years to establish a business succession planning services hub within the Small Business Enterprise Centres (SBECs) network. This new hub will support entrepreneurs looking to sell their businesses or acquire new ones. Ontario’s 47 SBECs provide a comprehensive range of business support to entrepreneurs, which offer one-stop access to advisors, programs and services, along with learning opportunities tailored to small business owners in their region. In 2024–25, Ontario’s 47 SBECs helped start over 8,000 businesses, expand 2,700 and create more than 15,800 jobs.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

As part of the 2025 Ontario Budget, the government also invested $7.5 million through the Digitalization Competence Centre to help small businesses modernize and grow by adopting digital technologies. Of this amount, $5 million supports the Digital Modernization and Adoption Plan (DMAP), which will help SMEs assess their digital needs and develop effective digital strategies and technology adoption plans to help them transform and grow. Additionally, $2.5 million is allocated to assist small retail businesses with a matching grant to adopt new digital technologies, including tools and services such as online payment systems, inventory management software, customer relationship management tools, digital marketing, cybersecurity solutions, and artificial intelligence.

In August 2025, the government announced the investment of $2 million in Futurpreneur Canada to help young entrepreneurs develop and launch their own businesses. Futurpreneur Canada helps entrepreneurs aged 18 to 39 with mentorship, in-person programming, and up to $75,000 in loan capital from Futurpreneur and the Business Development Bank of Canada (BDC). In 2024–25, Futurpreneur supported 351 businesses in Ontario, including 59 in Northern, rural and remote communities.

Improving Capital Markets

The Ontario government continues to work closely with the Ontario Securities Commission (OSC) and key partners in the capital markets sector to generate further opportunities to increase capital formation and economic growth in Ontario. Financial services are a cornerstone of Ontario’s economy, contributing substantially to GDP and employment. Ontario is navigating a period of significant transformation, marked by shifting global economics, demographic pressures, and challenges to entrepreneurship, business retention, and capital formation.

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Chapter 1: A Plan to Protect Ontario

Capital Formation

The OSC, in collaboration with Canadian regulators, is implementing forward-looking reforms that reduce regulatory burden and accelerate access to capital — ensuring Ontario competes at the highest international standards.

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The maximum amount of capital that can be raised under the listed issuer financing exemption within a 12-month period has been increased, enabling eligible reporting issuers to secure significantly greater amounts of capital more efficiently.

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A multi-year pilot project is being launched to allow smaller public venture companies to file certain financial reports semi-annually rather than quarterly, cutting compliance costs and freeing up resources for innovation. This new approach aligns Ontario with other international regulators and signals the government’s commitment to fostering agile, competitive markets.

Ontario is also fostering early-stage capital formation through the OSC TestLab, which serves as a testing ground for capital markets innovations. Recent successes include:

•	The Not-for-Profit Angel Investor Group Registration Exemption, already leveraged by six angel groups to unlock new investment channels.

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The Self-Certified Investor Prospectus Exemption, extended following strong market feedback, enabling seven issuers to raise over $450,000 and opening doors for broader participation in Ontario’s growth economy.

The government is determined to make Ontario a global hub for entrepreneurial finance — where capital formation fuels cutting-edge technologies, job creation, and sustained economic growth.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Enabling Credit Unions to Raise Alternative Capital

Credit unions and caisses populaires are pillars of Ontario’s financial ecosystem, driving economic growth by providing essential financing to businesses, entrepreneurs, and local and rural communities.

In the 2025 Ontario Budget, the government committed to consulting on measures that would allow Ontario credit unions to raise capital beyond their membership base by offering shares to non-members — a transformative step toward unlocking new growth opportunities.

Building on strong interest and support from stakeholders across the credit union and capital markets sectors, the government is now proposing legislative amendments to the Credit Unions and Caisses Populaires Act, 2020. These changes would expand credit unions’ access to diverse public and private sources of capital, enabling them to scale up, innovate, and strengthen capital formation, not only within the sector, but across Ontario’s economy. This modernization positions Ontario’s credit unions to compete, invest in cutting-edge financial technologies, and deliver greater choice and resilience for consumers and businesses alike.

Strengthening Competition

The government recognizes that the people of Ontario expect real choice and flexibility in their financial services. Ontario strongly supports measures that accelerate and simplify investment account transfers, ensuring that individuals can move their assets seamlessly and without unnecessary cost or delay. The government applauds the Canadian Investment Regulatory Organization (CIRO) for its leadership in modernizing transfer processes and will continue to champion initiatives that put consumers first.

The government supports strategic collaborations with jurisdictions worldwide to strengthen Ontario’s role as a trusted hub for global investment, including the OSC’s recent agreement with the Securities and Futures Commission of Hong Kong.

Driving Ontario’s economy forward means embracing innovation and preparing for the future of finance. In this pursuit, the government is looking to explore opportunities to make Ontario a leading jurisdiction for digital asset innovation, including further regulatory clarity, while ensuring strong consumer protections and market integrity. In addition, Ontario calls on the federal government to work closely with provinces to establish a clear and coordinated regulatory framework that enables both innovation and stability in the Canadian stablecoin sector.

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Chapter 1: A Plan to Protect Ontario

Increasing Investment Opportunities

The OSC, the Investment Company Institute, and the Securities and Investment Management Association have announced a joint session to advance the OSC’s Long-Term Asset Fund program through the OSC LaunchPad. This initiative is designed to encourage innovative proposals that expand investment opportunities for the people of Ontario and strengthen Ontario’s position as a leader in modern capital markets.

Frameworks for retail investment in long-term assets exist in leading global jurisdictions, and Ontario is working to facilitate broader access to these investment products, not only to empower retail investors to diversify their portfolios, but also to drive the development of critical infrastructure that supports sustained economic growth.

Increasing Investor Confidence and Protection

The government is committed to increasing investor confidence in Ontario’s capital markets. On September 1, 2025, legislative amendments and new OSC rules came into force to implement a modernized framework that provides for a more efficient, timely and transparent process to distribute funds to investors who have sustained direct financial losses from misconduct that results in a disgorgement order. The government remains committed to a modernized capital markets framework that also protects investors.

Highlighting Ontario’s Cannabis Sector

The Ontario Grown Cannabis badge was announced in the 2025 Ontario Budget and launched by the Ontario Cannabis Store (OCS) on June 27, 2025, in coordination with the “Buy Ontario, Buy Canadian” Day to help promote locally grown cannabis. In the first three months, over 600 products grown by more than 45 cannabis producers have qualified for the designation, with new product applications continuing to grow. All cannabis products sold by authorized retailers and the OCS are grown, processed and packaged in Canada.

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Helping Municipalities and Communities Build Ontario

Ontario recognizes that municipalities are critical partners in delivering important local services and that by working together, the province and municipalities will build up Ontario’s communities and move its economy forward.

The province has taken meaningful actions to support and strengthen local communities with record investments in the municipal sector. In fact, from 2019 to 2024, key provincial support to municipalities grew by over 45 per cent. In 2024 alone, the government provided over $10 billion through key programs.

The government has continued to support municipalities across the province by:

•

Investing an additional $1.6 billion through the Municipal Housing Infrastructure Program (MHIP) to speed up construction on homes and critical infrastructure, nearly doubling the total investment to $4 billion and complementing the province’s Building Faster Fund.

•

Enhancing the Ontario Municipal Partnership Fund (OMPF) through an increase to the program of $100 million over two years and bringing the total funding envelope to $600 million annually, which will further support municipalities to deliver critical services to communities across the province.

•

Increasing annual funding for Connecting Links from $30 million to $45 million, to support municipalities in addressing critical road or bridge improvement needs to extend the life cycle of their assets and continue with local developments.

Municipalities are also eligible to access programs meant to help communities and businesses impacted by tariffs, including $40 million in funding through the Trade-Impacted Communities Program and financing for eligible infrastructure projects through the Building Ontario Fund.

Looking ahead, the government will continue to work with municipalities to build more housing, support economic growth, and further strengthen Ontario’s communities.

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Safeguarding Ontario’s Workforce

Ontario is protecting workers by building a more resilient and competitive workforce. The province is making investments to support major industries and sectors anticipated to grow in the coming years, as well as those facing pressure from U.S. tariffs, while helping to prepare the workers needed to build and strengthen Ontario’s economy.

Protecting Workers Through the Skills Development Fund

Ontario is working to protect its world-class workforce by providing workers with the training and tools necessary to land in-demand jobs, while helping Ontario remain competitive in the face of U.S. tariffs and economic uncertainty. This is why the government has committed $2.5 billion in the Skills Development Fund (SDF) Training and Capital streams, which help organizations deliver better training programs and upgrade and build new training centres across the province. Since 2021, the SDF has helped support over one million workers access the training they need to enter rewarding careers in priority sectors in every corner of the province.

Investing in Job Training to Protect Ontario Workers

The government is continuing to deliver on its plan to protect workers by launching the sixth round of the SDF Training Stream. This round will provide $260 million for innovative projects that support the hiring, training and upskilling of workers in manufacturing, health care, construction, automotive and other key sectors. This funding is part of the government’s $2.5 billion investment to protect Ontario workers through the SDF. Since its launch in 2021, the SDF Training Stream has supported over 1,000 training projects across the province that aim to connect over 700,000 people with training for better jobs with bigger paycheques.

Providing Training and Certification for Construction Workers

The government is investing $486,630 through the SDF Training Stream to support the International Brotherhood of Boilermakers Local 128 in providing essential safety and equipment training for members, apprentices, and participants entering the construction industry. This project will fund the purchase of new equipment, including Elevated Work Platforms (Manlifts) and Forklifts/Telehandlers, required to deliver practical, hands-on training and industry-recognized certifications. Two hundred and fifty (250) journeypersons and job seekers will receive training on telehandlers and elevated work platforms. With major construction projects underway across Ontario, this investment will help ensure the province has a ready, qualified and well-trained workforce equipped with the skills employers need to keep job sites running productively.

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Building and Expanding Skills Training Centres

As part of the $2.5 billion invested in SDF, the Ontario government is continuing to support the building, expansion and retrofitting of training facilities through the Capital Stream. As announced in the 2025 Ontario Budget, the government is providing an additional $150 million over three years, starting in 2025–26, to support ongoing demand in the Capital Stream. The SDF Capital Stream supports upgrades to or the construction of new training centres to prepare people for emerging and in-demand jobs in critical sectors of Ontario’s economy. Construction on three of these training facilities has been completed, with another 24 construction projects underway.

Helping Job Seekers Train for In-Demand Jobs

The Better Jobs Ontario program helps eligible job seekers transition to in-demand jobs by providing financial support to cover expenses like tuition, transportation and child care. As announced in the 2025 Ontario Budget, the government is investing an additional $50 million into the program to support vocational and skills training that will help more job seekers quickly train and upskill for in-demand, good-paying careers. This new funding will include a fast-track stream for job seekers in trade-impacted sectors, helping to protect workers in the face of U.S. tariffs and economic uncertainty. Since January 2021, this program has supported the retraining of nearly 18,000 job seekers.

Supporting Workers Through Investments in Skilled Trades

To attract people to rewarding careers in the skilled trades and help support Ontario’s economy during a time of uncertainty caused by the U.S. tariffs, Ontario continues to support a variety of skilled trades programs. Ontario has invested over $2.1 billion in the skilled trades since 2020, with a focus on breaking the stigma around skilled trades, simplifying the apprenticeship system, and encouraging employer participation.

As announced in the 2025 Ontario Budget, the government is continuing to invest an additional $159.3 million over three years to strengthen skilled trades programs. This includes expanding the In-Class Enhancement Fund to increase training capacity and cover classroom fees for Level 1 apprentices. This investment will help attract more people into skilled trades and support their training toward becoming certified journeypersons.

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Enrolling More Students in Construction-Related Postsecondary Programs

As announced in the 2025 Ontario Budget, the province is investing $75 million over three years to train up to 7,800 additional postsecondary students across the province for in-demand construction-related jobs. This investment will strengthen Ontario’s construction workforce, enabling it to meet current and future labour demands, and is essential to deliver on the province’s ambitious infrastructure plan.

Introducing More Students to Skilled Trades Through Level Up!

Career Fairs

The government is expanding its annual Level Up! Career Fairs, in partnership with Skilled Trades Ontario, to introduce a record number of students, educators and job seekers to in-demand careers in the skilled trades. This initiative is part of a broader strategy to build a resilient workforce in response to economic uncertainty and the looming retirement of many tradespeople. In 2025, the Level Up! Career Fairs will run for 29 days across 12 communities, featuring over 200 interactive exhibitors and hands-on demonstrations. More than 50,000 attendees are expected, including students in grades 7 to 12, their parents, and job seekers. Participants will explore dozens of skilled trades, including electricians, boilermakers, and heavy equipment operators, and engage directly with employers and tradespeople.

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Protecting Workers by Introducing First-in-Canada Labour Mobility Changes

To build a unified Canadian workforce that can stand up to U.S. tariffs and economic uncertainty, the province is breaking down interprovincial barriers for regulated occupations. To implement this, the province has filed first-in-Canada regulations that will facilitate the entry of certified Canadian workers into Ontario’s workforce.

Starting January 1, 2026, certified professionals from other Canadian provinces — such as architects, engineers, electricians and geoscientists — will be able to start working in Ontario within 10 days once credentials and requirements are confirmed by the regulator. These changes will boost productivity and help provide the workforce necessary to deliver nation-building projects across critical sectors, all while maintaining Ontario’s gold standard for worker safety and qualifications. This marks a significant shift from the current system that can take months. The historic implementation of “As of Right” rules will apply across 300 occupations covered by more than 50 regulatory authorities.

Chapter 1: A Plan to Protect Ontario

Creating Resource Development Scholarships for First Nation Students

As announced in the 2025 Ontario Budget, the government is investing $10 million over three years to create new scholarship opportunities for First Nation students interested in pursuing careers in resource development. These scholarships will equip First Nation students with access to the tools and training needed to succeed as leaders and innovators in this sector. This investment contributes to the government’s plan to protect Ontario and support Indigenous participation, partnership and ownership in Ontario’s critical minerals supply chain.

Supporting Science, Technology, Engineering and Mathematics in Postsecondary Education

As announced in the 2025 Ontario Budget, to protect and strengthen Ontario’s workforce, the government is investing $750 million over five years to support the delivery of Science, Technology, Engineering and Mathematics (STEM) programs at publicly assisted colleges and universities across the province. This investment will fund up to 20,500 STEM seats per year as part of the government’s greater efforts to protect Ontario’s economy, as well as retain and grow a highly skilled workforce for the future.

Helping Students and Job Seekers Prepare for In-Demand Careers

To strengthen and protect Ontario’s current and future workforce in the face of U.S. tariffs and economic uncertainty, the Ontario government has launched an interactive online tool that will help guide students and job seekers toward meaningful career paths.

The new online platform, My Career Journey1, includes:

•	Interactive maps that allow users to explore regional career opportunities and postsecondary institutions across Ontario.

•	Job profiles of sought-after jobs in leading industries such as health care, skilled trades and engineering.

•	A detailed list of personalized education and career resources to help job seekers and students navigate future pathways.

[1]	https://www.ontario.ca/page/my-career-journey

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Modernizing Ontario’s Pension Sector

Ontario workers deserve strong, sustainable pensions. This is why we are moving forward with initiatives that enhance governance and transparency, expand choices for workers, modernize Ontario’s pension framework, and improve retirement security.

Ontario Municipal Employees’ Retirement System Governance Review

The government is introducing legislation that, if passed, would amend the Ontario Municipal Employees Retirement System Act, 2006 (OMERS). Enabling provisions would be intended to enhance OMERS’ governance, strengthen transparency and accountability. In addition, several measures would support a smooth transition.

Reviewing the Pension Benefits Guarantee Fund

The Pension Benefits Guarantee Fund (PBGF) helps protect the pension benefits of the people of Ontario who are members of defined benefit pension plans in the event of employer insolvency. The PBGF guarantees the first $1,500 per month of pension benefits per member in the event a plan winds up and the employer is unable to fund a pension shortfall. The Pension Benefits Act requires a review of the PBGF every five years. The next review is required by spring 2026 and will focus on the health of the PBGF and its ability to protect pension benefits and pensioners. The government will report back on the outcome of this review in the 2026 Ontario Budget.

Creating More Pension Options for Workers

As part of the government’s plan to support more choice for workers in managing their retirement savings, the government consulted with the pension sector on a new pension option called a Variable Life Benefit (VLB). Retirees who choose a VLB would receive a monthly benefit for life, with payments that are adjusted based on the investment performance of the fund and mortality experience of the fund’s members. Informed by feedback from stakeholder consultations earlier this year, the government is developing a VLB legislative framework that would permit VLBs to be offered from pooled registered pension plans, defined contribution pension plans, and those pension plans that provide for additional voluntary contributions.

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Modernizing the Jointly Sponsored Pension Plan Conversion Framework

To modernize the pension landscape in Ontario, the government is taking measures to further expand the Jointly Sponsored Pension Plans (JSPP) conversion framework. Amendments would enable the conversion of a defined contribution plan to a JSPP, including creating a pathway for members to use defined contribution balances in their employers’ prior pension plan to purchase defined benefit credit, and would also create a pathway for smaller JSPPs to join well-established larger JSPPs. The government’s ongoing commitment to supporting the transition to a JSPP governance model would enhance the sustainability of the workplace pensions, deliver long-term benefits for Ontario workers, and improve efficiency through consolidation.

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Protect Ontario by Building

The government is investing in the most ambitious capital plan in Ontario’s history, with planned investments over 10 years totalling more than $201 billion. This includes building highways, transit and community infrastructure to keep workers on the job, strengthening Ontario’s economy, and ensuring communities thrive for generations to come.

Building Highways

The costs of gridlock are real. Time stuck in traffic is one of the least productive parts of people’s day-to-day lives. It keeps people away from their families and delays the movement of goods for businesses. The Canadian Centre for Economic Analysis estimates that the economic impact of gridlock in Ontario was $56.4 billion in 2024.1 If congestion levels remain unchanged, the annual cost to Ontario’s economy could reach $108 billion by 2044.2

Building Highway 413

To solidify the province’s position as a leader in moving people and goods efficiently, Ontario has started construction on Highway 413, a new 52-kilometre, 400-series highway, to better connect the transportation network across Halton, Peel and York Regions, and shorten travel times by up to 30 minutes per trip. The corridor will extend from Highway 400 in the east to the Highway 401/407 express toll route (ETR) interchange area in the west. This will include a six-lane 400-series highway and a planned dedicated transitway.

The government has awarded the first two contracts to begin construction of Highway 413, marking a significant milestone in the province’s plan to fight gridlock and get drivers moving. The construction of the highway will support more than 6,000 jobs per year and contribute more than $1 billion to Ontario’s annual gross domestic product (GDP).

This progress builds on the major milestones Ontario has reached for this project, including completing 90 per cent of the preliminary design work. Work is actively underway to acquire the necessary properties for highway construction and transitway protection. Alongside ongoing property acquisition discussions, the government continues to engage impacted landowners to provide project updates and information on the acquisition process. In addition, the government is advancing early works construction projects to get shovels in the ground for this project, including an embankment at the Highway 401 and Highway 407 interchange, the Highway 10 resurfacing and underpass, and the Bovaird Drive underpass.

[1]

Canadian Centre for Economic Analysis (CANCEA), “Impact of Congestion in the GTHA and Ontario: Economic and Social Risks,” Research Report (December 2024), https://rccao.com/news/files/Impact-of-Congestion-in-the-GTHA-and-Ontario-December2024.pdf

[2]	Ibid.

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In late 2025, the government will designate lands needed for Highway 413 as constituting a Controlled-Access Highway under the Public Transportation and Highway Improvement Act. The designation will coincide with a full release of the lands not required for the highway infrastructure.

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Advancing Work on the Bradford Bypass

Ontario is helping prepare York Region and Simcoe County for rapid population growth by building the Bradford Bypass, a new four-lane highway to relieve congestion on existing east-west local roads and connect Highways 400 and 404. The new 16-kilometre highway will relieve gridlock, save commuters time, and keep goods moving across the Greater Golden Horseshoe (GGH).

In January 2025, the province issued two requests for proposals to complete detail design work for both the central and east sections of the bypass. This work will include field and archaeology investigations, property acquisitions, fulfilling the government’s duty to consult, and finalizing the preferred design option for these sections. The government expects to award these contracts in fall 2025.

Crews have completed tree clearing along the proposed route of the west section of the Bradford Bypass to streamline utility relocations and clear a path for the bypass. Last year, the province also awarded contracts for detail design work and a construction manager for the west section of the bypass. In addition, a southbound lane on Highway 400 connecting to the Bradford Bypass is currently under construction.

Once complete, the Bradford Bypass will save drivers an estimated 35 minutes in travel time compared to using local roads. During construction, the project is expected to create up to 2,200 jobs per year and contribute up to $286 million to the province’s GDP.

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Building the Highway 401 Tunnel Expressway

In addition to the work already being done to upgrade and expand the province’s 400-series highways, the government is exploring innovative options to tackle congestion. This is why the government has launched a feasibility study of a new vehicle and transit tunnel expressway under Highway 401. The feasibility work, being undertaken by a Canadian company, will examine tunnelling options to increase Highway 401 capacity along with complementary congestion relief approaches. The study will analyze the economic benefits both in the short and long term, as well as the project’s impact on reducing gridlock. Additionally, the government has included the Highway 401 tunnel expressway as a proposal to the Major Projects Office, along with the GO 2.0 expansion.

Twinning the Queen Elizabeth Way Garden City Skyway

The Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning Project includes construction of a new bridge on the QEW over the Welland Canal, connecting the City of St. Catharines to the Town of Niagara-on-the-Lake. In June 2025, the Ontario government reached a major milestone by awarding a contract for the detail design of the QEW Garden City Skyway Bridge Twinning project. This marks a pivotal step in strengthening the province’s transportation infrastructure, easing gridlock, boosting job creation, and fueling economic growth.

As a vital corridor, this section of the highway supports tourism in Niagara Region and improves access to the Niagara Region’s three international crossings to the rest of Ontario while supporting the flow of over $1.1 trillion in goods annually across the GGH. The new and expanded Garden City Skyway will reduce gridlock and time spent travelling for people in the growing Niagara Region and allow for the repair and upgrade of the existing aging bridge.

Building Highway 7

Construction of the new Highway 7 between Kitchener and Guelph will provide relief to the gridlocked Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph. The government is advancing the project with activities that include replacement of the Frederick Street Bridge in Kitchener, environmental fieldwork, and other engineering work to support construction of the remainder of the corridor.

Additionally, the province is moving forward with planning and design work for the easterly expansion of Highway 7 from two to four lanes, from west of Reesor Road in Markham to Brock Road in Pickering, to support the development of the City of Pickering’s Innovation Corridor. This will ensure Highway 7 is a continuous four-lane highway from Markham to Pickering, supporting the movement of goods and people in the region.

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Improving Highways 401, 400 and 404

The Highway 401 corridor is a crucial economic link within Ontario, and between Ontario, Eastern Canada and the United States, handling about 11,000 trucks daily with goods valued up to $434 million in Eastern Ontario alone.

The province is taking a significant step towards accommodating the future widening of Highway 401 near Port Hope by replacing the Choate Road Overpass and Ganaraska River Bridge, as well as replacing the Park Road and Cubert Street overpasses in Oshawa. These upgrades will benefit over 50,000 daily drivers and support hundreds of construction jobs, reinforcing the province’s commitment to economic resilience and mobility.

In Eastern Ontario, the province has replaced 20 bridges that will accommodate future widening of Highway 401. Several design studies are also underway for additional bridge replacements and interchange improvements to accommodate the future widening of the highway.

In January 2025, the province also completed major widening projects on Highways 400 and 404 as part of its plan to tackle gridlock and support the safe movement of people and goods in the Greater Toronto Area (GTA). The widening encompassed nine kilometres of Highway 400 from Major Mackenzie Drive to King Road, with the addition of one new general-purpose lane in each direction. Highway 404 has been widened 11 kilometres from Highway 407 to Stouffville Road.

In July 2025, Ontario also took the next step towards widening Highway 400 by replacing the Dunlop Street Bridge in Barrie to accommodate the future 10-lane highway. During construction, the project will create almost 500 good-paying jobs, from engineers to heavy equipment operators and labourers, and will ultimately save time for the more than 100,000 drivers who rely on this stretch of highway every day.

Accelerating Gardiner Expressway Rehabilitation

The government’s $73 million investment in the Gardiner Expressway’s rehabilitation has accelerated progress on one of Toronto’s most critical infrastructure projects. By working with the City of Toronto to enable 24/7 construction, the province has fast-tracked the timeline, with all lanes now expected to reopen before the end of 2025, more than a year ahead of the original schedule. This initiative is part of a broader government strategy to protect Ontario in the face of economic uncertainty, including from U.S. tariffs, by investing in infrastructure to support economic growth, fight gridlock and keep workers on the job.

In addition, the project is delivering substantial economic impact by supporting approximately 500 good-paying jobs through construction and supply chain roles. Once completed, the expressway upgrades are expected to save Ontario’s economy $273 million by reducing congestion and improving travel times by 22 minutes per trip relative to when construction is underway.

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Uploading Ottawa Road 174

The agreement between the provincial government and the City of Ottawa includes provisions for a phased plan to explore and assess considerations related to the provincial ownership of Ottawa Road 174. This three-stage due diligence process, which is currently underway, includes an assessment of the road’s condition, a financial review of the infrastructure valuation and a review of related future costs. The results of the assessment will help inform future government decisions regarding all aspects of the road.

In the interim, the province is providing funding to the City of Ottawa to support the rehabilitation and maintenance of Ottawa Road 174 while the three-stage detailed plan is underway. This includes up to $9 million for operating costs and up to $47 million for capital costs.

Connecting Highway 401 to Lauzon Parkway in Windsor

The government is supporting the planning and design for a new interchange connecting Highway 401 to the future Lauzon Parkway extension in Windsor, which will support increased opportunities for trade and improved access to the Windsor–Detroit border.

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Building Highways for Northern Ontario

The government is investing in highways in the North to improve road safety, connect communities, and unlock economic opportunities. Projects include:

•	Investing nearly $62 million in Geraldton’s Main Street Rehabilitation Project, a critical road infrastructure project in Greenstone that will be the gateway to the Ring of Fire.

•

Awarding a contract for the detail design of a new two-lane bridge that will replace the Little Current Swing Bridge on Highway 6 in the Town of Northeastern Manitoulin and the Islands. The planning, preliminary design and Environmental Assessment have been completed, and the project is proceeding with the next steps — property acquisition, right-of-way designation and detail design.

•

Working to increase passing opportunities on highways in Northeastern Ontario. This includes innovative designs such as a 2+1 highway, which is a three-lane highway with a centre passing lane that changes direction approximately every two to five kilometres.

•

Expanding Highway 11/17 from two to four lanes between Thunder Bay and Nipigon, including from east of Highway 587 for 14.4 kilometres and from west of Highway 582 to Coughlin Road for 8.3 kilometres. These two projects are part of a larger series of projects to widen over 100 kilometres of the highway between Thunder Bay and Nipigon.

•

Widening Highway 17 between Kenora and the Manitoba border. Section 1, which covered a 6.5-kilometre segment running easterly from the Manitoba border to Highway 673, was completed in fall 2024. The broader project will widen Highway 17 from two to four lanes for approximately 40 kilometres.

•

Supporting renewed partnerships with First Nations to build and improve highway infrastructure that will help connect more First Nation communities to the province’s highway network. This work includes maintenance and upgrades to Highway 584 and Highway 11.

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Table 1.1

Recently Completed Highway Projects

Northern

•	Replacement of Driftwood River Bridge, east of Smooth Rock Falls on Highway 11.

•	Rehabilitation of Turtle and Little Turtle River Bridges on Highway 622, 44 and 79 kilometres south of Highway 17, north of Atikokan.

•	Resurfacing of Highway 599 from English River Bridge northerly to Highway 642 at Silver Dollar, north of Ignace.

Eastern

•	Highway 416 culvert replacements from Roger Stevens Drive to the Highway 417 interchange and resurfacing of various ramps on Highway 417 between Eagleson Road and Maitland Avenue, Ottawa.

•	Highway 41 culvert replacements from Kaladar to Machesney Lake Road.

Southwestern

•	Highway 401 and Middlesex Road 32 (Dorchester Road) interchange improvements and bridge replacement, Thames Centre.

•	Replacement of McKenzie Creek Bridge on Highway 6, Haldimand County.

•	Resurfacing of Highway 401 westbound lanes from Bloomfield Road to Victoria Road, Chatham-Kent.

Central

•	Rehabilitation of QEW and Highway 427 bridges at Evans Avenue and The Queensway.

•	Bridge replacements on Highway 401 at Simcoe Street and Albert Street.

•	Rehabilitation of Highway 401 westbound express lanes from Avenue Road to Jane Street, including pavement and bridge rehabilitations.

•	Resurfacing of QEW from Gilmore Road to Netherby Road.

Source: Ontario Ministry of Transportation.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Building Transit

Building transit alongside new roads and highways is also vital to support the province’s economy and connect more people to jobs and housing. Historic transit investment has not kept up with growth, which is why the government is leading the largest expansion of public transit in North America. But there is more work to be done as Ontario’s cities and towns continue to grow.

Expanding GO Transit Services

To better connect growing communities across the Greater Golden Horseshoe (GGH), the government is continuing to expand, integrate and build better GO train and GO bus services to make it easier and faster for people to get where they need to go. The government continues to deliver on GO Expansion, with Metrolinx rolling out incremental service increases, building new GO infrastructure including new stations, and improving passenger and train capacity at Union Station.

•

Kitchener GO Extension: In October 2025, the province reached an Agreement-in-Principle with CN Rail to purchase land to construct dedicated GO tracks on the Kitchener Line, marking a major milestone in the province’s plan to build faster transit between Kitchener and Toronto. The Agreement-in-Principle coincides with additional GO train service that will be added to the Kitchener Line in November, including 18 new weekend trips between Bramalea GO and Union Station, as well as the first-ever weekend service to Kitchener.

•

Niagara GO Extension: Ontario is bringing faster, more frequent, two-way, all-day train service between Niagara Region, Hamilton and the GTA. In September 2025, the Ontario government completed construction of the new Confederation GO Station in Hamilton, marking a significant milestone in the province’s Plan to Protect Ontario by investing in key infrastructure that will reduce gridlock and connect more people to jobs and housing. The new station will expand fast, reliable train service across the GO Transit network and generate nearly half a million more rides annually.

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•

Woodbine GO: In June 2025, construction started at Woodbine GO Station, marking a significant milestone in the province’s plan to provide two-way, all-day service across core segments of the GO Transit network. As part of its agreement with the provincial government, Woodbine Entertainment Group is also providing up to $170 million to support the construction of the new station. The new station located on the Kitchener Line will provide increased capacity and feature new rail platforms. The station will create new links between the Union Pearson (UP) Express and Kitchener GO train, as well as to local bus services, including the TTC, MiWay, York Region Transit and Brampton Transit.

•

Bowmanville GO Extension: The Bowmanville GO Extension will extend the Lakeshore East GO rail service nearly 20 kilometres east of the Durham College Oshawa GO Station to Bowmanville. This expanded rail service will provide Durham Region with direct connections to the larger GO Transit network, helping to reduce gridlock in the GGH. Targeted early works construction is underway in 2025 to continue advancing the project.

Advancing GO 2.0

Ontario is taking the next steps to advance planning for GO 2.0. Building on the extensive transit network vision in Connecting the GGH: A Transportation Plan for the Greater Golden Horseshoe, these next steps will help Ontario identify potential new rail corridors and study where new GO stations are needed to respond to network demand. GO 2.0 will build on existing investments to the GO Transit network by delivering two-way, all-day service to Kitchener and Milton.

Ontario is calling on the federal government to provide funding support to help deliver the next generation of passenger rail service for the GGH, and has included the GO 2.0 expansion as a proposal to the Major Projects Office, along with the Highway 401 tunnel expressway.

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Building Subways

Work is underway on Ontario’s priority subway projects. The government is closer to providing better travel options, alleviating gridlock on roads and creating thousands of good, local jobs.

•

Ontario Line: Ontario has broken ground on the second tunnel launch shaft near the site of the future Gerrard Station on the Ontario Line, marking another milestone in the province’s Plan to Protect Ontario by creating jobs, cutting commute times across the Greater Toronto Area (GTA) and bringing nearly 230,000 more people within walking distance of public transit. In May 2025, excavation work at Queen Station started, marking another milestone in the Ontario Line project.

•

Yonge North Subway Extension: Earlier in October, Infrastructure Ontario and Metrolinx took the next major step towards getting shovels in the ground on the project by issuing a Request for Qualifications for the contract to design and build the subway’s five stations. In summer 2025, the government awarded a contract to North End Connectors, which will design and build the twin tunnels for this extension. The contract also includes early works construction of support headwalls for future stations and emergency exit buildings. Once complete, the Yonge North Subway Extension will accommodate over 90,000 daily trips.

•

Scarborough Subway Extension: Ontario is breaking ground on the first of three stations for the Scarborough Subway Extension, marking a significant milestone in the province’s plan to fight gridlock and bring rapid transit to tens of thousands of commuters across the GTA. Once complete, the construction of the Scarborough Subway Extension is expected to bring 38,000 people within walking distance of transit.

•

Eglinton Crosstown West Extension: In June 2024, the province completed tunnelling on the western underground portion of the Eglinton Crosstown West Extension from Renforth Drive to Scarlett Road, where the Light Rail Transit (LRT) will transition to a 1.5-kilometre elevated guideway, currently under construction. In April 2025, Ontario broke ground on the final tunnel segment of the Eglinton Crosstown West Extension. Once complete, the nine-kilometre line will connect seven new stations to the Eglinton Crosstown LRT, making travel faster and more convenient, while bringing more than 37,500 people within a 10-minute walk of world-class transit.

•

Proposed Sheppard Subway Extension: The government is advancing planning and conducting community consultations on options to extend rapid transit both east and west of the existing TTC Line 4, which would improve transit connections in Toronto’s north end and make it easier and faster for people to get around Toronto and the GTA.

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Building Light Rail Transit

The government is bringing fast, reliable transit projects to the people of Ontario to help reduce travel times and create more transit options:

•

Eglinton Crosstown Light Rail Transit (LRT): The Eglinton Crosstown LRT will deliver 19 kilometres of rapid transit, with 25 below-grade stations and at-grade stops and links to 54 bus routes, three subway stations (Kennedy, Eglinton and Cedarvale), the Union Pearson (UP) Express and three GO Transit lines (Kitchener, Barrie and Stouffville).

•

Finch West LRT: The Finch West LRT will service 18 stops across 10 kilometres of rail along Finch Avenue West from Keele Street to Highway 27 and south to the Humber College North Campus. It will support connections with other Toronto Transit Commission (TTC) lines, as well as connections to Peel and York Region local transit services.

•

Metrolinx has now transferred operations for both the Eglinton Crosstown and Finch West LRTs to the TTC, the operator of the LRTs, and has entered the final stages of rigorous testing and commissioning activities to ensure reliability of the LRT systems.

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Hazel McCallion Line LRT: In 2025, the Hazel McCallion Line LRT saw further progress with the installation of girders over the Highway 403 interchange, completion of flood-proofing for Mary Fix Creek, and advances in station construction, particularly at Port Credit.

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Hamilton LRT: In May 2025, Ontario issued a Request for Proposals (RFP) for the first package of civil and utility work for the Hamilton LRT. Submissions are expected by the end of the year from the shortlisted teams, all of which include Canadian contractors. Early works are already underway in the City of Hamilton, including on water mains, sewers, hydro, telecommunications, and gas lines.

Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Investing in New Subway Cars

Ontario is investing over $758 million to help the TTC purchase 55 new trains for Toronto’s Line 2 subway from Alstom, supporting Ontario workers. This investment made by Ontario, the City of Toronto and the Government of Canada will support the City of Toronto to deliver this critical public transit service.

Bringing Back the Northlander Passenger Rail

Ontario has awarded contracts to deliver train stops along the future Northlander corridor, advancing the government’s plan to bring back safe and reliable passenger rail service between Timmins and Toronto. Most recently, in July 2025, the government awarded a contract to build Timmins-Porcupine Station. Construction is currently underway on the platform, parking area and a passenger waiting area.

In September 2025, Ontario announced the completion of the North Bay Rail Bypass, marking a major milestone in the project. The 982-metre track will improve travel times by 15 minutes to North Bay Station, giving passengers more time with their families and friends while supporting tourism, jobs and economic growth in Northern Ontario.

Provincial Rideshare Framework

Ontario is working to engage with rideshare operators, the taxi sector, and municipalities to explore the standardization of rideshare guidelines across the province. Rules for rideshare programs, such as application fees and driver screening requirements, are currently managed by individual municipalities, resulting in differing standards across the province. By consulting on potential approaches for a provincial rideshare framework, the government continues to support an integrated and efficient transportation network that will improve access for everyone, including rural and remote communities such as those along the Northlander route.

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Building Stronger Communities

Increasing Capital for the Building Ontario Fund

Strengthened by the additional $5 billion in funding announced in the 2025 Ontario Budget, the Building Ontario Fund (BOF) has begun delivering on priority investments. The BOF is accelerating its efforts to collaborate with Canadian institutional investors and project proponents to continue growing its pipeline of infrastructure projects that will deliver lasting economic impacts and public benefits.

Guided by the government’s priorities, the BOF has been focusing on advancing projects in long-term care, energy infrastructure, affordable housing, municipal and community infrastructure, and transportation. A new area of focus — critical minerals — has been added to the BOF’s priority sectors to support Ontario’s clean economy transition and supply chain security.

Building on the BOF’s earlier investments with Arch Corporation and Rekai Centres in the long-term care sector, the BOF is contributing up to $1 billion for an equity investment in the Darlington New Nuclear Project (DNNP). DNNP is a project of national significance that will support Ontario’s energy generation capacity and contribute to high-skilled job creation. Ontario and Ontario Power Generation are also pursuing potential opportunities for equity partnership and commercial participation with Williams Treaties First Nations, which would be the first-of-its-kind partnership for nuclear energy generation in Canada.

The BOF is also progressing a pipeline of additional strategic investments across student housing, affordable housing and long-term care. These investments reflect the government’s commitment to unlocking infrastructure that addresses Ontario’s current needs, while laying the foundation for long-term growth and prosperity for communities across the province.

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Expanding the Municipal Housing Infrastructure Program to Build More Homes

In August 2025, the government announced an additional $1.6 billion to accelerate construction on housing and critical infrastructure. This funding nearly doubles the Municipal Housing Infrastructure Program (MHIP) to $4 billion. The expanded MHIP provides communities with resources to build roads, bridges and water systems that enable new housing and sustain existing housing. The MHIP is currently comprised of multiple funding streams, with the Housing-Enabling Water Systems Fund recently consolidated into the program.

Since its launch in 2024, the MHIP is now enabling the construction of up to 800,000 homes across Ontario. Combined with the Building Faster Fund, which rewards municipalities for meeting or exceeding housing targets, these investments empower communities to continue delivering results.

Additionally, municipalities can access up to $1 billion in loans, with flexible borrowing terms through the Infrastructure Ontario Loan Program’s Housing-Enabling Water Infrastructure lending stream.

Chapter 1: A Plan to Protect Ontario

Supporting Ontario’s Shortline Railways

In the 2025 Budget, the government proposed a new temporary tax credit to support Ontario’s shortline railway industry. Ontario’s shortline railways play an essential role in connecting shippers to national railway lines and providing critical “first and last mile” service to rail customers. The government is now introducing detailed legislation to implement the credit.

The proposed Ontario Shortline Railway Investment Tax Credit would provide a 50 per cent refundable corporate income tax credit to qualifying shortline railways on eligible track maintenance and rehabilitation expenditures in Ontario. Eligible expenditures would include investments in labour and capital assets related to railway maintenance, repairs and improvements that are made on or after May 15, 2025, and before 2030.

The credit would provide up to $8,500 per track mile per year to a qualifying corporation, and result in an estimated $23 million in income tax support over three years for Ontario’s shortline railway industry. This support would help ensure a safe and reliable rail network across the province and protect the businesses that rely on a unified rail network for transporting goods and raw materials to customers.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

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Continuing to Build with the Ontario Community Infrastructure Fund

The Ontario Community Infrastructure Fund (OCIF) continues to fund critical infrastructure, including roads, bridges, water and wastewater projects, each year. In September 2025, the government announced $400 million to support 423 small, rural and Northern communities across Ontario in 2026. The minimum grant for municipalities has been raised to $125,000, an increase of $25,000 over last year. The OCIF provides a predictable and reliable source of annual funding for eligible small, rural and Northern communities for their critical infrastructure.

Building with the Community Sport and Recreation Infrastructure Fund

In the 2024 Ontario Budget, Ontario launched the $200 million Community Sport and Recreation Infrastructure Fund to protect jobs and support 94 development and revitalization of sport and recreation infrastructure projects across the province. Some examples of projects include:

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$19.5 million to build a new recreation complex in Cambridge. The government’s investment in the Cambridge Recreation Complex will support the development of a 112,000-square-foot multi-purpose facility.

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$13.7 million to support the development of a new multi-purpose complex in Anishinabe of Wauzhushk Onigum First Nation, along with upgrades to other sport and recreation facilities across Northwestern Ontario.

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$10 million to support the construction of the South Bowmanville Recreation Centre in the Municipality of Clarington. With the capacity to host competitions, this facility will unlock opportunities for Clarington to leverage the fast-growing sport tourism sector, boosting the economy and supporting local businesses.

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$12.2 million to build community infrastructure in Eastern Ontario, including the construction of the new Russell Township Recreation Complex and the revitalization of three other community centres in the region.

•	$8 million to support upgrades to Ottawa’s Alexander Community Centre, including the construction of a new gymnasium three times larger than the current one.

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$6.3 million to support the construction of a new multi-season covered outdoor arena in Curve Lake First Nation, increasing opportunities for physical activity and organized year-round programs in the community.

•	$3 million to build Canada’s first dedicated goalball court. This will be the first purpose-built goalball court at the Canadian National Institute for the Blind’s Lake Joseph Centre in Muskoka.

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Expanding Access to Electric Vehicle Chargers

Through the Electric Vehicle (EV) ChargeON program, the government is investing over $180 million to make it easier to access EV chargers. As part of the initial $91 million investment in the program, Ontario is building over 1,300 new EV charging ports in small and medium-sized communities, marking a major milestone in the province’s plan to increase access to EV chargers outside of large urban centres and support the electrification of transportation across the province. The chargers will be located at 270 sites across the province, such as arenas, carpool lots, hospitals, provincial parks, recreation centres, and rest areas. This includes 190 charging ports in Northern Ontario, providing drivers across the North with more options when travelling.

The additional $92 million approved in the 2025 Ontario Budget will allow for the EV ChargeON program to continue to support the installation of EV chargers, reduce range anxiety and build a more affordable and connected charging network across Ontario. As the province continues to see substantial job creation and investment in the growing EV and EV battery manufacturing sector, these new charging stations will provide critical supporting infrastructure in communities across the province, including for EVs made right here in Ontario.

Furthermore, adoption of EVs supports Ontario’s goal of being future-ready by ensuring that the province’s transportation system is resilient, sustainable and meets the needs of the people of Ontario today and in the future.

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Improving the Role of Conservation Authorities

The government is moving forward on its commitment to modernize the role of conservation authorities (CAs) in order to create consistency, reduce costs and drive faster outcomes. Ontario’s CAs play a vital role in watershed management, flood prevention, source water protection, and climate resilience — but the system is fragmented and burdened by inconsistent standards, leading to inefficiencies and delays in decision-making.

To address these challenges, Ontario appointed the first Chief Conservation Executive in June 2025 to lead a multi-phase modernization plan, which will ensure that CAs can safeguard communities from natural hazards and preserve access to recreational opportunities, while continuing to support economic prosperity.

As part of this plan, the government proposes to establish a board-governed agency that would act as a centralized oversight body for Ontario’s CAs. This agency would strengthen the province’s ability to optimize public investments, manage risks and ensure that CAs continue to deliver high-impact services that protect Ontario’s environment, communities and infrastructure.

Preserving Parks Trails

The government is committed to expanding opportunities for the people of Ontario to enjoy the great outdoors. By protecting green spaces and enhancing access to nature, Ontario is supporting local tourism and economic development across the province. The province is exploring ways to preserve existing recreational trails when lands are added to Ontario’s network of provincial parks and conservation reserves so they remain available to the public and can be enjoyed by local residents and visitors for years to come. This means engaging directly with local recreation clubs, such as those near Charleston Lake Provincial Park, to help ensure existing trails will be preserved when that park is expanded.

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Rebuilding Ontario Place into a World-Class Destination

In June 2025, Ontario unveiled the final designs for the new Ontario Place public space, marking a major milestone in the transformation of Toronto’s waterfront. This will create 5,000 jobs in the construction and tourism sectors and boost economic growth across Toronto and the region faster, attracting up to six million visitors annually.

Highlights from the final designs for the Ontario Place redevelopment include:

•	A new entrance that will serve as a gathering and transit hub, connecting visitors to the new Exhibition Station on the Ontario Line, lakeside walking, cycle paths and onsite parking.

•	A reimagined Brigantine Cove featuring an urban beach, boardwalks and children’s playground, including a multi-level interactive treehouse and turtle-shaped play structure.

•	New canoe and kayak launch site and natural stone lookout points throughout the park to provide sunset views across Lake Ontario.

•	The Ontario Place marina, a vibrant hub with open-air pavilions, boardwalks and spaces for future programming and amenities.

•	A new forum space at the park’s centre to provide ample space for outdoor markets and festivals and showcase a one-acre splash fountain, shaped like Ontario’s iconic trillium.

•	An Indigenous Cultural Pavilion on the East Island that offers a dedicated space for community gatherings, workshops and other learning programs.

The province also announced a new, publicly owned parking structure at Ontario Place, which will generate revenue for the province and help the public conveniently access its many attractions, including public beaches, trails and parks, the state-of-the-art Ontario Science Centre, a revitalized year-round amphitheatre, and a family-friendly waterpark and wellness destination.

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Protect Ontario by Keeping Costs Down

The government recognizes the financial challenges faced by many people in Ontario, particularly given recent economic pressures and uncertainty around tariffs driving up prices. To put more money back in people’s pockets, the government is providing direct financial relief to families and individuals, saving commuters money by removing tolls, making public transit more affordable through One Fare, and permanently cutting the Gasoline Tax and Fuel Tax.

Supporting Families and Individuals

In the 2025–26 fiscal year, the government is committing nearly $11.5 billion in direct relief for individuals and families, as outlined in Chart 1.4.

Chapter 1: A Plan to Protect Ontario

Chapter 1: A Plan to Protect Ontario Chart 1.4 Select Measures That Provide Relief to Families and Individuals Aggregate Savings and Support in 2025–26 (in $ Millions) $168 Housing Initiatives1 $494 Child Care Initiatives and Family Benefits2 Ontario $870 Education Initiatives3 $2,032 Transit and Transportation Initiatives4 $11.5 Protect Billion $3,215 Initiatives to Support Vulnerable Populations5 in Measures $4,719 Energy Initiatives6 1 Includes provincial contributions to the National Housing Strategy; providing Harmonized Sales Tax (HST) relief for first-time home buyers on qualifying new homes. 2 Includes the Ontario Child Benefit (OCB) indexed to inflation and program growth; Ontario’s contribution to the Canada-wide Early Learning and Child Care Agreement; the Childcare Access and Relief from Expenses (CARE) Tax Credit; and the Ontario Fertility Treatment Tax Credit (OFTTC). 3 Includes a tuition fee freeze for postsecondary students and its extension. 4 Includes eliminating and refunding fees from licence plate renewal and vehicle validation tags; cancelling fee increases; simplifying motor home recreational vehicle licence requirements; removing double fares for participating municipal transit systems (Fare and Service Integration); removing tolls on Highways 407 East, 412 and 418; and permanently keeping provincial Gasoline Tax and Fuel Tax rates at 9 cents per litre. 5 Includes the cumulative total of annual increases to the Ontario Disability Support Program (ODSP) core allowances and increasedearnings exemptions for persons with disabilities; Guaranteed Annual Income System (GAINS) program expansionand benefit indexation; the Low-income Individuals and Families Tax (LIFT) Credit and its enhancement; the Ontario Seniors Care at Home Tax Credit; the Ontario SeniorsDental Care Program; OHIP+ and the Ontario Drug Benefit (ODB) Program reform for children and youth without a private plan; expanding the Home and Vehicle Modification Program; expanding the Assistive Devices Program for Continuous Glucose Monitoring; the Shelters and Homelessness Operating Support component of the Toronto New Deal and Ottawa New Deal; the Homelessness Prevention Program and Indigenous Supportive Housing Program; and the Ontario Drug Benefit Seniors Co-Payment Program. 6 Includes cancelling the cap-and-trade carbon tax; the residential component of the Ontario Electricity Rebate (OER); the residential component of the Comprehensive Electricity Plan (CEP); and ongoing funding for the Ontario Electricity Support Program (OESP). Notes: Numbers may not add due to rounding. Impacts on families and individuals will vary significantly since programs have different eligibility criteria. Source: Ontario Ministry of Finance.

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Providing Harmonized Sales Tax Relief for First-Time Home Buyers on New Homes

In the 2025 Budget, the government called on the federal government to introduce further measures to address housing affordability. Ontario is pleased to see the federal government take steps to provide relief for first-time home buyers by proposing to eliminate the federal portion of the Harmonized Sales Tax (HST) on qualifying newly built or substantially renovated homes.

Based on what the federal government proposed on May 27, 2025, Ontario is taking steps to temporarily remove the full 8 per cent provincial portion of the HST for first-time home buyers on qualifying new homes. This relief would mirror the proposed federal Goods and Services Tax/Harmonized Sales Tax (GST/HST) First-Time Home Buyers Rebate. Ontario will work with the federal government to implement a new provincial rebate subject to passage of federal legislation that would bring the federal rebate into force.

The new Ontario rebate would remove the provincial portion of the HST for first-time home buyers on new homes valued up to $1 million, with the amount of relief reduced for higher-valued new homes. The proposed new federal and provincial rebates combined would remove the full 13 per cent HST for first-time home buyers on qualifying new homes in Ontario.

To qualify for the new Ontario rebate, the purchaser must be acquiring the new home for use as their primary place of residence. The province will work with the federal government to propose that Ontario’s new rebate be available for agreements of purchase and sale entered into on or after May 27, 2025.

Ontario’s existing HST New Housing Rebate provides relief of up to $24,000 and would continue to be available for all other eligible purchasers. This includes purchasers who are not first-time home buyers and purchasers of higher-valued properties that do not qualify for the new rebate.

For a new home valued at $1 million, a first-time home buyer would benefit from $80,000 in combined provincial tax relief as a result of the new and existing Ontario rebates.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

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Permanently Reducing Gasoline Tax and Fuel Tax Rates

To provide ongoing relief to households and businesses in Ontario, the government has permanently cut the Gasoline Tax rate by 5.7 cents per litre and the Fuel (diesel) Tax rate by 5.3 cents per litre.

This measure has already delivered $1.7 billion in gas tax and fuel tax relief to families and individuals since it was first introduced on a temporary basis on July 1, 2022. These cuts are now permanent, effective July 1, 2025, saving households, on average, about $115 per year going forward.

Removing Municipal Speed Cameras to Protect Taxpayers

The Ontario government has introduced legislation that, if passed, would ban the use of municipal automated speed enforcement cameras across the province, ensuring they are no longer used as a source of revenue. To support continued road safety, the province will, instead, establish a new provincial fund to help affected municipalities implement alternative transportation safety measures, including proactive traffic-calming initiatives like speed bumps, roundabouts, raised crosswalks and curb extensions, as well as public education and improved signage, to help slow down drivers. These measures are proactive and proven ways to slow down traffic.

To further support driver awareness in school zones, the province will also introduce requirements for municipalities to install larger and more visible signs in school zones where automated speed enforcement cameras are currently in place.

Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Removing Highway 407 East Tolls

Effective June 1, 2025, the government permanently removed tolls from the provincially owned Highway 407 East — saving drivers approximately $94 million annually. This initiative will reduce the cost of travel while increasing convenience and choice, and it is expected to save daily commuters an estimated $7,200 annually.

This is in addition to a number of other measures the government has implemented to put money back in drivers’ pockets, including eliminating licence plate renewal fees, removing tolls on Highway 412 and Highway 418, freezing fees for driver’s licences and Ontario Photo Cards, and permanently cutting gasoline and fuel tax rates.

Helping Transit Users Save with One Fare

Ontario’s One Fare program, launched on February 26, 2024, lets transit customers transfer free between the Toronto Transit Commission (TTC) and GO Transit, Brampton Transit, Durham Region Transit, MiWay (Mississauga), Peel TransHelp, and York Region Transit.

One Fare is making cross-boundary travel more affordable and convenient for all transit customers, including students, seniors, and low-income riders, by providing the customer with a free transfer between the TTC and six connecting transit systems.

By eliminating double fares on participating transit systems throughout the Greater Golden Horseshoe through One Fare, the government is saving the daily transit user an average of $1,600 each year. In its first year, the program facilitated over 38 million transfers and resulted in an estimated $123 million in customer savings.

Saving on Electricity Costs

The Ontario Electricity Rebate (OER) continues to ensure electricity bills remain affordable, stable and predictable by providing rate relief for eligible households, small businesses and farms. Through the OER, the government has invested about $2 billion annually, on average, in recent years to keep residential, small business and farm electricity bills low and stable. The government also provides targeted electricity bill relief for eligible low-income households and on-reserve First Nation consumers, as well as eligible rural or remote customers.

The government is also helping families and businesses save money and reduce energy demand by investing $10.9 billion over 12 years in energy efficiency programs, the largest investment in energy efficiency in Canadian history.

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Delivering the $200 Ontario Taxpayer Rebate

Last year, in the 2024 Ontario Economic Outlook and Fiscal Review, the government announced that it would provide a $200 taxpayer rebate to each eligible adult and $200 for each eligible child under 18. The government has provided about $3 billion in timely support to almost 15 million eligible people in Ontario. Providing these rebates helped deliver on the government’s commitment to make life more affordable, especially in these times of economic uncertainty. Ontario continues to work to ensure all eligible families receive their taxpayer rebates.

Increasing the Minimum Wage for Workers

As of October 1, 2025, Ontario increased the province’s minimum wage from $17.20 to $17.60 per hour, benefiting over 800,000 workers. This increase, tied to the Ontario Consumer Price Index, reflects the province’s commitment to supporting workers while keeping Ontario competitive in the face of U.S. tariffs.

Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Maintaining an Effective Property Assessment and Taxation System

The government has received feedback from a broad range of stakeholders, including residential and business property owners, their organizations, municipalities, and the professional property tax and assessment sector, on approaches that could make the property assessment and taxation system more effective. This feedback has informed the implementation of recent initiatives that advance the principles of fairness, business competitiveness, and modernized administration tools.

The review has already resulted in the implementation of several measures, including:

•	Affordable Rental Housing — Municipalities now have the authority to reduce municipal tax rates on affordable rental housing beginning in 2026.

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Student Housing — Legislative amendments have been implemented that ensure consistent property tax treatment for university-operated student housing. In addition, the government continues to review options to support student housing solutions at Ontario universities.

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Information Sharing — Municipalities can now use Municipal Property Assessment Corporation (MPAC) data more broadly to strengthen planning, and MPAC now has the authority to deliver property assessment notices digitally.

The government continues to consider additional initiatives to ensure the property assessment and taxation system is working effectively for Ontario businesses and families.

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Protect Ontario’s Borders and Communities

The government is protecting Ontario communities from growing economic threats by continuing to implement initiatives to enhance border security, keep dangerous criminals off the streets and protect the province’s communities. These efforts include fighting illegal border crossings and cross-border trade in guns and drugs, as well as keeping criminals behind bars.

Ontario continues to take deliberate steps to create a modern, stable justice system and increase its capacity by making targeted, multi-ministry investments across all areas of the justice sector, including community safety and policing, courts and correctional services.

Protecting Ontario’s Borders

The government is continuing to enhance security at all points of entry, including land and water. This includes combatting activities such as the smuggling of illegal guns, and dangerous and illicit drugs, as well as preventing illegal border crossings into Ontario from the United States.

In January 2025, Ontario launched Operation Deterrence, the government’s framework for enhanced security at the border and tackling criminal activity harming communities on both sides of the border. The strategy was developed through joint efforts by multiple provincial ministries and the Ontario Provincial Police (OPP), along with federal, First Nation, municipal and U.S. partners.

Since Operation Deterrence was launched in January 2025, there have been more than 73,000 hours of patrols in key border areas, over 5,000 hours of aviation patrols, more than 60,000 vehicle inspections, resulting in over a thousand charges, and the seizure of firearms, drugs, stolen vehicles, as well as stopping illegal border-crossing attempts and combatting human trafficking. The government is investing $113 million over the next three years to continue to support enforcement efforts to help keep Ontario’s borders secure.

Operation Deterrence unites the full range of provincial resources under an innovative strategy, above and beyond existing and ongoing measures, to protect Ontario–U.S. borders and combat cross-border illegal activities, ensuring the safety, sovereignty, and economic prosperity of the people of Ontario.

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Fighting Crime with the Expanded Joint Air Support Unit

Ensuring police services have the resources to respond to major incidents and urgent situations is a priority for the government. As announced in the 2025 Budget, Ontario is investing $57 million for two new H-135 helicopters to support the Niagara Regional Police Service and the Windsor Police Service with increased patrols, security and enforcement at key entry points at the U.S. border.

This additional investment builds on the government’s 2024 announcement to provide $134 million for five police helicopters for use in the Greater Toronto Area (GTA) and Ottawa, bringing the total number of Joint Air Support Unit helicopters to seven. Equipped with the latest technology, the helicopters will help protect Ontario’s borders and keep highways and roadways safe from violent carjackings, auto theft, street racing and impaired driving.

Combatting and Preventing Auto Theft

Auto theft remains a serious problem impacting communities across Ontario, which is why the government is collaborating with municipalities and the federal government, providing funding to police services and raising public awareness of auto theft prevention measures.

Through the Preventing Auto Theft (PAT) Grant, the government continues to support police services in prevention and public awareness initiatives to combat auto theft. As previously announced, the PAT Grant is providing $18 million from 2023 to 2026 to 21 police services for projects that feature new and enhanced crime-fighting measures focused on prevention, detection, analysis and enforcement. This funding will support Ontario in combatting and preventing auto theft by targeting organized crime networks and ensuring that those responsible are brought to justice, to keep people and communities safe.

The government has introduced new legislation amending the Highway Traffic Act to give police the authority to search for and seize electronic devices that are intended to be used for vehicle theft. Once proclaimed, the change will provide law enforcement with stronger tools to keep keyless entry devices off the streets and out of the hands of would-be criminals.

In addition, the province is permanently establishing a dedicated Major Auto Theft Prosecution Response Team to focus on crime hotspots across Ontario, such as Ottawa, Toronto, Brampton, Newmarket, Durham, London and Windsor. The team will provide legal advice and prosecutorial support to police services and help dismantle organized crime networks, holding offenders accountable and cracking down on carjackings and home invasions.

These measures will support law enforcement in safeguarding the streets and make it easier to stop car thieves in their tracks.

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Fighting Guns, Gangs and Violence

Gang violence puts the lives of the people of Ontario at risk. A number of criminal offences are consistently linked to gang activity, including property offences, drug trafficking and importation, fraud, money laundering, robberies, assaults with weapons, homicides, auto theft, and human trafficking.

This is why the government is continuing its partnership with the federal government, which is providing Ontario with $121 million from 2023 to 2028 to fight gun and gang violence. This funding provides resources to prosecutors, the OPP, municipal and First Nation police services, community organizations and school boards across the province to conduct investigations and undertake measures focused on preventing, monitoring, and fighting gun- and gang-related violence and organized crime, as well as assisting victims and survivors of sexual assault, domestic violence, and human trafficking.

This funding is helping keep people safe and criminals off the street. For example, since 2019–20, Ontario’s Guns, Gangs and Violence Reduction Strategy resulted in seizures of over 1,000 firearms, more than 2,800 vehicles and $25 million in currency, yielding over 20,000 charges.

Keeping Violent, Repeat Offenders Behind Bars

Ontario is taking decisive action to protect communities, support victims of crime and keep communities safe by making investments to prevent repeat and violent offenders from committing serious crimes while out on bail.

Through the Bail Compliance and Warrant Apprehension (BCWA) Grant program, the government continues to support police services in ensuring that high-risk and repeat violent offenders comply with their bail conditions. As previously announced, the BCWA Grant will provide $8.3 million in 2025–26 to police services to support dedicated bail compliance and warrant apprehension teams to monitor high-risk individuals. In addition, the province is providing new technology to police services, as part of a provincewide bail compliance monitoring system.

By giving police the tools they need to track and arrest offenders who violate their bail conditions, the government is helping to ensure Ontario is one of the safest jurisdictions in Canada.

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Getting Tough on Crime to Protect Communities from Criminals

The government is improving public safety by getting tough on crime and putting violent, repeat offenders behind bars. Recent legislative amendments will strengthen the courts’ ability to deal with serious crimes by streamlining the judicial selection process and allocating additional judges to the Ontario Court of Justice, as well as creating dedicated prosecution teams for serious crimes.

These changes include a new pool-based recommendation process for judicial positions that would allow the government to speed up appointments to the Ontario Court of Justice. These changes also require the Judicial Appointments Advisory Committee to consider criteria set out by the Attorney General of Ontario when reviewing and evaluating judicial candidates.

As announced previously, up to 52 additional judges have been allocated over the past two years, to ensure that the Ontario Court of Justice can keep pace with a growing number of complex cases and address the existing backlog of criminal cases.

In addition, the government will strengthen its ability to prosecute serious crimes, including through the introduction of a new cybercrime and cryptocurrency prosecution team that will support police investigations and prosecute major cybercrime cases.

Specialized prosecution teams will hold offenders accountable, while stronger and more efficient courts will support victims of crime and keep communities safe.

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Training More Police Officers to Protect Communities

There is a growing need for police officers across the province. This is why the government is increasing enrolment in the Basic Constable Training (BCT) program. The BCT program is now able to accommodate an additional 80 recruits per year for a total of 2,080 annually, with priority being given to small, medium-sized, and First Nation police services. The government is also providing $8.8 million in 2025–26 to support a one-time additional intake of up to 300 recruits in the BCT program.

By expanding the BCT program, the government underscores its commitment to strengthening public safety through the development of a highly trained and responsive police service.

Modernizing Police Training Facilities

As announced in the 2025 Ontario Budget, to ensure that police officers and new recruits have adequate training facilities, the government is committing $1 billion towards expanding and renovating the Ontario Police College in Aylmer and developing a new Ontario Provincial Police Academy in Orillia. These facilities will equip new recruits and existing police personnel with the skills needed to respond to the increasing complexity of contemporary policing and address urgent specialized training demands driven by rising crime rates.

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Supporting Police Services in First Nation Communities

The government is working with First Nation communities across the province to strengthen First Nation police services under the umbrella of the Community Safety and Policing Act, 2019 (CSPA) and to keep these communities safe and protected.

Through the CSPA and its regulations, the government has established a legislative framework that modernizes and improves Ontario’s approach to policing and community safety, including better oversight and accountability of the policing sector.

In December 2024, the government announced a $514 million investment to support the Nishnawbe Aski Police Service Board (NAPSB) as it became the first-ever First Nation police service to opt in to the provincial framework for policing under the CSPA. The funding will allow the NAPSB to increase its officer complement to over 500 officers that serve 34 First Nation communities in Ontario.

By joining the provincial framework for policing, the Nishnawbe Aski Police Service is also taking an important step forward towards providing culturally appropriate policing services, with the support of provincial legislation that will ensure adequate and effective policing service standards for remote and Northern communities.

Chapter 1: A Plan to Protect Ontario

Building More Capacity in Provincial Jails

The government is adding more beds to several adult correctional facilities, marking an important milestone in Ontario’s plan to ensure sufficient correctional capacity in both the short and long term.

To address immediate needs, the government has re-opened and repurposed the Regional Intermittent Centre at the Elgin-Middlesex Detention Centre in London, adding 110 new beds. Construction is also underway to renovate and repurpose the Toronto Intermittent Centre at the Toronto South Detention Centre, adding up to 320 new beds to accommodate minimum- and medium-risk inmates.

The government is also expanding existing facilities and building new ones to address longer-term needs, including:

•	Adding 91 new beds at the Quinte Detention Centre, bringing the institution’s capacity to over 300 beds;

•	Building a new Brockville Correctional Complex with 250 beds;

•	Adding 25 new beds to accommodate a women’s treatment unit at St. Lawrence Valley Correctional and Treatment Centre; and

•	Constructing the new Eastern Ontario Correctional Complex, which will result in 235 beds.

The government is working to identify further medium- and long-term opportunities to increase correctional capacity. This will help frontline staff to do their jobs safely and effectively and keep violent and repeat offenders off the streets.

Increasing correctional capacity will be supported by hiring additional correctional staff, which would include nurses, correctional officers, and support staff. The government will never choose to let a violent offender walk free due to capacity.

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Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Protecting the Health and Safety of Firefighters

The government is committed to keeping communities safe and supporting the province’s firefighters. Firefighters are more likely to experience health problems because of exposure to hazardous chemicals. To keep first responders and Ontario’s communities safe, fire departments need resources to ensure they have the right infrastructure and protective equipment.

This is why the government has increased funding for the Fire Protection Grant in 2025–26 from $10 million to $20 million. This application-based grant will help municipal fire departments expand cancer prevention initiatives, improve responses to lithium-ion battery-related incidents and support upgrades such as enhanced broadband and internet connectivity.

The Fire Protection Grant will support firefighters on the front lines by giving them the tools to protect themselves and do their jobs effectively.

Recognizing Service in Policing

To support Ontario’s commitment to public safety, the government is establishing the Distinct Long Service and Good Conduct Medal program. The program will formally recognize police officers and civilians from municipal police services, First Nation police services and the Ontario Provincial Police (OPP), and contribute to recruitment and retention efforts.

Ontario is also introducing the Distinguished Service Medal for Law Enforcement Service Animals to recognize the contributions of police dogs and horses in maintaining public safety across the province. Law enforcement service animals perform high-risk and specialized duties, including narcotics and explosives detection, suspect tracking, missing persons searches and crowd control. This program will formally acknowledge their service and reinforce Ontario’s commitment to recognizing all members of the law enforcement community.

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Supporting Investigations with Advanced DNA Technology

The government is committed to ensuring police services across Ontario have access to advanced tools that protect communities and deliver justice. Investigative Genetic Genealogy (IGG) is a powerful DNA-based method that helps solve crimes and locate missing persons.

The government is exploring opportunities to make IGG testing more accessible across the province, helping investigators solve cold cases, prevent future harm, and provide families with the answers they deserve.

Strengthening Supports to Combat Hate

As announced in the 2025 Ontario Budget, the government is investing $12.8 million in 2025–26 to continue the Anti-Hate Security and Prevention Grant to help address the rise of hate incidents and keep communities safe across the province. This will aid faith-based and cultural organizations in implementing measures to help ensure their community spaces remain safe and secure for everyone in Ontario, regardless of their background, religion or culture. Grant funding can be used for measures such as hiring security staff, surveillance cameras, security assessments, cybersecurity and building repairs.

Protecting Ontario from Human Trafficking

In May 2025, Ontario renewed its Anti-Human Trafficking Strategy for 2025 to 2030, building on the province’s existing investment of over $345 million to reduce trafficking and support survivors. Since its launch in 2020, the Anti-Human Trafficking Strategy has trained approximately 1,100 frontline workers and helped tens of thousands of survivors, as well as children who have experienced trafficking or were at-risk of being trafficked. The renewed plan continues to strengthen collaboration across government to enhance initiatives that support survivors and to hold offenders accountable.

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Advancing Anti-Money Laundering Efforts Through a Beneficial Ownership Registry

The government is committed to keeping the people of Ontario safe by helping to prevent criminals from laundering money and committing associated criminal activities, while also protecting Ontario businesses and strengthening the province’s economic competitiveness.

In the 2025 Ontario Budget, the government committed to hold consultations with key partners to inform the establishment of a Beneficial Ownership Registry. Consultations held with law enforcement partners, regulators and business organizations over the past months have reinforced support to establish a registry that minimizes burden, protects individual privacy, and aligns with federal practices.

Building on this advice, Ontario is moving forward to implement a Beneficial Ownership Registry as part of the government’s commitment to develop a provincial strategy to combat money laundering.

A registry would build on existing measures that require privately held business corporations to collect and maintain beneficial ownership information, serving as an important tool to support law enforcement, regulatory bodies and tax authorities. Ontario will work to implement a Beneficial Ownership Registry in 2027.

Ontario’s proposed approach aligns with efforts underway in other provinces and at the federal level and would contribute to a coordinated national framework that strengthens Canada’s overall economic security and resilience against financial crime.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

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Protect Ontario’s Public Services

Protecting Ontario’s economy allows the government to continue to invest in health care, education, and other critical services. Against a backdrop of threats against Ontario’s economy, which also threatens the world-class health care system Ontario families depend on, the government is continuing to invest in better delivery of services.

Ontario is putting people, communities and businesses first and ensuring that they will continue to thrive.

Advancing Ontario’s Primary Care Action Plan

Ontario continues to lead the country with unprecedented investments and rapid action to strengthen its primary care system. As part of Ontario’s $2.1 billion Primary Care Action Plan, the government has implemented a broad series of initiatives with the goal of connecting every person in Ontario to convenient ongoing primary care by 2029, including:

•

Creating and expanding over 130 primary care teams through a $235 million investment in 2025–26 to connect over 300,000 people in Ontario to ongoing primary care clinicians, some of whom have already begun accepting new patients.

•

Investing $300 million over four years to build up to 17 new and expanded community-based primary care teaching clinics that will combine direct patient care with hands-on learning for primary care learners, allowing up to 300,000 more people to be connected to ongoing primary care.

•

Investing more than $250 million to launch the next call for proposals to create and expand approximately 75 additional primary care teams that will connect 500,000 more people to a primary care clinician.

The province committed to connecting the 235,000 people that were on the Health Care Connect waitlist as of January 1, 2025, to a family doctor or primary care team by spring 2026. This waitlist has been reduced by half, with the province on track to hit its initial commitment next spring.

These investments are building a comprehensive primary care system that is convenient and connected — one that will ensure that every person in Ontario has access to high-quality care, closer to home.

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Training and Retaining Health Care Providers Across Ontario

The government is building a stronger and more resilient health care workforce throughout the province. Through the Ontario Learn and Stay Grant (OLSG), the government is supporting students with funding to cover the cost of tuition, books, and other direct educational expenses for eligible health-related programs.

Through the OLSG, the government is increasing the number of nurses, paramedics, and medical laboratory technologists in underserved and growing communities in Northern, Southwestern, and Eastern Ontario. Eligible students commit to working in the communities where they studied for a term of service after graduation. The government is continuing to invest in the program with an additional $261.7 million over three years. Since its launch in 2023–24, the OLSG has provided over $96 million in support to more than 8,200 students.

The government is continuing efforts to ensure more Ontario-trained doctors practise family medicine here at home in the communities that need them. As announced in the 2025 Ontario Budget, the government is investing $159.6 million over three years, beginning in 2026–27, to expand the OLSG to four cohorts of medical school students. The grant will cover direct educational costs, including tuition and fees, for those who commit to working in the community for a term as family physicians after completing residency anywhere in the province. In addition, the government is creating more opportunities for Ontario residents who started their medical education abroad to be able to complete their postgraduate training in Ontario.

Ontario Supporting Worker Mobility Across Canada

As part of the government’s plan to protect Ontario by building a more competitive and resilient economy, Ontario has introduced legislation to expand “As of Right” provisions for Canadian workers licensed and credentialed in other provinces and territories. Currently, “As of Right” rules allow nurses, physicians, respiratory therapists and medical laboratory technologists from other provinces and territories to work in Ontario for up to six months while they seek registration with their profession’s Ontario regulator. The government’s proposed changes would expand that list to 16 additional professions, improving access to care for Ontario patients and meeting urgent labour market demands across the province. The government is also taking the next step towards automatic recognition of physicians and nurses who are registered and in good standing in other provinces and territories, making it faster and easier for them to continue their practice in Ontario.

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Investing in Home and Community Care

Home and community care is a foundational part of Ontario’s health system, helping ensure people receive the right care in the right place. This is why the government is investing more than $1.1 billion over three years to support an 8 per cent increase in home care volumes in 2025–26 and to support the expansion and sustainability of the Hospital to Home (H2H) program. These investments are delivering real measurable improvements, including more consistency of care for patients, and a 94 per cent reduction in waitlisted patients for personal support services from 2022–23 to 2024–25. This investment also seeks to reduce the number of patients awaiting discharge to more appropriate care settings.

Enhancing Capacity for Services

As part of Your Health: A Plan for Connected and Convenient Care, the government is focused on improving health care by expanding access to more convenient care options closer to home, reducing wait times for key services, and growing the health care workforce to meet future needs. The government’s investments have increased home care services by 18 per cent over the past two years. The government is investing more than $982 million over three years to maintain and strengthen critical home care services. This investment will help ensure the system can continue to support more patients with increasingly complex needs, deliver high-quality care at home, and reduce pressures that hospitals are facing across the province.

Section B: Protect Ontario by Building the Most Competitive Economy in the G7

Strengthening the Hospital to Home Program

As part of Ontario’s commitment to transforming the home care system, the government has committed $3 billion over the last four years to stabilize the sector’s workforce and further expand services. Building on its commitment, the government is investing more than $170 million over three years to enhance and expand the H2H program. This program supports patients on their transition from hospital to home and has served about 7,900 patients in 2024–25.

With this funding, services will be maintained across the existing sites, and up to 18 new sites will be developed to enable the program to serve approximately 3,240 more patients beginning in 2025–26. Through this investment, more people in Ontario will receive safe, high-quality care at home, easing pressure on hospitals and emergency departments.

Investing in Hospital and Health Infrastructure

The government is investing approximately $56 billion over the next decade in health infrastructure, including over $43 billion in capital grants. This ambitious plan will support over 50 hospital projects and deliver approximately 3,000 new hospital beds to enhance access to quality care and build a connected, people-first health care system. See Table 1.2 for recent milestones.

Table 1.2

Investing in Hospital and Health Infrastructure

Northern

•

Timmins and District Hospital — New Emergency Department: The project will renovate and add over 27,000 square feet to the existing emergency department, expanding the new emergency department to up to four times its current size, better servicing families and patients in Northeastern Ontario.

•

Lake of the Woods District Hospital — Magnetic Resonance Imaging (MRI) Suite: In September 2025, the project became operational, providing ease of access to MRI services for residents and surrounding communities.

•

Centre de santé communautaire de Timmins — New Build: Construction was completed in October 2025. This newly created Francophone community health centre will provide and consolidate a full scope of community health programming, including primary care, health promotion and disease prevention, and medical student education.

continued...

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Table 1.2

Investing in Hospital and Health Infrastructure (continued)

Eastern

•

Pembroke Regional Hospital — Surgical Services and Central Sterile Reprocessing: Construction was completed in July 2025, increasing the operational capacity and providing timely access to vital surgical services.

•

St. Francis Memorial Hospital — Emergency Department Redevelopment: Construction began in March 2025 and is expected to be completed in March 2027. This project will expand, redesign, and improve emergency services for the community of Barry’s Bay.

•

The Ottawa Hospital — Civic Campus Redevelopment: The new hospital will have an increased number of single patient rooms and the most advanced trauma centre in Eastern Ontario and will provide highly specialized emergency and trauma services to treat complex injuries and illnesses.

Southwestern

•

Hamilton Health Sciences — West Lincoln Memorial Hospital Redevelopment: Construction was completed in September 2025. The project included building a new hospital on the property behind the existing facility to provide inpatient and outpatient services at an 80 per cent larger footprint than the current facility.

•	New Windsor-Essex Regional Hospital: The project will support a new state-of-the-art acute care hospital in Windsor and Essex County to add more hospital beds and expand services in the region.

Central

•

Trillium Health Partners — Redevelopment Project at the Mississauga Hospital Site: The construction contract was awarded in July 2025, and once completed, the 2.8-million-square-foot project will triple the size of the existing hospital and support over 950 beds in a state-of-the-art, 22-storey patient care tower.

•

Anishnawbe Health Toronto (AHT) — New Indigenous Community Health Centre: This new facility opened in June 2025, consolidating AHT’s programs onto a single site and improving clients’ access to services that reflect Indigenous spirituality, customs and traditions.

•

Brock Community Health Centre — New Build: The 19,000-square-foot community health centre facility was completed in April 2025 and is operational. The facility will increase access to primary care services and programs, as well as serve as a hub for health care organizations and service providers.

•

Scarborough Health Network — General Site Diagnostic Imaging Department: In February 2025, the new 36,000-square-foot diagnostic imaging department opened, providing patients with greater diagnostic imaging service access and capacity.

Source: Ontario Ministry of Health.

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Increasing Regional Capacity at Halton Healthcare Services

Building on its commitments to health infrastructure, the government is providing additional regional support through investments at Halton Healthcare Services to ensure people of all ages can connect to the care they need, where and when they need it. This investment will provide up to 123 beds within the next 18 to 24 months through renovation of existing space in the Oakville Trafalgar Memorial Hospital and Milton District Hospital to serve as a regional hub.

Expanding Diabetes Services in Durham Region

The Ontario government is expanding access to diabetes care in Durham Region by renovating and expanding the Charles H. Best Diabetes Centre in Whitby. This investment will help meet growing demand in Durham Region and will improve the quality of care for individuals and families living with Type 1 diabetes. The upgraded facility will feature more clinical space, private counselling rooms, and child-friendly areas, enabling the centre to serve more patients and deliver enhanced care in a welcoming environment. By increasing access to diabetes services, the government is helping reduce the risk of serious health complications and easing pressure on the broader health system.

Connecting More Families to Fertility Supports

The government is taking action to connect more families to fertility treatments by investing $250 million over three years, starting in 2025–26, to expand access to in vitro fertilization (IVF) under the Ontario Fertility Program (OFP). As part of the government’s plan to improve public services, the funding will support 25 new and expanded clinics, helping to triple the number of families who can benefit from publicly funded fertility treatment. In addition, the government has introduced a new refundable Ontario Fertility Treatment Tax Credit starting for the 2025 tax year.

The credit covers 25 per cent of eligible fertility treatment expenses up to $20,000, for a maximum credit of $5,000 per year. This tax credit builds on Ontario’s existing medical expense tax credit and offers financial relief for costs of goods and services provided entirely in Canada, including IVF, fertility medications, travel for treatment, and diagnostic testing.

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Expanding Homelessness and Addiction Recovery Treatment Hubs

The government is protecting the safety of children and families while improving access to recovery and treatment services. The Ontario legislature passed the Safer Streets, Stronger Communities Act, 2024 and the Community Care and Recovery Act, 2024. The government approved the transition of nine drug injection sites that are located within 200 metres of schools and licensed child care centres into Homelessness and Addiction Recovery Treatment (HART) Hubs. As of April 1, 2025, the nine drug injection sites, located in Toronto, Ottawa, Hamilton, Kitchener, Guelph, and Thunder Bay, were successfully transitioned and started operating as HART Hubs. Building on supports provided in 2024–25, this brings the government’s total investment to almost $550 million over four years to support 28 HART Hubs across the province.

HART Hubs reflect regional priorities by connecting people with complex needs to comprehensive treatment and preventative services. These include a range of services to meet local needs such as primary care, mental health services, addictions care and support, social services, and employment supports. HART Hubs will support treatment and recovery for thousands of people each year and add almost 900 supportive housing units to transition hundreds of people at risk of homelessness to more stable long-term supportive housing.

Through the 2025 Ontario Budget, the government also invested more than $303 million over three years to stabilize the community-based mental health and addictions services sector. This commitment will provide a 4 per cent increase in the sector’s base funding to support community-led and delivered mental health programs.

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Investing in Long-Term Care Homes

The government continues to make progress towards its commitment to build 58,000 new and upgraded beds to modern design standards across the province by 2028. As of October 2025, 148 long-term care homes are either open, under construction, or are approved to start construction. This includes:

•	44 homes completed, representing 2,871 new beds and 3,791 beds upgraded to modern design standards; and

•	104 homes under construction or approved to start construction, representing 10,305 new beds and 7,134 beds being upgraded to modern design standards.

The government has launched a new construction funding support program to ensure long-term care operators and builders have additional flexibility and support to continue Ontario’s historical level of construction. The 2025 Long-Term Care Home Capital Funding Program builds on previous time-limited supplemental funding increases to stimulate and sustain more construction starts of long-term care homes across Ontario. In total, the government enabled 104 long-term care homes to start construction between April 2022 and October 2025.

In addition, Ontario is bringing new tools to the long-term care sector to support financing the development of long-term care beds for projects with the support of the Building Ontario Fund. This includes financing support for the Rekai Centres at Cherry Place and four homes through Arch Corporation in Amherstburg, Lancaster, Prescott, and Tay Valley Township, resulting in close to 1,000 beds being redeveloped or added.

Chapter 1: A Plan to Protect Ontario

Supporting the Ontario Autism Program

As announced in the 2025 Ontario Budget, the government is increasing funding for the Ontario Autism Program by $175 million in 2025–26, bringing this year’s total funding to $779 million. The additional funding will help more children access core clinical services and further boost sector capacity, building on the work the government has done to support families of children and youth on the autism spectrum.

The Ontario Autism Program provides children and youth with access to supports such as applied behaviour analysis therapy, speech-language pathology, occupational therapy, mental health services, and equipment.

Investing in Schools and Child Care Spaces

The government is continuing to ensure growing communities are provided with modern learning spaces to help students achieve success. As announced in the 2025 Ontario Budget, Ontario is investing over $30 billion over the next 10 years, including approximately $23 billion in capital grants, to build new and redeveloped schools and child care spaces. This includes working closely with school boards to ensure infrastructure investments meet the needs of local communities and deliver value for Ontario taxpayers.

This investment includes approximately $2 billion for the 2025–26 school year to repair and maintain schools, which will support safe, healthy, accessible and supportive learning environments.

For the 2025–26 school year, 41 new schools and additions have opened, creating over 17,700 student spaces, including five French-language school projects.

Table 1.3

School Projects Opening for the 2025–26 School Year

Northern

•	An addition to H.M. Robbins Public Elementary School in Sault Ste. Marie, with 26 more student spaces and 64 more licensed child care spaces.

•	École élémentaire catholique Notre-Place in Sudbury, which serves 567 students and includes 88 licensed child care spaces.

continued…

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Table 1.3

School Projects Opening for the 2025–26 School Year (continued)

Eastern

•	An addition to École élémentaire catholique Saint-Viateur in Limoges, with 115 more student spaces.

•	École élémentaire publique Des Visionnaires in Ottawa, which serves 475 students and includes 49 licensed child care spaces.

•	Riverside South Public Secondary School in Ottawa, which serves 1,516 students and includes 39 licensed child care spaces.

•	An addition to Murray Centennial Public Elementary School in Trenton, with 170 more student spaces.

Southwestern

•	A new joint Catholic and public elementary school in Caledonia, which serves 746 students and includes 49 licensed child care spaces.

•	An addition to Errol Village Public Elementary School in Camlachie, with 46 more student spaces and 49 more licensed child care spaces.

•	Grand River Public School in Fergus, which serves 328 students.

•	St. Patrick Catholic Elementary School in Kitchener, which serves 527 students and includes 88 licensed child care spaces.

•	Northwest Public Elementary School in London, which serves 802 students and includes 88 licensed child care spaces.

•	Thundering Heights Elementary School in Niagara Falls, which serves 608 students and includes 49 licensed child care spaces.

Central

•	Dr. G.W. Williams Secondary School in Aurora, which serves 1,212 students.

•	Red Cedar Public School in Brampton, which serves 850 students and includes 73 licensed child care spaces.

•	Horseshoe Heights Public School in Oro-Medonte, which serves 570 students.

•	Josiah Henson Public School in Pickering, which serves 634 students and includes 73 licensed child care spaces.

•	Spring Lakes Public School in Stouffville, which serves 638 students.

•	Bloor Collegiate Institute in Toronto, which serves 924 students.

Source: Ontario Ministry of Education.

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Table 1.4

Continuing to Get Shovels in the Ground to Build More Schools

Northern

•

A new joint French and English junior kindergarten to Grade 12 public school in Blind River, which will serve 72 French-language students, 381 English-language students and include 64 licensed child care spaces.

•	A new English public elementary and secondary school in Rainy River, which will serve 311 students and include 39 licensed child care spaces.

•	A new English public elementary school in Savant Lake, which will serve 95 students.

Eastern

•	An addition to Notre Dame Catholic High School in Carleton Place, with 230 student spaces.

•	An addition to Monsignor J.J. O’Neill Catholic School in Greater Napanee, with 331 student spaces and 49 licensed child care spaces.

•	A new English Catholic elementary school in Loyalist, which will serve 518 students and include 49 licensed child care spaces.

•	A new French public elementary school in Ottawa, which will serve 475 students and include 49 licensed child care spaces.

Southwestern

•	A new English joint public and Catholic elementary school in Cambridge, which will serve 873 students and include 72 licensed child care spaces.

•	A new French public elementary school in Hamilton, which will serve 271 students and include 49 licensed child care spaces.

•	A new English Catholic secondary school in Kitchener, which will serve 1,400 students.

•	A new English public elementary school in Woodstock, which will serve 856 students and include 88 licensed child care spaces.

Central

•	A new English public elementary school in East Gwillimbury, which will serve 638 students and include 48 licensed child care spaces.

•	A new English public secondary school in Oshawa, which will serve 1,387 students.

•	A new English Catholic secondary school in Toronto, which will serve 1,300 students.

•	A new English Catholic elementary school in Toronto, which will serve 600 students and include 88 licensed child care spaces.

Source: Ontario Ministry of Education.

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Preferred Provider Networks

Providing Affordable Access to Care Through Any Willing Provider Legislation

Following the 2025 Ontario Budget, the government has consulted broadly on policy options for Preferred Provider Networks (PPNs) in employer-sponsored drug benefit plans to enable plan members to access affordable medications and the quality of care that they need.

Building on its findings from two consultations, the government is introducing legislation that, if passed, would enable an Any Willing Provider framework, along with introducing a standardized, transparent process for patients to seek exemptions from PPNs where appropriate. The framework would enable any pharmacy willing to match a PPN’s financial terms to join, enabling expanded consumer choice and competition in the pharmacy sector, while maintaining cost-effective access to medications.

The government will continue to collaborate closely with all stakeholders and regulators on the implementation of the legislation.

Fair and Sustainable Federal Transfer System

Effective federal–provincial transfers are key to ensuring sustainable public services and building a stronger Ontario. The long-term pressures facing the health care system, education, and other services continue to be a significant challenge for Ontario. The federal government must address the current funding gap for the Canada-wide Early Learning and Child Care program to ensure long-term sustainability of affordable child care. Additionally, Ontario calls on the federal government to make permanent the temporary 5 per cent minimum growth rate guarantee in the Canada Health Transfer. The province will continue to call on the federal government for funding to support the Roadmap to Wellness.

With the first Investing in Canada Infrastructure Program having been fully allocated more than two years ago, Ontario continues to join all provinces and territories to call on the federal government for new, long-term, predictable infrastructure funding to support the unique needs of each jurisdiction, without complex and onerous conditions. This funding must be separate from infrastructure funding used to support nation-building and defence commitments.

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Public Services Delivered More Efficiently

The public expects its services to be efficient, effective and relevant. Delivering on the government’s plan requires government operations to become increasingly responsive, agile and focused on outcomes that benefit people and businesses.

The Ontario Public Service (OPS) has a track record of transforming operations to drive excellence through lean practices and initiatives to eliminate unnecessary bureaucracy and red tape. There are opportunities to further innovate to set the foundation for long-term stability, resilience and prosperity.

Ensuring the efficient delivery of public services is also an important component of the government’s plan to manage the province’s finances in a fiscally responsible and prudent manner. Overall, this approach will ensure the government is able to continue to invest in the priorities of the people of Ontario, by improving services and making life more affordable, and making Ontario the most competitive place in the G7 to invest, create jobs, and do business.

Containing Costs and Improving Service Delivery by Implementing Modern Solutions

The OPS is exploring and applying new ways to responsibly harness technology and modern solutions, including artificial intelligence, to improve efficiency and consistency in service delivery. This will help to save time, streamline government operations, and make the best use of resources. Ultimately, key public services will involve fewer steps that take less time for businesses and the public.

The government is already moving forward with multiple, large-scale initiatives that will make the work of government more effective and efficient as it strives to protect Ontario. Examples include:

•	Conservation Authorities Effectiveness: Enhancing the effectiveness of conservation authorities, which will speed up critical infrastructure and housing development while safeguarding the environment.

•

Permitting Process Reform: The One Project, One Process approach will get shovels in the ground faster by establishing dedicated project management support for designated projects to coordinate the application, review, Indigenous consultation and decision-making processes for mining projects.

•	“Leaning Out” Capital Approvals for government projects.

By embracing positive change and continuing to improve how Ontario delivers services, the government will moderate the growth of the public service while strengthening its ability to serve and protect communities across the province.

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Improving Service Delivery by Empowering Ontario Public Service Staff

Building on the successful implementation of Lean Methodology, the government is implementing a new effort to crowdsource ideas from frontline public servants, which will provide a continuous stream of opportunities to improve services by removing duplication and needless steps, ensuring that resources are targeted and reinvested into the priorities that matter most. The ideas generated by these public servants, who live and work in communities across the province, will help create positive change and improve how public services are delivered.

By empowering frontline employees to provide advice that could help redesign and reimagine how government works, the foundation is being laid for a public service that is future-ready, resilient, and relentlessly focused on delivering better outcomes for the people of Ontario.

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Modernizing Ontario’s Alcohol Marketplace

The Ontario government has delivered on its commitment to increase choice and convenience for Ontario consumers through the largest expansion of Ontario’s alcohol marketplace since the end of Prohibition, almost 100 years ago.

Today, customers across Ontario can shop in over 6,300 licensed convenience and grocery stores, providing Ontario’s beverage alcohol producers with new opportunities to expand their product offering and allowing consumers to shop more conveniently.

Beginning in 2026, the Liquor Control Board of Ontario (LCBO) will become the exclusive wholesaler for all retailers, bars and restaurants selling alcohol. The LCBO will also continue to offer its retail consumers a wide array of domestic and imported products.

A new alcohol wholesale pricing model will be in place in 2026. This will help streamline and simplify the wholesale pricing system providing a level playing field for all market participants, which will help foster a more dynamic, vibrant and competitive alcohol marketplace.

As part of the effort to facilitate an open marketplace that maximizes opportunities for choice and competition, the government has directed the LCBO to develop a fully open listing process for domestic and imported products that enables retailers and producers to bring new products to the market in a timely manner. The process will allow these products full access to the LCBO’s retail catalogue and will be implemented by July 1, 2026.

The government has also directed the LCBO to review all distribution policies to help foster a more efficient marketplace. This includes exploring changes to the distribution framework to enable retailers to leverage more third-party distributors to deliver alcohol in more efficient ways. This would allow Ontario businesses to benefit from a more dynamic and responsive distribution system — one that better aligns with the needs of businesses in the marketplace and more effectively meets evolving consumer demand.

In addition, the government is working on enhancing the LCBO Direct Delivery Program for producers of 100 per cent Ontario non-VQA wine, helping Ontario’s wine industry to grow and thrive in the new marketplace. The government will also consider if enhancements could be extended to other alcohol product categories.

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New Opportunities and Successes in the Modernized Alcohol Marketplace

In the last year:

•	Sales of Ontario products have increased by approximately 33 per cent.[1]

•	Sales of local craft products have increased by approximately 50 per cent.[1]

•	VQA wine sales have experienced an increase of approximately 79 per cent.[1]

•	Overall sales in convenience stores have risen by an average of 12 per cent, driven by increased foot traffic — with peaks reaching up to 33 per cent during long weekends.[2]

[1]	April 1 to August 16, 2025 compared to April 1 to August 17, 2024 sales data from the Liquor Control Board of Ontario.

[2]	According to a member survey conducted by the Convenience Industry Council of Canada.

As stated in the 2025 Ontario Budget, the government continues to explore a progressive alcohol tax and mark-up system and remains committed to continuing to promote and prioritize small producers, including Ontario-made products.

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Commemorating the 50th Anniversary of the Franco–Ontarian Flag

For 50 years, the Franco–Ontarian flag has flown as a proud symbol of identity, resilience, and cultural vitality across the province. As announced in September 2025, Ontario is proud to celebrate this milestone with the Francophone community and invest an additional $1 million this year. The funding will support events that recognize the unique contribution of Francophones to Ontario and promote their cultural and economic growth.

Ontario will continue to support initiatives that enable access to high-quality French-language services, foster economic development, and promote the language and culture both at home and abroad. This includes modernizing the delivery of French-language health services, investments in Francophone entrepreneurship and efforts to strengthen partnerships with other Francophone jurisdictions.

Supporting Access to State-of-the-Art, French-Language Recreation

Ontario is investing over $15.7 million to protect jobs and support the construction of a new recreation centre for Mouvement d’implication francophone d’Orléans (MIFO) — a not-for-profit Francophone artistic, cultural and community organization.

The expanded infrastructure and inclusive amenities will also enable MIFO to introduce new services such as specialized camps, accessible fitness programs and community events, strengthening its role as a vibrant hub for the Francophone community in Orléans.

Expanding French-Language Postsecondary Education in the North

As announced in July 2025, the Ontario government is investing $10.8 million to re-launch French-language courses at the Université de Sudbury, in partnership with the University of Ottawa. This investment will expand access to high-quality French-language postsecondary education in Northern Ontario, helping more Francophone students acquire the skills they need for good-paying, in-demand jobs and meeting the needs of Ontario’s workforce. At its Sudbury campus, the Université de Sudbury will offer programs in health sciences, management and commerce, social sciences, and arts in partnership with the University of Ottawa.

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Chapter 2 Economic Performance and Outlook

Chapter 2: Economic Performance and Outlook

Introduction

Ontario’s economy has been resilient, but it is also being negatively impacted by U.S. trade policy and accompanying uncertainty. Following a strong start to the year, Ontario’s real gross domestic product (GDP) declined in the second quarter of 2025 alongside the implementation of U.S. tariffs.

Ontario’s real GDP growth is projected to decelerate from 1.4 per cent in 2024 to 0.8 per cent in 2025 and 0.9 per cent in 2026, in line with the projections at the time of the 2025 Ontario Budget. Real GDP growth is expected to pick up in subsequent years with projected increases of 1.8 per cent in 2027 and 1.9 per cent in 2028. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Table 2.1 Summary of Ontario’s Economic Outlook (Per Cent)

	2024	2025p	2026p	2027p	2028p
Real GDP Growth	1.4	0.8	0.9	1.8	1.9
Nominal GDP Growth	5.3	3.2	3.0	4.0	3.8
Employment Growth	1.7	0.9	0.4	0.8	1.0
CPI Inflation	2.4	1.9	2.0	2.0	2.0
p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025. Sources: Statistics Canada and Ontario Ministry of Finance.

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Revisions to the Outlook Since the 2025 Budget

The outlook has been revised compared to the projections in the 2025 Ontario Budget. Key changes since the 2025 Ontario Budget include the following:

•	Slightly stronger nominal GDP growth in 2025 due to an upward revision to projections for corporate profits;

•	Slightly lower real GDP growth in 2026 and 2027; and

•	Weaker housing resale market activity through the projection period.

Table 2.2

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2025 Budget Compared to the 2025 Ontario Economic Outlook and Fiscal Review (FES)

(Per Cent Change)

	2025p		2026p		2027p		2028p

	2025 Budget	2025 FES	2025 Budget	2025 FES	2025 Budget	2025 FES	2025 Budget	2025 FES
Real Gross Domestic Product	0.8	0.8	1.0	0.9	1.9	1.8	1.9	1.9
Nominal Gross Domestic Product	3.1	3.2	3.0	3.0	4.0	4.0	4.0	3.8
Compensation of Employees	3.7	3.7	3.2	2.7	3.6	3.4	3.8	3.7
Net Operating Surplus — Corporations	(3.0)	3.0	6.4	5.0	7.2	8.5	5.2	5.2
Nominal Household Consumption	3.5	3.8	3.1	3.1	3.7	3.6	3.8	3.6
Other Economic Indicators
Employment	0.9	0.9	0.4	0.4	0.9	0.8	0.9	1.0
Job Creation (000s)	73	70	33	35	74	66	75	83
Unemployment Rate (Per Cent)	7.6	7.8	7.3	7.6	6.6	7.0	6.2	6.5
Consumer Price Index	2.3	1.9	2.0	2.0	2.0	2.0	2.0	2.0
Housing Starts (000s)[1]	71.8	64.3	74.8	70.2	82.5	79.6	85.9	83.7
Home Resales	5.3	(8.0)	12.7	10.2	4.6	4.5	1.5	1.5
Home Resale Prices	(1.2)	(3.3)	2.6	2.8	3.8	2.8	4.0	4.0
Key External Variables
U.S. Real Gross Domestic Product	1.4	1.7	1.4	1.5	2.0	2.0	2.0	2.0
WTI Crude Oil ($US per Barrel)	69	66	69	63	74	66	75	69
Canadian Dollar (Cents US)	69.2	72.0	71.2	74.1	73.0	75.0	74.1	76.2
Three-Month Treasury Bill Rate (Per Cent)[2]	2.4	2.6	2.3	2.2	2.4	2.4	2.6	2.5
10-Year Government Bond Rate (Per Cent)[2]	3.1	3.2	3.2	3.3	3.4	3.4	3.5	3.4

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025.

[1]	Housing starts projection based on private-sector average as of September 12, 2025.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (March and September 2025); U.S. Energy Information Administration; and Ontario Ministry of Finance.

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Recent Economic Performance

Ontario’s real GDP declined by 0.6 per cent in the second quarter of 2025, following nine consecutive quarters of growth. The second quarter decline was driven by significantly lower exports, while business investment also declined. In contrast, in the first quarter of 2025, real GDP rose 0.6 per cent, which was due, in part, to pull-forward activity ahead of U.S. tariff implementation.

Despite the decline in headline GDP, Ontario’s real final domestic demand was resilient in the second quarter of 2025, rising by 0.5 per cent. Final domestic demand is an indicator of domestic economic activity, representing total final consumption expenditures and investment in fixed capital, while excluding trade. Final domestic demand in the second quarter was supported, in part, by higher household consumption.

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Ontario Labour Market

Employment in Ontario grew strongly between 2022 and 2024 and continued to grow into the first quarter of 2025, advancing by nearly 60,000. The employment gain in the first quarter was partially offset by a decline of 38,000 in the second quarter. Industries particularly impacted by the implementation of U.S. tariffs, such as manufacturing and transportation and warehousing, contributed to the second quarter employment decline. Overall, employment was essentially unchanged in the third quarter.

Unemployment has continued to rise across Canada in recent months. In Ontario, the unemployment rate averaged 7.8 per cent in the third quarter of 2025. Youth (aged 15 to 24) have been particularly affected. Since the beginning of 2024, Canada’s youth labour force has increased significantly, especially in Ontario, driven by strong underlying population growth. Between 2024Q1 and 2025Q3, Ontario’s youth employment rose by 3.4 per cent compared to 6.6 per cent labour force growth, while for the rest of Canada, youth employment edged down 0.1 per cent compared to 3.1 per cent labour force growth. The 3.4 per cent growth in youth employment in Ontario since early 2024 was among the strongest rates in any province.

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Consumer Price Inflation

Ontario Consumer Price Index (CPI) inflation was 1.7 per cent (year-over-year) in August 2025. Inflation has remained below 2 per cent since April 2025, when the federal consumer carbon tax was removed. Since April, lower energy prices have driven the headline CPI moderation. Inflation for food has outpaced overall CPI inflation in recent months, with food prices rising 3.6 per cent in August compared to a year ago.

Inflation excluding food and energy moderated to 2.2 per cent (year-over-year) in August 2025. Many CPI components have moderated so far this year, including shelter price inflation at 1.7 per cent in August, down from over 4 per cent at the beginning of the year.

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Economic Outlook

The Ontario Ministry of Finance regularly consults with private-sector economists while tracking their forecasts to inform the government’s planning assumptions.

Private-sector forecasters, on average, are projecting that Ontario’s real GDP will grow by 0.9 per cent in 2025, 1.0 per cent in 2026, 1.9 per cent in 2027 and 2.0 per cent in 2028. The Ontario Ministry of Finance’s real GDP projections are set slightly below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.3

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2025	2026	2027	2028
BMO Capital Markets (September)	0.9	1.1	–	–
Central 1 Credit Union (September)	0.5	0.9	1.7	–
CIBC Capital Markets (September)	1.0	1.3	2.1	–
The Conference Board of Canada (July)	1.2	1.4	2.4	2.6
Desjardins Group (September)	1.1	1.4	2.1	–
Laurentian Bank Securities (September)	0.8	1.2	1.5	–
National Bank of Canada (July)	1.0	0.9	–	–
Quantitative Economic Decisions, Inc. (September)	1.1	1.1	1.4	1.7
Royal Bank of Canada (September)	0.9	1.0	–	–
Scotiabank (September)	0.8	1.2	–	–
Stokes Economics (July)	0.9	1.2	2.1	1.8
TD Bank Group (June)	0.6	0.9	–	–
University of Toronto (September)	0.9	0.1	1.8	1.8
Private-Sector Survey Average	0.9	1.0	1.9	2.0
Ontario’s Planning Assumption	0.8	0.9	1.8	1.9

Sources: Ontario Ministry of Finance Survey of Forecasters (September 12, 2025) and Ontario Ministry of Finance.

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Private-sector forecasters, on average, are projecting that Ontario’s nominal GDP will grow by 3.3 per cent in 2025, 3.1 per cent in 2026, 4.1 per cent in 2027 and 3.9 per cent in 2028. The Ontario Ministry of Finance’s nominal GDP projections are set slightly below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.4

Private-Sector Forecasts for Ontario Nominal GDP Growth

(Per Cent)

	2025	2026	2027	2028
BMO Capital Markets (September)	3.4	3.1	–	–
Central 1 Credit Union (September)	2.6	3.0	4.2	–
CIBC Capital Markets (September)	3.4	2.9	4.5	–
The Conference Board of Canada (July)	3.8	3.4	4.6	4.4
Desjardins Group (September)	3.6	3.2	4.2	–
Laurentian Bank Securities (September)	3.6	3.4	3.9	–
National Bank of Canada (July)	3.5	2.9	–	–
Quantitative Economic Decisions, Inc. (September)	3.5	2.9	3.5	3.8
Royal Bank of Canada (September)	3.7	2.9	–	–
Scotiabank (September)	3.5	3.4	–	–
Stokes Economics (July)	2.6	3.5	4.0	3.6
TD Bank Group (June)	2.8	3.2	–	–
University of Toronto (September)	3.6	2.0	3.9	3.9
Private-Sector Survey Average	3.3	3.1	4.1	3.9
Ontario’s Planning Assumption	3.2	3.0	4.0	3.8

Sources: Ontario Ministry of Finance Survey of Forecasters (September 12, 2025) and Ontario Ministry of Finance.

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The Ontario Ministry of Finance is projecting that Ontario nominal GDP will rise by 3.2 per cent in 2025 as real GDP growth slows and GDP inflation moderates from recent highs. Nominal GDP growth is projected to slow further to 3.0 per cent in 2026 as GDP inflation returns to its long-run rate of close to 2 per cent. Nominal GDP growth is expected to strengthen to 4.0 per cent in 2027 and 3.8 per cent in 2028, reflecting stronger real GDP growth.

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Global Economic Environment

On April 2, 2025, the U.S. administration announced “reciprocal” tariffs on a large set of countries. Subsequently, on April 9, 2025, the administration announced that it was pausing these tariffs for 90 days on most affected countries. Over the following months, some jurisdictions such as the European Union, Japan and the United Kingdom negotiated trade deals with the United States while China and Mexico received a reprieve from higher tariffs. The United States increased tariffs on some of its imports from Canada, India and Brazil.

Increased trade tensions and tariffs in 2025 have led to much greater economic uncertainty and contributed to a weaker global economic outlook. While trade tensions and global measures of economic policy uncertainty have declined since April 2025, both remain elevated.

In its July World Economic Outlook Update, the International Monetary Fund (IMF) projects global growth to decelerate due to the impact of trade-related distortions. The IMF projects global real GDP growth to decline from 3.3 per cent in 2024 to 3.0 per cent in 2025 and 3.1 per cent in 2026. According to Blue Chip Economic Indicators released in September 2025, U.S. real GDP growth is projected to slow significantly from 2.8 per cent in 2024 to 1.7 per cent in 2025 and 1.5 per cent in 2026. Compared to projections at the time of the 2025 Ontario Budget, U.S. real GDP growth is now projected to be higher by 0.3 percentage points in 2025 and 0.1 percentage points in 2026. The upward revision in 2025 mainly reflects stronger personal consumption expenditures and investment. The IMF projects that Euro area real GDP growth will increase slightly from 0.9 per cent in 2024 to 1.0 per cent in 2025 and 1.2 per cent in 2026. China’s real GDP growth is expected to slow from 5.0 per cent in 2024 to 4.8 per cent in 2025 and 4.2 per cent in 2026.

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Most major central banks have been easing their monetary policy as price inflation has been on a moderating trend. However, these banks continue to face a difficult decision moving forward between lowering their policy interest rates to stimulate economic growth or undertake restrictive monetary policy in case inflationary pressures mount, resulting from retaliatory tariffs.

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Financial Markets and Other External Factors

Following aggressive monetary tightening from 2022 to mid-2023, the Bank of Canada began policy easing in June 2024 that was supported by a gradual moderation in wage pressures and a slowing in underlying inflation. The Bank lowered its key policy interest rate between June 2024 and March 2025, bringing its policy rate from a peak of 5.00 per cent to 2.75 per cent. After leaving the policy rate unchanged in the following three announcements, the Bank lowered its rate by a quarter point to 2.50 per cent in September 2025. In its September announcement, the Bank noted the adverse effects of heightened trade uncertainty and U.S. tariffs on the Canadian economy, as well as moderating inflation risk.

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The Government of Canada three-month treasury bill rate was 4.3 per cent in 2024 and is projected to decline to 2.6 per cent in 2025 and to 2.2 per cent in 2026, before averaging 2.5 per cent in 2027 and 2028. The Government of Canada 10-year bond rate was 3.4 per cent in 2024 and is expected to decline to 3.2 per cent in 2025 and then increase modestly to 3.3 per cent in 2026, before rising slightly to 3.4 per cent in both 2027 and 2028.

Energy prices are expected to decline over the projection horizon. The West Texas Intermediate (WTI) crude oil price is projected to decline from US$77 per barrel in 2024 to US$66 per barrel in 2025 and US$63 per barrel in 2026 before increasing gradually to US$66 and US$69 per barrel in 2027 and 2028, respectively. The Canadian dollar is projected to modestly decline from 73.0 cents US in 2024 to 72.0 cents US in 2025, before appreciating gradually over the projection period to 76.2 cents US in 2028.

Table 2.5

External Factors

	2024	2025p	2026p	2027p	2028p
World Real GDP Growth (Per Cent)	3.3	3.0	3.1	3.2	3.2
U.S. Real GDP Growth (Per Cent)	2.8	1.7	1.5	2.0	2.0
West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	77	66	63	66	69
Canadian Dollar (Cents US)	73.0	72.0	74.1	75.0	76.2
Three-Month Treasury Bill Rate[1] (Per Cent)	4.3	2.6	2.2	2.4	2.5
10-Year Government Bond Rate[1] (Per Cent)	3.4	3.2	3.3	3.4	3.4

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025.

[1]	Government of Canada interest rates.

Sources: International Monetary Fund, World Economic Outlook (April 2025 and July 2025 Update); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; Blue Chip Economic Indicators (March and September 2025); and Ontario Ministry of Finance.

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Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance projects real GDP to rise by 0.8 per cent in 2025, 0.9 per cent in 2026, 1.8 per cent in 2027 and 1.9 per cent in 2028. Nominal GDP is projected to grow by 3.2 per cent in 2025, 3.0 per cent in 2026, 4.0 per cent in 2027 and 3.8 per cent in 2028.

Table 2.6 Ontario’s Economic Outlook (Per Cent Change)

	2024	2025p	2026p	2027p	2028p
Real Gross Domestic Product	1.4	0.8	0.9	1.8	1.9
Nominal Gross Domestic Product	5.3	3.2	3.0	4.0	3.8
Compensation of Employees	5.7	3.7	2.7	3.4	3.7
Net Operating Surplus — Corporations	(0.9)	3.0	5.0	8.5	5.2
Nominal Household Consumption	5.0	3.8	3.1	3.6	3.6
Other Economic Indicators
Employment	1.7	0.9	0.4	0.8	1.0
Job Creation (000s)	140	70	35	66	83
Unemployment Rate (Per Cent)	7.0	7.8	7.6	7.0	6.5
Consumer Price Index	2.4	1.9	2.0	2.0	2.0
Housing Starts (000s)[1]	74.6	64.3	70.2	79.6	83.7
Home Resales	4.7	(8.0)	10.2	4.5	1.5
Home Resale Prices	(0.9)	(3.3)	2.8	2.8	4.0
Key External Variables
U.S. Real Gross Domestic Product	2.8	1.7	1.5	2.0	2.0
WTI Crude Oil ($US per Barrel)	77	66	63	66	69
Canadian Dollar (Cents US)	73.0	72.0	74.1	75.0	76.2
Three-Month Treasury Bill Rate (Per Cent)[2]	4.3	2.6	2.2	2.4	2.5
10-Year Government Bond Rate (Per Cent)[2]	3.4	3.2	3.3	3.4	3.4

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025.

[1]	Housing starts projection based on private-sector average as of September 12, 2025.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (March and September 2025); U.S. Energy Information Administration; and Ontario Ministry of Finance.

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Employment

Slowing economic activity and lower population growth due to changes in federal immigration policy are projected to contribute to a softening in Ontario labour market activity and easing employment growth.

Ontario employment increased by 140,000 or 1.7 per cent in 2024. Employment continued rising in the first quarter of 2025, increasing 0.7 per cent, but then declined by 0.5 per cent in the second quarter. Annual employment gains for 2025 are projected to be 70,000, or 0.9 per cent. Slow economic activity, as well as faster population growth relative to employment growth, is projected to contribute to a rise in the average unemployment rate in 2025 to 7.8 per cent, from 7.0 per cent in 2024.

Employment growth is projected to ease further in 2026 to 0.4 per cent as economic growth continues to be impacted by ongoing trade conflicts and the effect of the associated uncertainty on investment and hiring. Employment growth is projected to outpace population growth and rise to 0.8 per cent in 2027 and 1.0 per cent in 2028. Slowing population growth and rising economic growth is projected to result in a decrease in the unemployment rate to 7.6 per cent in 2026, 7.0 per cent in 2027 and 6.5 per cent in 2028.

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Consumer Price Index

Ontario’s inflationary pressures have broadly receded in recent months with Consumer Price Index (CPI) inflation below the Bank of Canada’s 2.0 per cent target. The elimination of the federal carbon tax in April 2025 has continued to exert downward pressure on the annual inflation rate.

For planning purposes, the Ontario Ministry of Finance is projecting Ontario CPI inflation to ease from 2.4 per cent in 2024 to 1.9 per cent in 2025 and return to the Bank’s 2.0 per cent inflation rate target over the medium-term projection horizon. The inflation outlook remains uncertain. Tariff-related cost pressures and ongoing supply chain disruptions could impact inflation, particularly if higher costs are passed through to consumer prices.

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Housing Market

Ontario’s housing market activity has remained slow so far in 2025. Economic uncertainty related to the disruption of Canada–U.S. trade relations has continued to weigh on market sentiment. Home resales have increased since April but remain below historical levels. Despite upward momentum in recent months, the average home resale price remains significantly below its 2022 peak.

Ontario home resales are projected to decline 8.0 per cent in 2025 before rebounding by 10.2 per cent in 2026, followed by increases of 4.5 per cent in 2027 and 1.5 per cent in 2028. The average home resale price is projected to decline 3.3 per cent in 2025 before rebounding by 2.8 per cent in 2026, followed by increases of 2.8 per cent in 2027 and 4.0 per cent in 2028.

Construction activity, particularly in condominiums, has slowed from the recent peak in 2023. This was partially offset by a pickup in the construction of purpose-built rental units responding to policy incentives. Private-sector forecasters continue to highlight the negative effects of tariff-related uncertainty and material cost increases on homebuilding. Accordingly, Ontario housing starts are projected to slow from 74,600 units in 2024 to 64,300 units in 2025 before reaching 70,200 units in 2026, 79,600 in 2027 and 83,700 in 2028.

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Risks to the Outlook

Globally, increased trade uncertainty and rising tariffs are likely to dampen global output via renewed disruptions to international supply chains. This could contribute to a pickup in inflation, which, in turn, could lead to higher policy interest rates. Tighter global financial conditions could result in higher borrowing costs and weaken domestic demand.

U.S. trade policy represents the most significant risk to Ontario’s economic outlook. Ontario’s significant trading relationships with the United States — the destination for over 77 per cent of Ontario’s merchandise exports — expose the economy to shifts in U.S. trade policy and related uncertainty. In addition to the potential immediate and direct impact on trade flows caused by shifts in U.S. trade policy, elevated business uncertainty and the risk of further tariffs could dampen business investment. This could lead to reduced construction and weaker investment in productivity-enhancing machinery and equipment.

On the upside, rising demand for new technologies, such as artificial intelligence, could support renewed business expansion and contribute to increasing productivity growth. As well, efforts to reduce and eliminate interprovincial trade barriers, coupled with federal plans to expedite development in key infrastructure projects, could help boost economic growth over the medium term.

An escalation of geopolitical tensions, particularly in the Middle East or Europe, could introduce new negative shocks to the global economy.

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Alternative Economic Scenarios

Due to heightened uncertainty around U.S. trade policies, the Ministry of Finance has developed scenarios to assess the potential impact from tariffs on Ontario’s economy over the projection period. As significant risks remain regarding the outcome of U.S. trade policies, these alternative scenarios should not be considered the best case or the worst case. Rather, they illustrate a broader range of possible alternative outcomes.

The Faster Growth Scenario assumes that most tariffs and countermeasures imposed by the United States on Canada are removed. Uncertainty surrounding Canada–U.S. trade relations is alleviated, supporting renewed business investment and consumer spending. The Slower Growth Scenario assumes 25 per cent U.S. tariffs on all Canadian goods throughout the projection period, including on sectors that are currently Canada–U.S.–Mexico Agreement (CUSMA)-exempt. These tariffs are not applied on top of tariffs in sectors already tariffed, such as steel, aluminum, and motor vehicles and parts sectors.

There is significant uncertainty around these scenarios. So far in 2025, Ontario’s exporters have shown resilience in the face of U.S. trade policy. This greater-than-expected resiliency may continue, mitigating some of the downside impact of U.S. trade policy. On the other hand, the global trade environment may worsen, and competitive challenges could intensify more than anticipated, adding to the headwinds already impacting Ontario’s economy.

Beyond the impact of U.S. trade policy, a range of other factors could support faster or slower economic growth. Stronger-than-expected population growth, alongside elevated household savings, could boost personal spending. Additionally, a more resilient U.S. economy coupled with a mutually favourable trade outcome between Canada and the United States could support stronger-than-expected demand for Ontario goods and services. On the downside, inflation may remain elevated and lead to higher-than-expected interest rates, which could restrain spending and investment. As well, the greater degree of economic uncertainty could lead to more risk aversion on the part of households and businesses and restrain economic activity.

Table 2.7

Ontario Real GDP Growth Scenarios

(Per Cent)

	2025p	2026p	2027p	2028p
Faster Growth Scenario	1.4	1.9	2.1	2.2
Planning Projection	0.8	0.9	1.8	1.9
Slower Growth Scenario	0.5	(0.3)	1.7	1.8

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025, and alternative scenarios.

Source: Ontario Ministry of Finance.

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Table 2.8

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2025p	2026p	2027p	2028p
Faster Growth Scenario	4.1	4.8	4.5	4.3
Planning Projection	3.2	3.0	4.0	3.8
Slower Growth Scenario	2.6	1.0	3.7	3.5

p = Ontario Ministry of Finance planning projection based on external sources as of September 12, 2025, and alternative scenarios.

Source: Ontario Ministry of Finance.

By 2028, the level of real GDP in the Faster Growth scenario is 2.2 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of real GDP is 1.6 per cent lower. The nominal GDP scenarios show a wider range of outcomes over the next several years compared to the real GDP scenarios, due largely to near-term uncertainty around GDP inflation. By 2028, the level of nominal GDP in the Faster Growth scenario is 3.7 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of nominal GDP is 3.0 per cent lower.

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction

The 2025 Ontario Economic Outlook and Fiscal Review is projecting a deficit of $13.5 billion in 2025–26. Over the medium term, the government projects a deficit of $7.8 billion in 2026–27 followed by a surplus of $0.2 billion in 2027–28.

In the recently released Public Accounts of Ontario 2024–2025, Ontario reported a $1.1 billion deficit in 2024–25, compared to a forecasted deficit of $9.8 billion in the 2024 Budget. The government remains focused on its efforts to reduce the debt burden and bring Ontario’s finances back to balance.

The net debt-to-gross domestic product (GDP) ratio is projected to be 37.7 per cent in 2025–26. Ontario’s net debt-to-GDP ratio fell to a 13-year low in 2024–25, and Ontario’s plan keeps this ratio below target levels over the medium-term outlook.

Table 3.1

Fiscal Summary1

($ Billions)

	Actual 2024–25	Current Outlook 2025–26	Medium-Term Outlook
			2026–27	2027–28
Revenue	226.2	223.1	229.6	240.0
Expense
Programs	212.1	218.4	218.5	220.1
Interest and Other Debt Servicing Charges	15.1	16.2	16.9	17.7
Total Expense	227.3	234.6	235.3	237.8
Surplus/(Deficit) Before Reserve	(1.1)	(11.5)	(5.8)	2.2
Reserve	–	2.0	2.0	2.0
Surplus/(Deficit)	(1.1)	(13.5)	(7.8)	0.2
Net Debt as a Per Cent of GDP	36.2%	37.7%	38.7%	38.4%
Net Debt as a Per Cent of Operating Revenue	191.2%	207.5%	213.0%	209.8%
Net Interest as a Per Cent of Operating Revenue	5.5%	6.4%	6.6%	6.7%
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Chart 3.1

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Key Changes in 2025–26 Since the 2025 Budget

Ontario’s 2025–26 deficit is projected to be $13.5 billion — an improvement of $1.1 billion from the outlook published in the 2025 Budget.

Revenues in 2025–26 are projected to be $223.1 billion, $3.2 billion higher than forecast in the 2025 Budget. This increase is largely driven by stronger taxation revenue and broader public sector revenue.

Program expense is projected to be $218.4 billion, $2.2 billion higher than the forecast in the 2025 Budget, primarily due to a top-up of the Contingency Fund to add greater flexibility to protect key public services and quickly address unforeseen expense events that could materialize in the second half of the fiscal year.

Ontario is forecast to pay $16.2 billion in interest and other debt servicing charges in 2025–26, consistent with the forecast in the 2025 Budget.

The net debt-to-GDP ratio is now projected to be 37.7 per cent in 2025–26, 0.2 percentage points lower than the 37.9 per cent forecast in the 2025 Budget. The net debt-to-GDP ratio decreased primarily due to a lower than projected deficit.

The 2025–26 outlook also maintains a $2.0 billion reserve, unchanged from the 2025 Budget, to protect the fiscal plan against unforeseen adverse changes in Ontario’s revenue and expense forecasts for the remainder of the fiscal year. This higher-than-average historical level of reserve reflects the elevated nature of fiscal and economic risks, and the government’s commitment to be ready to respond.

Table 3.2

2025–26 In-Year Fiscal Performance1

 ($ Millions)

	2025 Budget	Current Outlook	In-Year Change
Revenue	219,887	223,106	3,219
Expense
Programs	216,298	218,449	2,151
Interest and Other Debt Servicing Charges	16,198	16,177	(21)
Total Expense	232,497	234,626	2,130
Surplus/(Deficit) Before Reserve	(12,609)	(11,521)	1,089
Reserve	2,000	2,000	–
Surplus/(Deficit)	(14,609)	(13,521)	1,089
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Revenue Update

The 2025–26 total revenue outlook is $223.1 billion, $3.2 billion higher than projected in the 2025 Budget and the 2025–26 First Quarter Finances. The increase in the revenue forecast is mainly due to higher taxation revenue and other non-tax revenue reported by the broader public sector.

Table 3.3

Key Changes to 2025–26 Revenue Projections

 ($ Millions)

		2025–26
2025 Budget Total Revenue[1]		219,887

Revenue Changes in the 2025–26 First Quarter Finances		–

Revenue Changes Since the 2025–26 First Quarter Finances
Personal Income Tax	1,457
Corporations Tax	1,020
Sales Tax	23
Land Transfer Tax	(576)
All Other Taxes	(55)

Total Taxation Revenue		1,869
Government of Canada Transfers		52
Government Business Enterprises		212
Other Non-Tax Revenue		1,086

Total Revenue Changes Since the 2025–26 First Quarter Finances		3,219

Total Revenue Changes Since the 2025 Budget		3,219

2025 Ontario Economic Outlook and Fiscal Review Total Revenue Outlook		223,106
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

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Key changes in the revenue outlook compared with the 2025 Budget and 2025–26 First Quarter Finances forecast include:

•	Personal Income Tax revenue projections increased by $1,457 million, reflecting higher-than-expected revenues from the processing of 2024 tax returns by the Canada Revenue Agency and anticipated growth in capital gains and dividend income.

•	Corporations Tax revenue projections increased by $1,020 million, mainly due to upward revisions to corporate profit growth in 2025.

•	Sales Tax revenue projections increased by $23 million, mainly reflecting upward revisions to federal official Harmonized Sales Tax (HST) entitlements for 2025, partially offset by the proposed removal of the provincial portion of the HST for first-time home buyers on qualifying new homes.

•	Land Transfer Tax revenue projections are lower by $576 million, mainly reflecting slower-than-expected housing market activity in 2025.

•	Projections for All Other Taxes combined decreased by $55 million, which is mostly due to lower Employer Health Tax and Electricity Payments in Lieu of Taxes, partially offset by higher Education Property Tax and Gasoline Tax.

•	Government of Canada Transfers projections increased by $52 million, mainly reflecting additional federal funding to provide evacuation support services to First Nation communities affected by floods and wildland fires.

•	Net Income from Government Business Enterprises projections increased by $212 million, mainly due to higher net income forecasts for Ontario Power Generation (OPG) from projected Ontario Nuclear Funds’ realized gains.

•	Other Non-Tax Revenues are projected to increase by $1,086 million, primarily due to higher revenues from the broader public sector, including fees and donations. The increase also includes higher interest and investment income.

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Expense Update

Since the release of the 2025 Budget and 2025–26 First Quarter Finances, changes to program expense have been primarily funded through the Contingency Fund and largely relate to initiatives to support health, emergency services, and economic and cultural activities. The 2025–26 total expense outlook is projected to be $234.6 billion, $2.1 billion higher than both the 2025 Budget and the 2025–26 First Quarter Finances projections.

Table 3.4

Key Changes to 2025–26 Total Expense Projections

 ($ Millions)

		2025–26
2025 Budget Total Expense[1]		232,497

Total Expense Changes in the 2025–26 First Quarter Finances		–

Program Expense Changes Since the 2025–26 First Quarter Finances:
Support for Home Care	369
Emergency Evacuation Support Services — First Nations	99
Emergency Firefighting	90
Forest Sector Supports	30
Fire Protection Grant	10
Corleck Waterfront Development	2
Commemorating the 50th Anniversary of the Franco–Ontarian Flag	1
All Other Changes	6

Total New Allocated Spending	608
Top-Up of the Contingency Fund	2,050
Drawdown of the Contingency Fund	(506)

Total Program Expense Changes Since the 2025–26 First Quarter Finances		2,151
Interest and Other Debt Servicing Charges Change Since the 2025–26 First Quarter Finances		(21)

Total Expense Changes Since the 2025–26 First Quarter Finances		2,130

Total Expense Changes Since the 2025 Budget		2,130

2025 Ontario Economic Outlook and Fiscal Review Total Expense Outlook		234,626
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Key investments since the 2025–26 First Quarter Finances include:

•	$369.5 million to address rising home care service volumes and to support the expansion and sustainability of the Hospital to Home (H2H) program;

•	$99.3 million to support evacuation services for First Nation communities affected by spring flooding and wildland fires;

•	$90.0 million to meet requirements for wildfire management and suppression activities for the 2025 fire season, which saw a 300 per cent increase in hectares burned compared to 2024;

•	$30.0 million to support the forestry sector’s competitiveness in the face of U.S. softwood lumber duties and the threat of tariffs;

•

$10.0 million to increase funding for the Fire Protection Grant to help municipal fire departments expand cancer prevention initiatives, improve responses to lithium-ion battery-related incidents, and support upgrades such as enhanced broadband and internet connectivity;

•	$2.2 million to support the completion of The Corleck, a new cultural venue located on Toronto’s waterfront that is being developed by the Canada Ireland Foundation;

•

$1.0 million to commemorate the 50th Anniversary of the Franco–Ontarian Flag by supporting events that recognize the unique contribution of Francophones to Ontario and promote their cultural and economic growth; and

•

$5.8 million in other changes, primarily due to investments in infrastructure supports to restore research capacity and environmental sustainability to Agricultural Research and Innovation Ontario, to expand the Charles H. Best Diabetes Centre in Whitby, and to support the Gairdner Awards by the Gairdner Foundation.

Additionally, the Contingency Fund has been increased by an additional $2.0 billion to support greater flexibility in the fiscal plan to help protect against unforeseen changes and mitigate expense risks and for compensation settlements.

Interest and other debt servicing charges is projected to be $16.2 billion, consistent with the forecast in the 2025–26 First Quarter Finances and the 2025 Budget.

Prudence in 2025–26

The Ontario government continues to maintain a responsible and flexible fiscal plan to respond to uncertainty and risks. The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance.

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The 2025 Budget included a reserve of $2.0 billion in 2025–26, which has been maintained as part of the current fiscal outlook. This elevated reserve level demonstrates the government’s commitment to addressing uncertainty and prudent risk management. In addition, the Contingency Fund is maintained to help mitigate any expense risks. For 2025–26, after a $2.0 billion top-up in the 2025 Ontario Economic Outlook and Fiscal Review, the Contingency Fund has a projected balance of $4.5 billion.

Medium-Term Fiscal Plan

The government is projecting a deficit of $13.5 billion in 2025–26, an improvement from the $14.6 billion deficit published in the 2025 Budget. The fiscal outlook for 2026–27 and 2027–28 remains consistent with the path outlined in the 2025 Budget.

Medium-Term Revenue Outlook

Over the medium term, revenue is forecast to increase from $226.2 billion in 2024–25 to $240.0 billion in 2027–28.

Table 3.5

Summary of Medium-Term Revenue Outlook1

($ Billions)

	Actual 2024–25	Current Outlook 2025–26	Medium-Term Outlook
			2026–27	2027–28
Revenue
Personal Income Tax	55.7	59.3	62.4	66.5
Sales Tax	39.4	40.1	41.4	43.3
Corporations Tax	27.8	27.0	28.5	30.7
Ontario Health Premium	5.2	5.4	5.6	5.8
Education Property Tax	5.9	5.9	5.9	6.0
All Other Taxes	17.6	17.9	18.3	18.8
Total Taxation Revenue	151.5	155.6	162.1	171.1
Government of Canada Transfers	36.6	38.9	39.3	39.7
Income from Government Business Enterprises	7.5	6.5	6.8	7.5
Other Non-Tax Revenue	30.5	22.1	21.4	21.7
Total Revenue	226.2	223.1	229.6	240.0
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The taxation revenue outlook reflects the impact of finalized 2024–25 results and updated economic outlook since the 2025 Budget.

The primary driver of the forecast for Personal Income Tax (PIT) revenue is the outlook for growth in compensation of employees. Personal Income Tax revenue is projected to grow at an average annual rate of 6.1 per cent between 2024–25 and 2027–28.

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The Sales Tax revenue projection is based primarily on the outlook for household consumption spending. Sales Tax revenue is projected to grow at an average annual rate of 3.2 per cent between 2024–25 and 2027–28.

The forecast for Corporations Tax revenue is mainly driven by projections of corporate net operating surplus. Corporations Tax revenue is projected to grow at an average annual rate of 3.5 per cent between 2024–25 and 2027–28.

The Ontario Health Premium revenue forecast is based primarily on the outlook for growth in the compensation of employees. Ontario Health Premium revenue is projected to increase at an average annual rate of 3.3 per cent between 2024–25 and 2027–28.

Education Property Tax revenue is based primarily on the outlook for growth in the property assessment base resulting from new construction activities. Revenues are projected to increase at an average annual rate of 0.5 per cent between 2024–25 and 2027–28.

Revenues from All Other Taxes are projected to increase at an average annual rate of 2.2 per cent between 2024–25 and 2027–28. This includes revenues from all other taxes including the Employer Health Tax; Land Transfer Tax (LTT); Beer, Wine and Spirits Taxes; and volume-based taxes such as the Gasoline Tax, the Fuel Tax and the Tobacco Tax.

The forecast for Government of Canada Transfers is based on existing federal–provincial funding agreements and formulas. Federal transfers are projected to increase at an average annual rate of 2.7 per cent from 2024–25 to 2027–28.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO), the Ontario Lottery and Gaming Corporation (OLG) and iGaming Ontario (iGO). Net incomes of GBEs are projected to increase at an average annual rate of 0.3 per cent from 2024–25 to 2027–28.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. The outlook for Other Non-Tax Revenue is projected to decrease at an average annual rate of 1.0 per cent from 2025–26 to 2027–28. Other non-tax revenue in 2024–25 was elevated significantly due to the inclusion of non-recurring revenue including the court-approved settlement between tobacco companies and their creditors.

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Medium-Term Expense Outlook

The total expense outlook is projected to grow from $227.3 billion in 2024–25 to $237.8 billion in 2027–28. Ontario’s program expense outlook is expected to grow from $212.1 billion in 2024–25 to $220.1 billion in 2027–28. Over the medium term, this reflects the government’s commitment to key public services such as health care, education and infrastructure. As part of the government’s strategy for responsible fiscal management, the government has ensured that program expense growth does not outpace revenues. In addition, contingencies have been incorporated into the program expense outlook to ensure stability and the ability to respond to unforeseen events.

Table 3.6

Summary of Medium-Term Expense Outlook1

($ Billions)

	Actual 2024–25	Current Outlook 2025–26	Medium-Term Outlook
			2026–27	2027–28
Programs
Health Sector	90.1	91.5	92.8	94.0
Education Sector[2]	38.3	41.0	41.1	41.3
Postsecondary Education Sector	14.2	13.0	13.1	12.8
Children, Community and Social Services Sector	20.5	20.4	20.4	20.4
Justice Sector	6.6	6.8	6.5	6.4
Other Programs	39.7	45.9	44.6	45.1
Total Base Programs	209.4	218.4	218.5	220.1
Significant Exceptional Expenses	2.7	–	–	–
Total Programs	212.1	218.4	218.5	220.1
Interest and Other Debt Servicing Charges	15.1	16.2	16.9	17.7
Total Expense	227.3	234.6	235.3	237.8
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

The government continues its plan to take a fiscally responsible and balanced approach by sustaining investments in key public services and targeted supports while maintaining fiscal flexibility to respond to uncertainty and emerging risks.

Sustained investments in key public services over the medium term include:

•	Addressing the growing demands of the health care sector by investing in hospitals and other health care services to support Ontario’s aging and expanding population;

•	Supporting student achievement through programs that build foundational skills in reading, writing and math, to better prepare students for the in-demand jobs and opportunities of the future;

•	Providing child care supports to help ensure access for more families and enhance the quality of early learning and child care program delivery;

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Chapter 3: Ontario’s Fiscal Plan and Outlook

•

Supporting postsecondary institutions and improving labour market alignment to produce job-ready graduates for employers in priority sectors, such as health, human resources, education and skilled trades, as well as to support research and innovation to help drive economic growth;

•	Making annual inflation adjustments to core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities Program;

•

Providing supports to the Ontario Provincial Police, such as in enhanced border security and improved technology, investments to expand and build new correctional institutions, as well as compensation costs for frontline public-safety personnel;

•	Funding to support employment and training, including the Skills Development Fund Training and Capital Streams; and

•	Building municipal housing-enabling infrastructure projects through the Municipal Housing Infrastructure Program.

New targeted investments over the medium term include:

•	Investing in home care services and to expand and sustain the Hospital to Home program, enhancing access to community-based health care;

•	Providing support for the expansion of the Charles H. Best Diabetes Centre in Whitby, to address rising demand for Type 1 diabetes care, primarily in the Durham Region; and

•	Investing in Halton Healthcare Services to address regional capacity needs.

To maintain fiscal flexibility and reflect a cautious approach to planning as uncertainty increases over time, the level of the Contingency Fund has been increased.

The total expense outlook includes interest and other debt servicing charges expense, which is projected to increase from $16.2 billion in 2025–26 to $17.7 billion in 2027–28.

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Prudence Built into the Medium-Term Outlook

In keeping with sound fiscal practices, Ontario’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook.

With the ongoing challenges the province faces due to economic uncertainty, the government maintains a responsible and flexible fiscal plan to respond to these impacts as necessary. Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance.

The reserve has been set at $2.0 billion in 2026–27 and 2027–28, unchanged from the levels in the 2025 Budget. This elevated reserve level demonstrates the government’s commitment to addressing uncertainty and prudent risk management. In addition, the Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance.

Transparency and Risks

The government is committed to being open and transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be clearly articulated and information about it should be readily available to the public without charge.

While mid-year updates to the government’s finances are informed by the latest information available, key information still to be received over the remainder of the fiscal year may present further upside and downside risks, which could materially affect the fiscal outlook. Revenue could be affected by new information from the Canada Revenue Agency on tax return processing for 2024 and previous taxation years, changes in the economic outlook and the evolution of private-sector economic forecasts, which the province uses to develop its own revenue projections, while expenses could be impacted by changes in utilization of large demand-driven programs.

To ensure a reasonable and prudent economic forecast, the government’s key economic planning projections are set below the average of private-sector forecasts in each year. For 2025 onwards, the planning assumptions are set 0.1 percentage point below the private-sector average.

While the planning assumptions for economic growth are reasonable and prudent, the Ontario Ministry of Finance has also developed Faster Growth and Slower Growth scenarios to provide greater transparency around Ontario’s economic and fiscal outlook amid heightened economic uncertainty.

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Chapter 3: Ontario’s Fiscal Plan and Outlook

As a matter of transparent fiscal management, financial pressures are monitored throughout the fiscal year by the Ontario Treasury Board Secretariat, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known pressures informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal pressures, as well as maintaining adequate contingencies as part of the medium-term fiscal projections in respect of the government’s flexible fiscal plan to respond to uncertainty and risks.

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in actual liabilities for the province is beyond the direct control of the government. For example, losses could result from legal settlements or a call on loan or funding guarantees. While a Contingency Fund is included in the fiscal plan to help mitigate the expense risks, until there exists certainty around the likelihood and costs of these future events, these risks are not included in the province’s fiscal plan. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in Ontario’s financial statements. Any significant contingent liabilities related to the 2024–25 fiscal year have been disclosed as part of the Public Accounts of Ontario 2024–2025, released in September.

Summary of Significant Accounting Policies

Effective April 1, 2026, Ontario will adopt the Public Sector Accounting Board’s new Conceptual Framework for Financial Reporting in the Public Sector and Section PS 1202 Financial Statement Presentation. This change reflects a shift in presentation and is fiscally and economically neutral. The 2026 Budget will be the first to incorporate these new standards.

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Details of Ontario’s Finances

Table 3.7

Total Revenue1,2

($ Millions)

	Actual 2022–23	Actual 2023–24	Actual 2024–25	Current Outlook 2025–26
Taxation Revenue
Personal Income Tax	44,209	50,773	55,701	59,268
Sales Tax	36,092	39,864	39,363	40,096
Corporations Tax	27,791	23,094	27,757	27,000
Education Property Tax	5,991	5,810	5,887	5,905
Employer Health Tax	7,797	8,581	9,061	9,390
Ontario Health Premium	4,445	5,008	5,221	5,392
Gasoline Tax	2,103	1,620	1,719	1,705
Land Transfer Tax	4,443	3,538	3,736	3,299
Tobacco Tax	864	813	693	646
Fuel Tax	571	517	514	513
Beer, Wine and Spirits Taxes	600	593	530	415
Electricity Payments in Lieu of Taxes	674	529	54	564
Ontario Portion of the Federal Cannabis Excise Duty	310	346	390	385
Other Taxes	627	728	891	994
	136,518	141,814	151,517	155,571
Government of Canada Transfers
Canada Health Transfer	17,525	19,286	20,363	21,296
Canada Social Transfer	6,178	6,407	6,611	6,783
Equalization	–	421	576	546
Infrastructure Programs	769	609	1,124	1,055
Labour Market Programs	1,181	1,149	921	923
Social Housing Agreement	263	218	173	133
Other Federal Payments	4,817	5,621	6,174	7,653
Direct Transfers to Broader Public Sector Organizations	531	625	691	509
	31,264	34,336	36,633	38,898
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,457	2,574	2,171	1,851
Ontario Power Generation Inc./Hydro One Ltd.	850	2,065	2,581	1,788
Ontario Lottery and Gaming Corporation	2,505	2,368	2,247	2,412
Ontario Cannabis Store	234	244	247	225
iGaming Ontario	87	176	219	253
	6,133	7,427	7,465	6,529

continued...

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Table 3.7

Total Revenue1,2 (continued)

($ Millions)

	Actual 2022–23	Actual 2023–24	Actual 2024–25	Current Outlook 2025–26
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	11,495	13,071	14,710	11,852
Vehicle and Driver Registration Fees	1,240	1,222	1,232	1,242
Miscellaneous Other Non-Tax Revenue[3]	2,146	3,344	6,916	1,710
Other Fees and Licences	1,446	1,618	1,862	1,874
Sales and Rentals	1,231	1,566	1,630	1,964
Reimbursements	1,031	1,131	1,073	1,076
Royalties	335	320	297	309
Power Supply Contract Recoveries	48	41	40	44
Interest and Investment Income	1,544	3,085	2,786	2,037
	20,517	25,398	30,546	22,108
Total Revenue	194,431	208,975	226,161	223,106
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]

Actual results for 2023–24 are also restated to present an accounting policy change implemented in the Public Accounts of Ontario 2024–2025 regarding the calculation of accrued Corporations Tax Revenue.

[3]	Revenue in 2024–25 reflects the accounting for Ontario’s compensation for smoking-related health care costs under a court-approved settlement between tobacco companies and their creditors.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

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Table 3.8

Total Expense1

($ Millions)

Ministry Expense	Actual 2022–23	Actual 2023–24	Actual 2024–25	Current Outlook 2025–26
Agriculture, Food and Agribusiness (Base)	296	331	392	478.2
Demand-Driven Risk Management and Time-Limited Programs	502	601	507	575.3
COVID-19 Time-Limited Funding[2]	30	–	–	–
Agriculture, Food and Agribusiness (Total)	828	932	899	1,053.4
Attorney General (Base)	1,807	2,085	2,273	2,274.4
Statutory Appropriations — Crown Liability and Proceedings Act, 2019	79	27	602	–
Bad Debt Expense	30	22	18	5.3
COVID-19 Time-Limited Funding[2]	31	–	–	–
Attorney General (Total)	1,947	2,134	2,894	2,279.7
Board of Internal Economy (Base)	392	299	486	352.2
COVID-19 Time-Limited Funding[2]	0	–	–	–
Board of Internal Economy (Total)	392	299	486	352.2
Children, Community and Social Services (Base)	17,869	19,282	20,548	20,358.7
COVID-19 Time-Limited Funding[2]	48	–	–	–
Children, Community and Social Services (Total)	17,917	19,282	20,548	20,358.7
Citizenship and Multiculturalism (Base)	54	68	86	92.7
Time-Limited Investments	–	14	–	–
COVID-19 Time-Limited Funding[2]	2	–	–	–
Citizenship and Multiculturalism (Total)	56	82	86	92.7
Colleges, Universities, Research Excellence and Security (Base)	10,729	11,936	12,287	11,462.9
Student Financial Assistance	1,019	1,316	1,883	1,523.5
COVID-19 Time-Limited Funding[2]	32	–	–	–
Colleges, Universities, Research Excellence and Security (Total)	11,779	13,253	14,169	12,986.4
Economic Development, Job Creation and Trade (Base)	166	200	244	205.8
Tax Credits for Business Investment and Research and Development[3]	299	537	567	691.6
Tax Credits for Business Investment and Research and Development — Amounts Related to Prior Years	22	18	42	–
Time-Limited Investments	540	513	873	1,508.0
COVID-19 Time-Limited Funding[2]	46	–	–	–
Economic Development, Job Creation and Trade (Total)	1,072	1,268	1,726	2,405.4
Education (Base)	33,605	37,130	38,346	40,987.4
Teachers’ Pension Plan	1,661	1,652	1,684	1,733.0
COVID-19 Time-Limited Funding[2]	918	–	–	–
Education (Total)	36,183	38,782	40,030	42,720.4
Emergency Preparedness and Response (Total)	21	52	47	165.5

continued...

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.8

Total Expense1 (continued)

($ Millions)

Ministry Expense	Actual 2022–23	Actual 2023–24	Actual 2024–25	Current Outlook 2025–26
Energy and Mines (Base)	379	532	545	661.5
Electricity Cost Relief Programs	5,844	5,996	6,385	6,463.0
Accounting Adjustments for Contaminated Sites	86	369	24	–
High-Speed Internet	196	93	470	1,734.4
Time-Limited Investments	–	–	114	84.1
COVID-19 Time-Limited Funding[2]	2	–	–	–
Energy and Mines (Total)	6,506	6,991	7,537	8,943.0
Environment, Conservation and Parks (Base)	732	815	853	1,043.8
Accounting Adjustment for Contaminated Sites	–	84	9	–
COVID-19 Time-Limited Funding[2]	17	–	–	–
Environment, Conservation and Parks (Total)	749	899	862	1,043.8
Executive Offices (Base)	59	69	74	79.4
COVID-19 Time-Limited Funding[2]	0	–	–	–
Executive Offices (Total)	59	69	74	79.4
Finance (Base)	800	903	1,150	1,163.3
Investment Management Corporation of Ontario	245	300	307	330.1
Ontario Municipal Partnership Fund	501	501	514	562.5
Temporary and Other Local Assistance	21	68	21	21.1
Power Supply Contract Costs	48	41	40	44.1
Time-Limited Investments	174	89	2,947	52.5
COVID-19 Time-Limited Funding[2]	0	–	–	–
Finance (Total)	1,790	1,902	4,979	2,173.6
Francophone Affairs (Base)	7	8	8	8.7
Time-Limited Investments	1	–	5	3.6
Francophone Affairs (Total)	8	8	13	12.3
Health (Base)	67,184	75,979	81,623	82,221.3
Adjustments for One-Time Extraordinary Costs[4]	1,324	1,241	–	–
Retroactive Compensation	–	–	1,241	–
Health (Total)	68,508	77,220	82,863	82,221.3
COVID-19 Health Response[5]	3,228	–	–	–
Indigenous Affairs and First Nations Economic Reconciliation (Base)	113	130	120	144.8
One-Time Investments Including Settlements	6,273	17	846	–
COVID-19 Time-Limited Funding[2]	1	–	–	–
Indigenous Affairs and First Nations Economic Reconciliation (Total)	6,386	147	966	144.8
Infrastructure (Base)	326	430	455	747.0
Federal-Provincial Infrastructure Programs	303	401	368	213.6
Waterfront Toronto Revitalization (Port Lands Flood Protection)	25	25	30	32.5
Municipal Infrastructure Program Investments	396	389	639	1,243.9
Realty	1,195	1,298	1,379	1,437.6
Infrastructure (Total)	2,245	2,543	2,871	3,674.7

continued...

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Table 3.8

Total Expense1 (continued)

($ Millions)

Ministry Expense	Actual 2022–23	Actual 2023–24	Actual 2024–25	Current Outlook 2025–26
Labour, Immigration, Training and Skills Development (Base)	207	253	267	160.0
Co-operative Education Tax Credit[6]	86	116	93	102.5
Demand-Driven Employment and Training Programs	1,308	1,322	1,461	1,840.2
Time-Limited Investments	–	13	–	–
COVID-19 Time-Limited Funding[2]	310	–	–	–

Labour, Immigration, Training and Skills Development (Total)	1,911	1,703	1,820	2,102.7
Long-Term Care (Total)[7]	6,423	7,964	8,489	9,279.3
Municipal Affairs and Housing (Base)	575	796	781	798.5
Time-Limited Investments	404	789	1,147	830.7
Social Housing Agreement — Payments to Service Managers[8]	206	194	160	128.3
COVID-19 Time-Limited Funding[2]	390	–	–	–

Municipal Affairs and Housing (Total)	1,574	1,780	2,088	1,757.4
Natural Resources (Base)	587	666	795	770.4
Emergency Forest Firefighting	95	203	171	225.0
Accounting Adjustments for Contaminated Sites	–	210	44	–
COVID-19 Time-Limited Funding[2]	2	–	–	–

Natural Resources (Total)	684	1,079	1,010	995.4
Northern Economic Development and Growth (Total)	661	705	762	805.2
Public and Business Service Delivery and Procurement (Base)	1,521	1,525	1,675	1,712.3
Adjustments for One-Time Extraordinary Costs[4]	150	176	–	–
COVID-19 Time-Limited Funding[2]	154	–	–	–

Public and Business Service Delivery and Procurement (Total)	1,825	1,701	1,675	1,712.3
Rural Affairs (Base)	6	6	7	14.3
Time-Limited Investments	–	–	–	5.0

Rural Affairs (Total)	6	6	7	19.3
Seniors and Accessibility (Base)	63	63	67	76.8
Seniors Tax Credits	164	108	96	104.3
COVID-19 Time-Limited Funding[2]	11	–	–	–

Seniors and Accessibility (Total)	238	171	163	181.1
Solicitor General (Base)	3,338	3,832	4,261	4,473.0
COVID-19 Time-Limited Funding[2]	96	–	–	–

Solicitor General (Total)	3,434	3,832	4,261	4,473.0
Sport (Base)	55	53	57	62.9
Time-Limited Investments	–	–	4	150.0

Sport (Total)	55	53	60	212.9
Tourism, Culture and Gaming (Base)	777	818	819	871.4
Ontario Cultural Media Tax Credits	833	841	985	1,028.4
Ontario Cultural Media Tax Credits — Amounts Related to Prior Years	51	89	35	–
COVID-19 Time-Limited Funding[2]	200	–	–	–

Tourism, Culture and Gaming (Total)	1,861	1,747	1,838	1,899.8
continued

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Table 3.8

Total Expense1 (continued)

($ Millions)

Ministry Expense	Actual 2022–23	Actual 2023–24	Actual 2024–25	Current Outlook 2025–26
Transportation (Base)	5,474	6,266	6,928	7,198.6
Federal-Provincial Infrastructure Programs	477	418	364	629.9
Time-Limited Investments	–	675	–	–
COVID-19 Time-Limited Funding[2]	609	–	–	–

Transportation (Total)	6,559	7,359	7,292	7,828.6
Treasury Board Secretariat (Base)	279	260	306	403.9
Employee and Pensioner Benefits	1,178	985	1,307	1,528.0
Operating Contingency Fund	–	–	–	4,368.2
Capital Contingency Fund	–	–	–	175.0
COVID-19 Time-Limited Funding[2]	0	–	–	–

Treasury Board Secretariat (Total)	1,457	1,245	1,612	6,475.1
Interest and Other Debt Servicing Charges[9,10]	13,935	14,461	15,122	16,177.0
Total Expense[10]	200,299	209,668	227,251	234,626.3
[1]	Ministry expenses have been restated for reclassification and program transfer changes. These changes are fiscally neutral. The actual results are presented on a similar basis for consistency.
[2]	COVID-19 Time-Limited Funding is no longer being reported separately, starting in 2023–24.
[3]

Includes the estimated cost of tax credit claims for the Regional Opportunities Investment Tax Credit, the Ontario Innovation Tax Credit, the Ontario Business-Research Institute Tax Credit and the Ontario Made Manufacturing Investment Tax Credit (OMMITC). The OMMITC costs commence in 2023–24 and include costs starting in 2025–26 for the proposed OMMITC enhancement but not the proposed OMMITC expansion, the impacts of which are reported separately as a revenue decrease.

[4]	Includes extraordinary costs related to personal protective equipment in 2022–23 and 2023–24.
[5]

For presentation purposes in the 2025 Ontario Economic Outlook and Fiscal Review, Time-Limited COVID-19-related health response spending has been included separately for 2022–23, instead of within the Ontario Ministry of Health and Ontario Ministry of Long-Term Care.

[6]	Amounts from 2022–23 to 2024–25 include tax credit amounts related to prior year adjustments.
[7]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health and hospitals for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $5.2 billion for 2024–25 Actual and $5.7 billion in 2025–26.

[8]	The annual decline is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[9]

Interest and Other Debt Servicing Charges is net of interest capitalized during construction of tangible capital assets of $694 million in 2022–23, $978 million in 2023–24, $1,221 million in 2024–25, and $1,412 million in 2025–26.

[10]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Table 3.9

Infrastructure Expenditures

($ Millions)

Sector	Total Infrastructure Expenditures 2024–25 Actual[1]	2025–26 Current Outlook
		Investment in Capital Assets[2,3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	11,966	9,671	1,079	10,749
Provincial Highways	3,134	3,864	395	4,259
Other Transportation, Property and Planning	372	177	145	321
Health
Hospitals	3,947	4,455	15	4,470
Other Health	402	53	680	733
Education	3,858	3,957	260	4,216
Postsecondary Education
Colleges and Other	716	636	72	708
Universities	184	–	185	185
Social	724	32	613	644
Justice	732	936	37	973
Other Sectors[5]	3,189	3,348	4,451	7,799
Total Infrastructure Expenditures	29,225	27,127	7,931	35,058
Less: Other Partner Funding[6]	3,844	1,691	–	1,691
Total[7]	25,380	25,437	7,931	33,367
[1]	Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.
[2]	Includes provincial investment in capital assets of $23.1 billion.
[3]	Includes $1,412 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes high-speed internet infrastructure, government administration, natural resources, and culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes federal–municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

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Table 3.10

10-Year Review of Selected Financial and Economic Statistics1, 2, 3

($ Millions)

	2016–17	2017–18	2018–19
Revenue	141,260	151,291	154,751
Expense
Programs	131,442	142,464	148,747
Interest and Other Debt Servicing Charges[4]	12,254	12,506	13,332
Total Expense	143,696	154,969	162,079
Reserve	–	–	–
Surplus/(Deficit)	(2,435)	(3,679)	(7,328)
Net Debt	314,077	323,068	337,623
Accumulated Deficit	205,939	208,257	215,770
Gross Domestic Product (GDP) at Market Prices	790,749	824,979	860,103
Primary Household Income	520,486	541,501	567,484
Population (000s) — July[5]	13,877	14,078	14,327
Net Debt per Capita (dollars)	22,634	22,948	23,566
Household Income per Capita (dollars)	37,508	38,463	39,610
Net Debt as a Per Cent of Operating Revenue	223.2%	214.4%	219.5%
Net Interest as a Per Cent of Operating Revenue	8.3%	7.9%	8.1%
Net Debt as a Per Cent of GDP	39.7%	39.2%	39.3%
Accumulated Deficit as a Per Cent of GDP	26.0%	25.2%	25.1%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[3]

Actual results for 2023–24 are also restated to present an accounting policy change implemented in the Public Accounts of Ontario 2024–2025 regarding the calculation of accrued Corporations Tax Revenue.

[4]

Interest and Other Debt Servicing Charges is net of interest capitalized during construction of tangible capital assets of $694 million in 2022–23, $978 million in 2023–24, $1,221 million in 2024–25 and $1,412 million in 2025–26.

[5]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2025–26, the population on July 1, 2025, is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada; Ontario Treasury Board Secretariat; and Ontario Ministry of Finance.

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2019–20	2020–21	2021–22	2022–23	2023–24	Actual 2024–25	Current Outlook 2025–26
157,141	165,737	185,847	194,431	208,975	226,161	223,106
152,265	168,964	170,520	186,364	195,207	212,129	218,449
13,471	13,063	13,302	13,935	14,461	15,122	16,177
165,736	182,027	183,822	200,299	209,668	227,251	234,626
–	–	–	–	–	–	2,000
(8,595)	(16,290)	2,025	(5,868)	(693)	(1,090)	(13,521)
352,382	372,501	382,842	399,806	409,761	427,050	458,619
224,814	238,231	238,160	246,007	246,101	247,060	260,581
893,224	874,354	970,146	1,061,714	1,119,545	1,178,353	1,216,563
593,065	592,514	642,144	692,033	736,585	791,627	820,687
14,574	14,762	14,842	15,156	15,632	16,145	16,258
24,180	25,234	25,794	26,380	26,212	26,451	28,208
40,695	40,138	43,264	45,661	47,119	49,033	50,478
225.6%	225.8%	206.8%	207.3%	199.0%	191.2%	207.5%
8.0%	7.5%	6.8%	6.4%	5.5%	5.5%	6.4%
39.5%	42.6%	39.5%	37.7%	36.6%	36.2%	37.7%
25.2%	27.2%	24.5%	23.2%	22.0%	21.0%	21.4%

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Chapter 4 Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt, and make investments in capital assets, while minimizing interest costs.

Ontario’s long-term borrowing requirement for 2025–26 is now forecast to be $42.5 billion, $0.3 billion lower than what was forecasted in the 2025–26 First Quarter Finances.

The net debt-to-GDP ratio is now forecast to be 37.7 per cent in 2025–26, compared with the forecast of 37.9 per cent in the 2025 Budget. Ontario’s net debt-to-GDP ratio fell to a 13-year low last year, and Ontario’s plan keeps it below target levels over the medium-term outlook.

The net debt-to-operating revenue is forecast to be 208 per cent in 2025–26, compared with the forecast of 211 per cent in the 2025 Budget. The 191 per cent for 2024–25 is the lowest level since 2010–11. Ontario has demonstrated its ability to bring this ratio below its 200 per cent target and achieved this consecutively in 2023–24 and 2024–25. While the current economic environment will temporarily raise the level of this ratio, the government remains committed to, and has proven it has the capability to, re-attain this target.

Ontario is forecast to pay $16.2 billion in interest costs in 2025–26, consistent with the 2025 Budget forecast. The net interest-to-operating revenue is forecast to be 6.4 per cent in 2025–26, a decrease of 0.1 percentage point from the 2025 Budget. Even with the forecasted increases to interest costs, this ratio remains close to the lowest levels it has been at since the 1980s.

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Borrowing Program

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt, and make investments in capital assets. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally.

Table 4.1

2025–26 Borrowing Program and Medium-Term Outlook

($ Billions)
	2025 Budget	In-Year Change	Current Outlook 2025–26	Medium-Term Outlook
				2026–27	2027–28
Deficit/(Surplus)	14.6	(1.1)	13.5	7.8	(0.2)
Provincial Investment in Capital Assets	23.1	–	23.1	23.8	20.2
Amortization of Capital Assets[1]	(9.1)	–	(9.1)	(9.3)	(10.1)
Non-Cash and Cash Timing Adjustments	(3.1)	–	(3.1)	(3.4)	(4.3)
Net Loans and Investments	1.2	1.3	2.5	2.4	1.4
Debt Maturities and Redemptions	33.1	–	33.1	26.9	27.5
Total Funding Requirement	59.8	0.2	60.0	48.2	34.5
Decrease/(Increase) in Short-Term Borrowing	(5.0)	(0.5)	(5.5)	(5.5)	–
Increase/(Decrease) in Year-End Cash and Cash Equivalents	(12.0)	–	(12.0)	(2.0)	–
Total Long-Term Borrowing	42.8	(0.3)	42.5	40.7	34.5

[1]	Starting in the 2025 Budget, Amortization of Capital Assets will be reflected in a separate line in this table to reflect the increasing impact of the capital plan on the borrowing program.
Note:	Numbers may not add due to rounding.
Source:	Ontario Financing Authority.

As of October 30, 2025, Ontario has completed $32.4 billion in long-term borrowing for 2025–26 of $42.5 billion. This is $0.3 billion lower than forecasted in the 2025–26 First Quarter Finances. The 2026–27 and 2027–28 long-term public borrowing forecasts are $40.7 billion and $34.5 billion.

Year-end cash and cash equivalents are forecast to decrease by $12.0 billion in 2025–26 and $2.0 billion in 2026–27.

Ontario plans to increase short-term borrowing by $5.5 billion in 2025–26 and by a further $5.5 billion in 2026–27. The combined increase in short-term borrowing over this fiscal year and next fiscal year is $3.5 billion higher than forecasted in the 2025 Budget. This allows Ontario to take advantage of the steady decline in short-term interest rates relative to long-term rates. Increasing short-term borrowing has also allowed Ontario to diversify its short-term investor base by re-establishing the U.S. Commercial Paper program and will maintain the proportion of short-term debt as a percentage of total debt outstanding within the target range of 5 to 7 per cent, as it has been over the past 10 years.

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In the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change (see Chapter 3: Ontario’s Fiscal Plan and Outlook for more details, and a description of the resulting alternative medium-term outlook scenarios). Under the Faster Growth scenario, long-term borrowing would decrease by a total of $19.6 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $18.2 billion over the same period.

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Chapter 4: Borrowing and Debt Management

To date, approximately 66 per cent of 2025–26 long-term borrowing was completed in Canadian dollars, through 25 syndicated issues and one Green Bond. This percentage is within Ontario’s new guidance for domestic borrowing of 65 to 80 per cent for the 2025–26 fiscal year, which was adjusted from the 70 to 85 per cent target range in the 2025 Budget. This range will continue to be adjusted, if necessary, in response to evolving investor demand in the Canadian dollar and foreign currency debt markets.

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Chapter 4: Borrowing and Debt Management

Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. This diversification ensures Ontario will continue to have access to capital, even if domestic market conditions become challenging. Approximately $11.0 billion, or 34 per cent of this year’s long-term borrowing, was completed in U.S. dollars, euros, and Swiss francs.

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Sustainable Bond Framework

The Green Bond Program, as part of the Sustainable Bond Framework, has been a core component of Ontario’s borrowing program since 2014. It is an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest and most frequent issuer of Canadian dollar Green Bonds, with 19 issues totalling $22.5 billion since 2014–15 and $17.75 billion outstanding.

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Chapter 4: Borrowing and Debt Management

On August 28, 2025, Ontario issued a $1.0 billion Green Bond. This was the first Green Bond issued in 2025–26, the nineteenth Green Bond overall, and Ontario’s fifth Green Bond issued under the Ontario Sustainable Bond Framework. Four projects were selected to receive funding from the most recent Green Bond:

•	GO Transit Expansion;

•	Hazel McCallion Line;

•	Ontario Line Subway; and

•	Scarborough Subway Extension.

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year.

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Cost of Debt

Globally, central banks including the Bank of Canada and the U.S. Federal Reserve have lowered overnight interest rates. However, longer-term interest rates, which affect the majority of Ontario’s borrowing, have remained relatively stable over the past three years. Ontario actively manages financial market risks and adapts interest rate risk management strategies to minimize the impact of changing market conditions on Ontario’s IOD costs. Adaptive interest rate risk management will be especially important in 2025–26, given the potential policy response by central banks and the global economic uncertainty surrounding tariffs. Chart 4.6 shows Ontario’s decision to lock in long-term rates and extend the term of its debt, since the Global Financial Crisis in 2007–08 has left the interest rate on the total debt portfolio lower in historical terms, in spite of rising broader market interest rates.

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Chapter 4: Borrowing and Debt Management

Ontario’s borrowing costs for 2025–26 are estimated to be 4.0 per cent, unchanged from the 2025 Budget forecast. A one percentage point change in interest rates, either up or down from the current interest rate forecast, is estimated to have a corresponding change in Ontario’s borrowing costs of approximately $0.8 billion in the first full year. IOD remains Ontario’s fourth largest expense after health care, education, and social services.

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Term of Debt

Ontario has continued to extend the term of its debt when investor demand allowed, to reduce future refinancing risk. This also protects the IOD forecast in the long term against future interest rate increases. Ontario has issued $158.3 billion of bonds, or almost one-third of total debt outstanding, with maturities of 30 years or longer since 2010–11. This includes $8.7 billion in 2025–26.

The success Ontario has had in extending the term of its debt from the time of the Global Financial Crisis has created flexibility for managing its large borrowing program and debt portfolio. Due to the extension of the term of debt, the impact on IOD in the short term and medium term has been lessened. Ontario will continue to monitor the market and adjust the debt term strategy in response to further changes to interest rates and the yield curve.

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Ensuring Adequate Liquidity Levels

Ontario aims to maintain an optimal level of cash reserves that balances potential holding costs with the need to have adequate funds to meet its financial obligations in a timely manner, as well as to be able to respond promptly during economic downturns or financial challenges. Prior to 2025–26, short-term interest rates were higher than long-term rates, which meant that holding liquid reserves reduced IOD as short-term investments earned more income than Ontario’s cost of borrowing long-term debt. Although short-term and long-term rates have normalized, Ontario intends to maintain recent liquid reserve levels due to the ongoing market and economic volatility.

As shown in Chart 4.9, Ontario’s cash reserves in 2025–26 are projected to be $44.5 billion.

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Chapter 4: Borrowing and Debt Management

Debt Burden Reduction Strategy

The government remains committed to reducing the debt burden and putting Ontario’s finances on a sustainable path. As a result, Ontario has maintained its targets and continues to make progress towards achieving them over the medium-term outlook. In addition, Ontario’s path to balance by 2027–28 will further support progress towards its Debt Burden Reduction Strategy.

As outlined in the 2025 Budget, Ontario made changes to its presentation of interest costs and interest revenue, which resulted in an impact on the terminology in the Debt Burden Reduction Strategy and its corresponding ratios.

This change resulted in the renaming of two debt sustainability measures. “Interest on Debt-to-Revenue” is now “Net Interest-to-Operating Revenue,” and “Net Debt-to-Revenue” is now “Net Debt-to-Operating Revenue.” To enable meaningful comparisons with prior fiscal years, the calculation remains unchanged, which ensures comparators remain the same. The updated terminology better explains the calculation of the ratio.

Making Progress on the Debt Burden Reduction Strategy

The 2025 Budget included an updated Debt Burden Reduction Strategy that continues to focus on meeting the established targets over the medium-term outlook for the relevant measures of debt sustainability. Meeting these targets on a sustained basis would help improve Ontario’s credit rating profile and lower Ontario’s cost of borrowing. This would result in less money being required to pay for interest on debt, while freeing up resources for other priorities.

Table 4.2

Progress on Relevant Debt Sustainability Measures

(Per Cent)

	Targets	2025 Budget 2025–26 Forecast	2025 FES 2025–26 Forecast
Net Debt-to-GDP	<40.0	37.9	37.7
Net Debt-to-Operating Revenue	<200	211	208
Net Interest-to-Operating Revenue	<7.5	6.5	6.4

Note: 2025 FES in the table is defined as the 2025 Ontario Economic Outlook and Fiscal Review.

Source: Ontario Financing Authority.

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Ontario’s 2025–26 net debt-to-GDP ratio is now forecast to be 37.7 per cent, a decrease of 0.2 percentage points from the forecasted 37.9 per cent in the 2025 Budget, which is primarily due to a lower than projected deficit. This ratio measures the relationship between the government’s obligations and its ability to meet them, indicating the burden of government debt as a share of the economy. The ratio is projected to be 38.7 per cent in 2026–27 and 38.4 per cent in 2027–28, which are both lower when compared to the 2025 Budget forecast.

Over the medium-term outlook, the net debt-to-GDP ratio is forecast to stay below the target of 40.0 per cent, demonstrating that Ontario continues to make positive progress towards reducing the debt burden.

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Chapter 4: Borrowing and Debt Management

The net debt-to-operating revenue ratio is projected to be 208 per cent in 2025–26, 3 percentage points below the 211 per cent forecast in the 2025 Budget. This ratio is an indicator of how many years it would take to eliminate the debt if the Ontario government were to spend all its annual revenue on debt repayment. Over the medium-term outlook, this ratio is forecast to be 213 per cent in 2026–27 and 210 per cent in 2027–28, which are both lower when compared to the 2025 Budget forecast. While the current economic environment will temporarily raise the level of this ratio, the government remains committed to, and has proven it has the capability to, re-attain this target.

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Chapter 4: Borrowing and Debt Management

Ontario’s net interest-to-operating revenue ratio is projected to be 6.4 per cent in 2025–26, 0.1 percentage point lower than the forecast in the 2025 Budget. This ratio represents how much Ontario needs to spend on interest for every revenue dollar received. Over the medium-term outlook, this ratio is forecast to be 6.6 per cent in 2026–27 and 6.7 per cent in 2027–28, which are both lower when compared to the 2025 Budget forecast.

Ontario continues to show positive progress on the net interest-to-operating revenue ratio and is forecasting to meet the target and stay below 7.5 per cent over the medium-term outlook. This ratio remains close to the lowest levels it has been at since the 1980s.

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Chapter 4: Borrowing and Debt Management

188

Annex

Details of Tax Measures and Other Legislative Initiatives

AnnexDetails of TaxMeasures andOther LegislativeInitiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview

This Annex contains detailed information on certain tax measures and other legislative initiatives proposed or implemented in this document.

Providing Harmonized Sales Tax Relief for First-Time Home Buyers on New Homes

On May 27, 2025, the federal government proposed eliminating the full federal portion of the Harmonized Sales Tax (HST) on qualifying newly built or substantially renovated homes valued up to $1 million for first-time home buyers. Ontario is taking steps to mirror this proposed federal Goods and Services Tax/Harmonized Sales Tax (GST/HST) First-Time Home Buyers Rebate, and, subject to passage of federal legislation that would bring the rebate into force, Ontario will work with the federal government to implement a new Ontario rebate.

The new Ontario rebate would be available in addition to the existing Ontario HST New Housing Rebate, which already provides relief of up to $24,000 to eligible purchasers, including but not limited to first-time home buyers.

The new Ontario rebate, together with Ontario’s existing HST New Housing Rebate, would provide relief of the full 8 per cent provincial portion of the HST on qualifying new homes valued up to $1 million for first-time home buyers. The new Ontario rebate would follow the linear reduction under the proposed federal rebate for new homes valued between $1 million and $1.5 million. However, for new homes over $1 million, the combined amount of relief available under both Ontario rebates would not be less than what Ontario currently provides under the existing rebate. For example, an eligible purchaser of a new home valued at $1.35 million or above would still qualify for $24,000 in total provincial relief.

The province will work with the federal government to propose that the new Ontario rebate be available if the agreement of purchase and sale for the home is entered into with the builder on or after May 27, 2025, and before 2031. Construction of the home must begin before 2031, and the home must be substantially completed before 2036.

Eligibility criteria for the new Ontario rebate would follow those set by the federal government, including that the individual must be acquiring the new home for use as their primary place of residence.

Details of Ontario’s proposed new rebate are based on the federal government’s proposal as announced on May 27, 2025. Implementation of the new Ontario rebate is subject to passage of federal legislation and requires federal regulatory changes. Ontario will continue to monitor the status of the federal proposal as it progresses through the federal legislative process.

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Implementing 2025 Budget Tax Measures

The government introduced several tax measures as part of the 2025 Budget to provide targeted support for businesses. The government is now proposing amendments to the Taxation Act, 2007 to implement these measures. The proposals will be included in the bill accompanying this 2025 Ontario Economic Outlook and Fiscal Review.

Key measures include the following proposals:

•

A temporary enhancement of the Ontario Made Manufacturing Investment Tax Credit (OMMITC). This proposed change would increase the refundable tax credit rate for qualifying Canadian-controlled private corporations (CCPCs) from 10 per cent to 15 per cent for eligible investments made on or after May 15, 2025, and before January 1, 2030.

•

A temporary expansion of OMMITC eligibility that would provide a 15 per cent non-refundable credit to corporations other than CCPCs. Qualifying corporations for the non-refundable credit would be required to carry on business in Ontario through a permanent establishment in Ontario, and would include public corporations, foreign-controlled corporations and non-resident corporations. This proposed expanded OMMITC would be available for eligible investments made on or after May 15, 2025, and before January 1, 2030.

•

A provision to repeal the refundable OMMITC effective January 1, 2030. Expenditures would need to be incurred on or before December 31, 2029, in order to be eligible for the credit. Prior to the expiration, the government will continue to review the OMMITC every three years to assess its effectiveness, compliance burden and administrative costs.

•

Implementation of the temporary Ontario Shortline Railway Investment Tax Credit (OSRITC). The credit would be a 50 per cent refundable corporate income tax credit available to qualifying shortline railways for expenditures of capital and labour directly related to railway track maintenance, repair and improvement in Ontario. The credit would be limited to $8,500 per railway track mile in Ontario owned or leased by a qualifying corporation at the beginning of the taxation year for eligible expenditures incurred on or after May 15, 2025, and before January 1, 2030.

•

To ensure tax integrity and compliance, a certification process would be administered by the Ministry of Transportation. This process would verify the status and track miles of qualifying shortline railways intending to claim the OSRITC prior to the submission of the credit claim to the Canada Revenue Agency. Additional guidance on the certification and application process will be provided on a Ministry of Finance webpage after Royal Assent.

More information on these measures can be found in the 2025 Budget.

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Ensuring Flexibility for Machinery and Equipment Expenditures under the Ontario Made

Manufacturing Investment Tax Credit

The Ontario Made Manufacturing Investment Tax Credit (OMMITC) was introduced in the 2023 Budget to encourage investment in manufacturing and processing. It is a refundable corporate income tax credit for eligible expenditures in buildings as well as in machinery and equipment (M&E) used in the manufacturing or processing of goods in Ontario.

Under the current rules, eligible expenditures in M&E must be incurred and the related assets become available for use in the same taxation year. In contrast, eligible expenditures in buildings can be incurred in any year previous to the year the building becomes available for use.

“Available for use” refers to the rules set out in the federal Income Tax Act that determine the taxation year in which a taxpayer can start to claim Capital Cost Allowance (CCA) for a depreciable property.

In some instances, there may be a lag between the purchase of an M&E asset and when it becomes available for use. For example, the M&E expenditure may be incurred in one year, and only become available for use in the next year, which can render the related expenditure not eligible for the OMMITC. To account for this timing difference and provide greater flexibility, the government is proposing amendments to the Taxation Act, 2007 that would allow M&E expenditures to be eligible if incurred in the taxation year immediately preceding the taxation year that the asset becomes available for use.

If implemented, this amendment would apply to expenditures incurred prior to the amendment’s enactment and on or after March 23, 2023. This amendment is proposed to apply to the refundable OMMITC, including the enhancement, and would also be adopted in the non-refundable OMMITC available to corporations other than CCPCs.

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Attracting Foreign Industrial Investment to Ontario

The province will amend a regulation under the Land Transfer Tax Act that is related to the Non-Resident Speculation Tax (NRST) to support economic investment in Ontario. A new NRST rebate would provide relief for the purchase of a residential property that has been repurposed for industrial use. The rebate would be available for conveyances of property occurring on or after November 6, 2025.

To qualify, a property would have to be reclassified into the Industrial Property Class, Large Industrial Property Class, or Aggregate Extraction Property Class as defined under the Assessment Act with respect to a year that is no later than four years after the purchase.

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Annex: Details of Tax Measures and Other Legislative Initiatives

Establishing a Beneficial Ownership Registry

Ontario is proposing amendments to the Corporations Information Act to enable the creation of a Beneficial Ownership Registry for privately held business corporations that would be implemented in 2027.

The Business Corporations Act already requires privately held business corporations to collect and maintain specified information about individuals with significant control, including:

•	name;

•	date of birth;

•	latest known address;

•	jurisdiction of residence for tax purposes;

•	the day on which each individual became, and if applicable, ceased to be an individual with significant control;

•	a description of how the individual has control over the corporation; and

•	any other prescribed information.

Law enforcement, tax authorities and regulatory bodies identified in section 140.3 of the Business Corporations Act are currently only able to access this information through a request to the corporation, which impedes investigative efforts.

The proposed amendments would enable corporations subject to section 140.2 of the Business Corporations Act to file required information on beneficial owners through an online registry, subject to further legislation and regulations to support implementation. In addition, entities identified in section 140.3 of the Business Corporations Act would be granted access to some or all of the information filed on a registry.

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Annex: Details of Tax Measures and Other Legislative Initiatives

Summary of Measures

Table A.1 reflects the cost of tax measures proposed or implemented in this document.

Table A.1

Summary of Measures

($ Millions)

	2025–26	2026–27	2027–28

Proposing New Measures

Providing HST Relief for First-Time Home Buyers on New Homes[1]	35	190	245

Attracting Foreign Industrial Investment to Ontario	–	–	–

Establishing a Beneficial Ownership Registry	–	–	–

Implementing 2025 Budget Measures[2]

Enhancing the Ontario Made Manufacturing Investment Tax Credit[3]	100	150	160

Expanding the Ontario Made Manufacturing Investment Tax Credit[3]	235	300	350

Implementing the Ontario Shortline Railway Investment Tax Credit	7	8	8

Total Measures	380	650	765

Notes: Totals may not add due to rounding. Numbers reflect the benefit to individuals, families, businesses and other beneficiaries. Positive numbers represent a decrease in government revenue or an increase in government expenditure.

[1]	Fiscal impact estimate assumes a May 27, 2025, effective date.
[2]	Amounts were included in the 2025 Budget.
[3]	Estimates include amounts for the proposed amendment to ensure flexibility for eligible expenditures of machinery and equipment.

“–” = a nil amount.

Source: Ontario Ministry of Finance.

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Technical Amendments

Amendments are being proposed to various statutes administered by the Ontario Minister of Finance, or other statutes, to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

Proposed legislative amendments include:

•	Amendments to the Employer Health Tax Act to provide a specific time frame for employers who cease to have a permanent establishment in Ontario, due to an amalgamation, to file their returns.

•	Amendments to the Education Act and Assessment Act to support and simplify property tax administration.

•	Amendments to the Taxation Act, 2007 to:

•

clarify how the occupancy cost under the Ontario Energy and Property Tax Credit is to be calculated for land-lease homes and similar arrangements where the ownership of the residential structure is separate from the ownership of the land on which the residential structure is located;

•	clarify how dollar amounts related to the Ontario Trillium Benefit and the Ontario Child Benefit are adjusted each year based on the Consumer Price Index for Ontario;

•	change the amount “0.6987” in the formula for the Small Beer Manufacturers’ Tax Credit to “0.6986” to properly align with the Liquor Tax Act, 1996; and

•	update various references in the Act to reflect current provisions and clarify the French version of the Act to use terminology that is consistent with the English version.

•	Amendments to the Insurance Act to:

•	explicitly provide the Financial Services Regulatory Authority of Ontario with authority for its life and health insurance managing general agent transition rules to temporarily override the Act; and

•	enable the reassessment and adjustment of previously conducted Assessment of Health System Costs.

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Other Legislative Initiatives

Additional proposed legislative amendments include:

•

Amendments to the Insurance Act to allow the Lieutenant Governor in Council to distinguish “public sector reciprocal insurance exchanges” from other reciprocal insurance exchanges and establish a governance framework for these reciprocals to ensure alignment with the public interest.

•

Amendments to the Connecting Care Act, 2019 to specify the financial status of Ontario Health and Ontario Health at Home under the Financial Administration Act to reflect current practices in relation to the Consolidated Revenue Fund.

•	Amendments to repeal sections 3–5 of the Cap and Trade Cancellation Act, 2018.

•

Amendments to the Rebuilding Ontario Place Act, 2023 to broaden existing authorities that would help support the provincial government to streamline land use, access City of Toronto infrastructure and land, and remove procedural barriers to ensure a more efficient delivery of the Ontario Place Redevelopment Project.

•

Amendments to the Election Act to remove the requirement for general elections to occur on fixed election dates, returning Ontario to the long-standing tradition in which elections take place on a date to be determined by the Lieutenant Governor, on the advice of the Premier.

•

Amendments to the Election Finances Act to repeal pre-writ political advertising spending limits, permanently extend quarterly allowances for political parties, increase contribution limits to political parties, and strengthen investigation and enforcement mechanisms to better promote compliance with Ontario’s election laws.

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Consultations on a Plan to Protect Ontario

Consultations on a Plan to Protect Ontario

The 2025 Ontario Economic Outlook and Fiscal Review outlines the government’s progress on A Plan to Protect Ontario. The government is taking a fiscally responsible and balanced approach through sustained investments in key public services while maintaining fiscal flexibility to respond to uncertainty and make targeted investments and supports. To help inform the next phase of the plan as part of the 2026 Ontario Budget, the government is actively seeking ideas from workers, families, business owners, organizations and communities on what they want to see addressed as part of the next budget.

Key issues and priorities that the Minister of Finance will address in the next budget include protecting Ontario’s economy and workers, creating more jobs, keeping taxes low and costs down, delivering better services and getting critical infrastructure projects built. The people of Ontario can share their ideas with Ontario’s Minister of Finance online or by mail directly to the address below. Details on in-person consultation sessions, along with other electronic methods to submit ideas, will be available in the near future.

Online

Submit your written ideas at:
www.ontario.ca/budgetconsultations

By Mail

The Honourable Peter Bethlenfalvy
Minister of Finance
c/o Events, Corporate Initiatives and Internal Communications
Frost Building North, 3rd Floor
95 Grosvenor Street
Toronto, ON M7A 1Z1

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